

2020
Proxy Statement & Notice of Annual Meeting of Stockholders

Thursday, April 23, 2020
8:00 a.m. EDT

Lockheed Martin Center for
Leadership Excellence Auditorium
6777 Rockledge Drive
Bethesda, MD 20817



March 11, 2020

Dear Fellow Stockholders:

You are cordially invited to attend Lockheed Martin's 2020 Annual Meeting of Stockholders on Thursday, April 23, 2020, at 8:00 a.m. EDT.

Celebrating 25 Years as Lockheed Martin

On March 15, 1995, Lockheed and Martin Marietta officially combined in a "merger of equals" to form Lockheed Martin. As we celebrate 25 years as a single company, I'm proud to report that Lockheed Martin has never been stronger. Both companies brought a rich heritage with roots that reach back to the early days of aviation, when Allan and Malcolm Lockheed and Glenn Martin founded their respective companies in 1912. These pioneering businesses developed some of the most innovative technologies of the 20th century. We are honored to have furthered this legacy over the past 25 years and we will continue to shape the future of aerospace and defense for decades to come.

Record 2019 Financial Performance

In 2019, Lockheed Martin delivered another year of outstanding financial performance for our stockholders. We increased net sales and net earnings by double digit percentages year-over-year, achieving new records of $59.8 billion and $6.2 billion, respectively. Our earnings per share reached $21.95, representing a 25 percent increase over 2018. In addition, we generated $7.3 billion in cash from operations after discretionary pension contributions of $1.0 billion and returned $3.8 billion in cash to stockholders through dividends and share repurchases. We were also pleased to end the year with a record backlog of $144 billion, setting the stage for continued success in 2020. For more detailed information on our financial results, please review our proxy statement and the enclosed 2019 Annual Report.

The Power of Our People

We recognize that in order to drive innovation and operational excellence, we must attract, develop, motivate, and retain world-class talent. Through the execution of our people strategy and management succession plan, we're working to expand our talent pipeline and build a workforce with the skills necessary to thrive in the workplace of the future. Our workforce development efforts are focused on ensuring that Lockheed Martin will maintain our leadership position in the industry and continue to provide our customers with innovative solutions to emerging challenges.

Commitment to Sound Corporate Governance

We are committed to implementing best practices in corporate governance to promote accountability to our stockholders. Board refreshment is an important element of our corporate governance framework. Over the past five years, we have added seven new independent directors, reducing our average director tenure to five years. Debra L. Reed-Klages became a director in November, further enhancing the diversity of our board. Debra's international business leadership experience, combined with her expertise in risk management and environmental sustainability, make her an excellent addition to our team. Retired Chairman of the Joint Chiefs of Staff General Joseph F. Dunford, Jr. also joined our board in February 2020. General Dunford's experience in complex, global operations and risk management, including cybersecurity threats, is a tremendous asset and will enhance board oversight in key business areas. Following the 2019 annual meeting, our independent directors elected Dan Akerson to serve as the independent Lead Director. Dan is a proven leader who will continue to provide independent oversight and expert guidance to the board.

On behalf of the entire board of directors, I want to thank you for your continued investment in Lockheed Martin. Even if you plan to attend the annual meeting in person, we urge you to promptly cast your vote in accordance with the board's recommendations.

Sincerely,

Marillyn A. Hewson



Marillyn A. Hewson
Chairman, President and
Chief Executive Officer

"As we celebrate the 25th anniversary of the Lockheed Martin merger, I'm proud to report that our company has never been stronger. In the decades to come, we will further the rich legacies of our heritage companies by continuing to shape the future of aerospace and defense around the world."

Notice of 2020 Annual Meeting of Stockholders

	Agenda	Board Recommendation
Item 1	Election of 12 directors	FOR each of the director-nominees
Item 2	Ratification of the appointment of Ernst & Young LLP as our independent auditors for 2020	FOR
Item 3	Advisory vote to approve the compensation of our named executive officers (Say-on-Pay)	FOR
Item 4	Management proposal to approve the Lockheed Martin Corporation 2020 Incentive Performance Award Plan	FOR
Item 5	Consideration of a stockholder proposal, if properly presented	AGAINST
	Consideration of any other matters that may properly come before the meeting	

We have enclosed our 2019 Annual Report to Stockholders. The report is not part of the proxy soliciting materials for the 2020 Annual Meeting. The Proxy Materials or a Notice of Internet Availability were first sent to stockholders on or about March 11, 2020.

Please vote at your earliest convenience to ensure the presence of a quorum at the meeting. Promptly voting your shares in accordance with the instructions you receive will save the expense of additional solicitation. Submitting your proxy now will not prevent you from voting your shares at the meeting, as your proxy is revocable at your discretion.

Sincerely,

Maryanne R. Lavan

Maryanne R. Lavan
Senior Vice President, General Counsel and Corporate Secretary
March 11, 2020

Important Notice Regarding the Availability of Proxy Materials for the 2020 Annual Meeting:
The 2020 Proxy Statement and 2019 Annual Report are available at *www.edocumentview.com/LMT*.

Logistics

When:
Thursday, April 23, 2020, 8:00 a.m. EDT

Where:
Lockheed Martin Center for Leadership Excellence Auditorium
6777 Rockledge Drive
Bethesda, MD 20817

Who Can Vote:
You can vote if you were a stockholder of record on February 24, 2020.

How:



Via the Internet:
www.investorvote.com



By Telephone:
In the United States, Canada and Puerto Rico, call 1-800-652-8683; other locations call 1-781-575-2300.



By Mail:
Mark, date and sign your proxy card or voting instruction form and return it in the accompanying postage prepaid envelope.



In Person:
Attend the meeting to vote in person.

Admission to Meeting and Meeting Security:
To obtain an admission ticket to attend the meeting, follow the advance registration instructions on page 96 of the Proxy Statement. Valid, government-issued photo identification is required at the meeting. All hand-carried items are subject to inspection and will be screened at the door. Cameras, cell phones, electronic devices, bags and briefcases will not be permitted in the meeting.

Table of Contents

About Lockheed Martin

Lockheed Martin is a global security and aerospace company that employs 110,000 people worldwide and is principally engaged in the research, design, development, manufacture, integration and sustainment of advanced technology systems, products and services. Our mission is to solve complex challenges, advance scientific discovery and deliver innovative solutions to help our customers keep people safe.

Our Business

We have four business segments, each of which is dedicated to specific products and services.

$23.7B

Aeronautics Engaged in the research, design, development, manufacture, integration, sustainment, support and upgrade of advanced military aircraft, including combat and air mobility aircraft, unmanned air vehicles and related technologies

$10.1B

Missiles and Fire Control Provides air and missile defense systems; tactical missiles and air-to-ground precision strike weapon systems; logistics; fire control systems; mission operations support, readiness, engineering support and integration services; manned and unmanned ground vehicles; and energy management solutions

$15.1B

Rotary and Mission Systems Provides design, manufacture, service and support for a variety of military and commercial helicopters; ship and submarine mission and combat systems; mission systems and sensors for rotary and fixed-wing aircraft; sea- and land-based missile defense systems; radar systems; the Littoral Combat Ship; the Multi-Mission Surface Combatant; simulation and training services; and unmanned systems and technologies and supports the needs of customers in cybersecurity and delivers communications and command and control capability through complex mission solutions for defense applications

$10.9B

Space Engaged in the research and development, design, engineering and production of satellites, space transportation systems, and strategic, advanced strike and defensive systems. Space provides network-enabled situational awareness and integrates complex space and ground global systems to help our customers gather, analyze and securely distribute critical intelligence data. Space is also responsible for various classified systems and services in support of vital national security systems

Our 2019 Performance

Record
Sales of

$59.8B

Record
Backlog level of

$144B

Returned to Stockholders
through dividends and
share repurchases

$3.8B

Our Culture

Every day, our employees come to work with one focus – our customers' missions. Whether it's protecting citizens or advancing the boundaries of science, these missions are some of the most important and challenging in the world. We bring an unwavering commitment to help our customers succeed, and it's that sense of purpose and opportunity to make a difference in the world that drives us every day. We are focused on the research and development of high-performance aircraft, continuously seeking innovative, low-cost design and manufacturing strategies, delivering operational readiness for our customers' missions to ensure continued relevancy for the life cycle of our products. Lockheed Martin's success depends on our commitment to integrity. Our core values – Do What's Right, Respect Others and Perform with Excellence – are fundamental to who we are and what we do.

Proxy Statement Summary

The Board of Directors (the Board) of Lockheed Martin Corporation (the Corporation) is providing the Notice of 2020 Annual Meeting of Stockholders, this Proxy Statement and proxy card (the Proxy Materials) in connection with the Corporation's solicitation of proxies for the 2020 Annual Meeting (the Annual Meeting) to be held on April 23, 2020, at 8:00 a.m. EDT, at the Lockheed Martin Center for Leadership Excellence Auditorium, 6777 Rockledge Drive, Bethesda, Maryland 20817, and at any adjournment or postponement thereof.

This proxy summary highlights information contained elsewhere in our Proxy Statement. The summary does not contain all the information that you should consider, and we encourage you to read the entire Proxy Statement carefully.

Voting Matters and Board Recommendations

Proposal 1

Election of 12 Director-Nominees

The Board recommends a vote FOR each of the director-nominees.

See pages 10-16 for further information.

Proposal 2

Ratification of the appointment of Ernst & Young LLP as our Independent Auditors for 2020

The Board recommends a vote FOR ratification of Ernst & Young LLP for 2020.

See pages 33-34 for further information.

Proposal 3

Advisory Vote to Approve the Compensation of our Named Executive Officers (Say-on-Pay)

The Board recommends a vote FOR our Say-on-Pay proposal.

See page 36 for further information.

Proposal 4

Management Proposal to Approve the Lockheed Martin Corporation 2020 Incentive Performance Award Plan (the 2020 IPAP)

The Board recommends a vote FOR the approval of the 2020 IPAP.

See pages 74-81 for further information.

Proposal 5

Stockholder Proposal to Adopt Stockholder Action by Written Consent

The Board recommends a vote AGAINST proposal 5.

See pages 88-89 for further information.

Corporate Governance Highlights

Board Composition, Committees, Skills and Qualifications

The Board carefully reviews its composition to ensure it has the right mix of people with diverse perspectives, business and professional experiences as well as professional integrity, sound judgment and collegiality.

Name, Age, Independence and Position	Tenure	Other Public Boards	Audit	Classified Business and Security	Management Development and Compensation	Nominating and Corporate Governance
Daniel F. Akerson, 71, Independent Lead Director Retired Chairman and Chief Executive Officer of General Motors Company	2014	CommScope Holding Company, Inc.				C
David B. Burritt, 64, Independent President and Chief Executive Officer of United States Steel Corporation	2008	United States Steel Corporation	●			●
Bruce A. Carlson, 70, Independent Retired United States Air Force General	2015	Benchmark Electronics Inc.		●		●
Joseph F. Dunford, Jr., 64, Independent Retired United States Marine Corps General Former Chairman of the Joint Chiefs of Staff	2020	None		●		●
James O. Ellis, Jr., 72, Independent Retired President and Chief Executive Officer of Institute of Nuclear Power Operations	2004	Dominion Energy, Inc.	●	C		
Thomas J. Falk, 61, Independent Retired Chairman and Chief Executive Officer of Kimberly-Clark Corporation	2010	None	C		●	
Ilene S. Gordon, 66, Independent Retired Chairman and Chief Executive Officer of Ingredion Incorporated	2016	International Paper Company	●		C	
Marillyn A. Hewson, 66 Chairman, President and Chief Executive Officer of Lockheed Martin Corporation	2012	Johnson & Johnson				
Vicki A. Hollub, 60, Independent President and Chief Executive Officer of Occidental Petroleum Corporation	2018	Occidental Petroleum Corporation			●	●
Jeh C. Johnson, 62, Independent Partner at Paul, Weiss, Rifkind, Wharton & Garrison LLP Former Secretary of Homeland Security	2018	None		●		●
Debra L. Reed-Klages, 63, Independent Retired Chairman, President and Chief Executive Officer of Sempra Energy	2019	Chevron Corporation; Caterpillar Inc.	●		●	
James D. Taiclet, Jr., 59, Independent Chairman, President and Chief Executive Officer of American Tower Corporation	2018	American Tower Corporation	●		●	

Committees Member: ● Chair: C

Board Diversity
42%

Gender and Ethnic Diversity

4 Female Directors ●●●●

1 African-American Director ●

Board Refreshment
7 New Directors in Past 5 Years

7 Directors 0-5 years ●●●●●●●

3 Directors 6-10 years ●●●

2 Directors 10+ years ●●

Average Tenure — **5 Years**

Average Age — **65**

2 50 – 60 ●●

8 61 – 70 ●●●●●●●●

2 71 – 75 ●●

Mandatory Retirement Age — **75**



CEO Leadership Experience

8 **Directors** are current or former public company CEOs who add to the effectiveness of the Board through leadership experience in large, complex organizations and expertise in corporate governance, strategic planning and risk management.



Global Experience

12 **Directors** have board leadership experience with multinational companies or internationally.



Financial Experts

7 **Directors** meet the Securities and Exchange Commission's (SEC) criteria as independent "audit committee financial experts."



Government Experience

4 **Directors** have served in senior government or military positions and provide industry experience and insight into our core customers and governments around the world.



Veterans of the U.S. Armed Forces

6 **Directors** are military veterans.

Our Alignment with Governance Standards

In 2018, Lockheed Martin became a signatory to the **Commonsense Principles 2.0**, a series of corporate governance principles for public companies, their boards and their institutional stockholders, which are intended to provide a basic framework for sound, long-term oriented governance. These Principles recognize that not every principle will be applied in the same fashion (or at all) by every company or board. In addition, our corporate governance practices comply with the **Investor Stewardship Group (ISG) Corporate Governance Principles for U.S. Listed Companies** that went into effect in 2018. Below we identify each of the ISG's corporate governance principles and how our specific practices are aligned.

Boards are accountable to stockholders	**Boards should adopt structures and practices that enhance their effectiveness**
✓ Annual election of directors ✓ Majority voting standard for uncontested director elections ✓ Directors not receiving majority support tender resignation to Board for consideration ✓ Market-standard proxy access right for stockholders ✓ No poison pill ✓ Fully disclose corporate governance practices	✓ 11 of 12 directors are independent ✓ 4 of our directors are women ✓ Significant Board refreshment ✓ Directors reflect a diverse mix of skills and experience ✓ All Board committees are fully independent ✓ Annual Board and committee self-assessments ✓ Board access to officers and employees ✓ 2019 Board attendance greater than 98% ✓ Overboarding policy ensures Board members can devote sufficient time to the Corporation
Boards should be responsive to stockholders and be proactive in order to understand their perspectives	**Boards should have strong, independent leadership**
✓ Proactive, year-round engagement with stockholders, including participation of independent Lead Director ✓ Engagement topics included Board refreshment, executive compensation, and environmental, social and governance (ESG) matters	✓ Empowered independent Lead Director ✓ Annual review of Board leadership structure ✓ Independent chairs of all Board committees
Stockholders should be entitled to voting rights in proportion to their economic interest	**Boards should develop management incentive structures that are aligned with the long-term strategy of the company**
✓ One class of voting stock ✓ "One share, one vote" standard	✓ Compensation programs actively reviewed by the Board and include short- and long-term goals tied to the long-range plan and that underpin our long-term strategy

Board Effectiveness

Our Board takes a multi-faceted approach to continually assess Board composition and evaluate effectiveness.

Practices Contributing to Board Effectiveness

➢ **Identification of Diverse Board Candidates**

➢ **Rotation of Board Committee Assignments**

➢ **Annual Performance Assessments**

➢ **Robust Onboarding and Continuing Education**

➢ **Tenure and Overboarding Guidelines**

Meaningful Refreshment

The Board has added 7 new directors in the past 5 years.

Skills enhanced in past 5 years:

- Enterprise risk management
- Environment, safety and health, and sustainability expertise
- Global organization experience
- Innovation, information technology and cybersecurity
- Industry and customer experience

Stockholder Outreach

Lockheed Martin engages with a broad range of stockholders, including index funds, unions and public pension funds, actively-managed funds and socially-responsible investment funds, and proxy advisory firms. During 2019, we contacted 47 of our largest institutional investors, stockholders and other significant stakeholders, representing over 45 percent of our outstanding shares, and invited them to engage on various topics including board composition, executive compensation, human capital management, ESG matters, as well as any other topics of interest. We engaged by telephone conference or written correspondence with over 30 of the stakeholders contacted, including stockholders representing approximately 39 percent of our outstanding shares.

30+
Engagements

25+
Stockholders

39%
Outstanding Stock (as of December 31, 2019)

Compensation Highlights

2019 Pay and Performance

A substantial portion of compensation paid to our named executive officers (NEOs) is performance-based. We use the 50th percentile of our comparator group to set target compensation but allow for payments to exceed or fall below the target level based upon actual performance. This outcome is consistent with our pay-for-performance philosophy to set pay and targets at market levels, but pay incentive compensation to reflect actual performance.

Based on our strong short- and long-term financial and operational performance, as manifested in record sales, backlog, segment operating profit, and earnings per share for the year, our 2019 annual and 2017-2019 long-term incentive plans paid out above the targets.

1-, 3- and 5-Year Total Stockholder Returns



2019 Annual Incentive
Component Weightings and Achievements



2017-2019 Long-Term Incentive
Component Weightings and Achievements



* See Non-GAAP terms in Appendix B for an explanation of "Segment Operating Profit," "Return on Invested Capital (ROIC)," and "Performance Cash" and our forward-looking statements concerning future performance or goals for future performance.

Compensation Best Practices

 **Best Practices in Our Programs**

- Pay aligns with performance
- Market-based (50th percentile) approach for determining NEO target pay levels
- Caps on annual and long-term incentives, including when Total Stockholder Return (TSR) is negative
- Enhanced clawback policy on variable pay
- Double-trigger provisions for change in control
- Robust stock ownership requirements
- Low burn rate and dilution
- Incentive payouts deteriorate more rapidly between minimum and target as compared to target and maximum
- No payment of dividends or dividend equivalents on unvested equity awards

 **Practices We Do Not Engage In or Allow**

- No employment agreements
- No option backdating, cash out of underwater options or repricing
- No excise tax assistance (gross-ups) upon a change in control
- No tax gross-ups on personal use of corporate aircraft
- No individual change in control agreements
- No automatic acceleration of unvested incentive awards in the event of termination
- No enhanced retirement formula or inclusion of long-term incentives in pensions
- No enhanced death benefits for executives
- No hedging or pledging of Company stock

Enterprise Risk and Sustainability

Sustainability Governance Structure

We take an integrated approach to managing a spectrum of corporate culture, ethics and business integrity, governance and sustainability through a risk management lens. Oversight of ESG matters follows our formal sustainability governance structure. This structure includes our Nominating and Corporate Governance Committee (Governance Committee), the executive leadership team and a working group of key functional leaders who partner to implement sustainability policies and processes across our operations. The Governance Committee is chartered by the Board of Directors to lead its oversight responsibilities relating to the Corporation's ethical conduct, environmental stewardship, corporate culture, philanthropy, workforce diversity, health and safety.

Relevant Issues and Strategic Priorities

Through 2020, we are focusing on five core sustainability issues and objectives, set forth below. These five core issues include ESG topics that represent stakeholder priorities and drivers of long-term value creation. In 2019, we underwent a core issues assessment and surveyed our stakeholders to inform our sustainability priorities beyond 2020. We also established the next generation of our Go Green environmental stewardship goals. Refer to page 32 for further details.


PRODUCT IMPACT
Innovating Energy, Security and Telecommunications Infrastructure
BUSINESS INTEGRITY
Advancing Ethical Conduct
EMPLOYEE WELLBEING
Fostering A High-Performance, Inclusive Workplace
INFORMATION SECURITY
Securing Data for our Operations and Customers
RESOURCE EFFICIENCY
Optimizing our Energy, Water and Material Usage

Our independent directors who serve on the Governance Committee review performance against the Sustainability Management Plan (SMP), a set of targets that correspond to objectives associated with our five core issues listed above. The Governance Committee also approves the Corporation's Code of Conduct (*www.lockheedmartin.com/en-us/who-we-are/ethics/code-of-ethics.html*) and annual Sustainability Report (*www.lockheedmartin.com/en-us/who-we-are/sustainability.html*).

Sustainability Mission

Our sustainability mission is to foster innovation, integrity and security to protect the environment, strengthen communities and propel responsible growth.

Our Sustainability Governance Structure


Board of Directors
Nominating and Corporate Governance Committee
Chairman, President and CEO
Executive Leadership Team
Executive VP Business Segments
SVP Business Functions
Executive VP and CFO
SVP Ethics and Enterprise Assurance
Chair
Sustainability Working Group
VP, Government Affairs
VP, Environment, Safety and Health
Director, Enterprise Risk and Sustainability
Director, Global Supply Chain Operations
Director, Social Impact
Director, Human Resources
Director, Advanced Technology
Director, Corporate Legal
Director, Ethics

Board of Directors
Monitors the Corporation's adherence to our Code of Ethics and Business Conduct and oversees performance in corporate sustainability, employee safety and health, ethical business practices and diversity and inclusion.

Executive Leadership Team
Guides and governs corporate-wide sustainability objectives and initiatives.

Sustainability Working Group
Drives performance of our sustainability agenda, facilitates sustainability initiatives and coordinates stakeholder engagement.

Election of Directors

- Diverse slate of directors with broad leadership and customer experience.
- All nominees are independent, except the Chairman.
- Average director tenure is five years with seven new directors in five years.

✓ The Board unanimously recommends a vote FOR each of the director-nominees.

Board Composition, Qualifications and Diversity

We have no agreements obligating the Corporation to nominate a particular candidate as a director, and none of our directors represents a special interest or a particular stockholder or group of stockholders.

At Lockheed Martin, we recognize diversity and inclusion as a business imperative. We believe that our business accomplishments are a result of the efforts of our employees around the world, and that a diverse employee population will result in a better understanding of our customers' needs. Our success with a diverse workforce also informs our views about the value of a board of directors that has persons of diverse skills, experiences and backgrounds. To this end, the Board seeks to identify candidates with areas of knowledge or experience that will expand or complement the Board's existing expertise in overseeing a technologically advanced global security and aerospace company. Diversity in skills and backgrounds ensures that the widest range of options and viewpoints are expressed in the boardroom.

Summary of Director-Nominees' Core Competencies

We consider current Board skills, background, experience, tenure and anticipated retirements to identify gaps that may need to be filled through the Board refreshment process. The following chart summarizes the core competencies that the Board considers valuable to effective oversight of the Corporation, and illustrates how the current Board members individually and collectively represent these key competencies. The lack of an indicator for a particular item does not mean that the director does not possess that qualification, skill or experience rather, the indicator represents that the item is a core competency that the director brings to the Board.

CEO LEADERSHIP EXPERIENCE — 8
CEO public company leadership that contributes to the understanding and oversight of large complex organizations

SENIOR GOVERNMENT / MILITARY EXPERIENCE — 6
Contributes to an understanding of our customers and the ability to understand policy issues

ENVIRONMENTAL, SAFETY & SUSTAINABILITY — 6
Contributes to the oversight and commitment to our environmental, safety and sustainability initiatives

GLOBAL EXPERIENCE — 12
Contributes to the understanding of operations and business strategy abroad

HUMAN CAPITAL MANAGEMENT — 12
Contributes to our ability to attract, motivate and retain a highly qualified workforce, including executives

ENGINEERING, TECHNOLOGY & INNOVATION — 6
Contributes to the understanding of key technology imperatives

FINANCIAL EXPERT — 7
Meets the Securities and Exchange Commission's (SEC) criteria as an independent "audit committee financial expert"

RISK MANAGEMENT — 12
Contributes to the identification, assessment and mitigation of risks

MANUFACTURING — 9
Contributes to the understanding of the challenges of complex manufacturing

CYBERSECURITY / INFORMATION TECHNOLOGY — 5
Contributes to the understanding and oversight of cybersecurity threats and digital transformation

Board Attendance

In 2019, the Board met a total of eight times. All directors on the Board during 2019 attended more than 75 percent of the total Board and committee meetings to which they were assigned and overall attendance was greater than 98 percent. Board members are encouraged to attend the annual meeting of stockholders and nine of ten incumbent directors attended the 2019 annual meeting.

Director-Nominees

Daniel F. Akerson

Independent Lead Director | **Director since 2014**



Age 71

Current Committees
- Executive
- Nominating and Corporate Governance, Chair

Other Current Public Boards
CommScope Holding Company, Inc.

Biography
Vice Chairman of The Carlyle Group from March 2014 to December 2015. Mr. Akerson was Chairman of the Board of Directors and Chief Executive Officer of General Motors Company from January 2011 until his retirement in January 2014. Prior to joining General Motors, he was a Managing Director of The Carlyle Group, serving as the Head of Global Buyout from July 2009 to August 2010 and as Co-Head of U.S. Buyout from June 2003 to June 2009. He previously served on the board of directors of KLDiscovery Inc. from December 2019 until January 2020.

Skills, Qualifications and Core Competencies
      

- Core leadership skills and experience with the demands and challenges of the global marketplace
- Extensive operating, marketing and senior management experience in a succession of major companies in challenging, highly competitive industries
- Enterprise risk management, financial, investment and mergers and acquisitions expertise

David B. Burritt

Independent Director | **Director since 2008**



Age 64

Current Committees
- Audit
- Nominating and Corporate Governance

Other Current Public Boards
United States Steel Corporation

Biography
President and Chief Executive Officer of United States Steel Corporation since May 2017. Mr. Burritt also was named to United States Steel Corporation's board of directors at that time. Mr. Burritt previously served as President and Chief Operating Officer of United States Steel Corporation from February 2017 to May 2017; Chief Financial Officer from September 2013 to May 2017; and Executive Vice President from September 2013 to February 2017. Prior to joining U.S. Steel, Mr. Burritt served as Chief Financial Officer of Caterpillar Inc. until his retirement in 2010, after more than 32 years with the company.

Skills, Qualifications and Core Competencies
      

- Expertise in public company accounting, risk management, disclosure, financial system management, manufacturing and commercial operations and business transformation from roles as CEO and CFO at United States Steel Corporation and CFO and Controller at Caterpillar Inc.
- Over 40 years' experience with the demands and challenges of the global marketplace from his positions at United States Steel Corporation and Caterpillar Inc.

Bruce A. Carlson

Independent Director | Director since 2015





Age 70

Current Committees
- Classified Business and Security
- Nominating and Corporate Governance

Other Current Public Boards
Benchmark Electronics Inc.

Biography

Retired U.S. Air Force General, Mr. Carlson has been chairman of Utah State University's Space Dynamics Laboratory Guidance Council since June 2013 and chairman of its board of directors since 2018. Previously, Mr. Carlson served as the 17th Director of the National Reconnaissance Office from 2009 until 2012. He retired from the U.S. Air Force in 2009 after more than 37 years of service, including service as Commander, Air Force Materiel Command at Wright-Patterson AFB, Ohio, Commander, Eighth Air Force at Barksdale AFB, Louisiana; and Director for Force Structure, Resources and Assessment (J-8) for the Joint Staff.

Skills, Qualifications and Core Competencies

- Industry-specific expertise and knowledge of our core customer, including aircraft and satellite development and acquisition experience from his service in senior leadership positions with the military
- Experience with the demands and challenges associated with managing large organizations from his service as a Commander and Joint Staff Director of the Joint Chiefs and the National Reconnaissance Office
- Skilled in executive management, logistics and military procurement

Joseph F. Dunford, Jr.

Independent Director | Director since 2020





Age 64

Current Committees
- Classified Business and Security
- Nominating and Corporate Governance

Other Current Public Boards
None

Biography

Retired Marine Corps General, Mr. Dunford served as the 19th Chairman of the Joint Chiefs of Staff from 2015 until his retirement in September 2019. His previous assignments include serving as the 36th Commandant of the Marine Corps and the Commander of all U.S. and NATO Forces in Afghanistan. Commissioned in 1977, General Dunford served as an infantry officer at all levels, including commanding the 5th Marine Regiment during Operation Iraqi Freedom.

Skills, Qualifications and Core Competencies

- Industry-specific expertise and knowledge of our core customer from his service in senior leadership positions with the military
- Experience with the demands and challenges associated with managing large organizations from his service as a Commander and Chairman of the Joint Chiefs of Staff
- Skilled in executive management, logistics, military procurement and cybersecurity threats

James O. Ellis, Jr.

Independent Director | Director since 2004



Age 72

Current Committees
- Audit
- Classified Business and Security, Chair
- Executive

Other Current Public Boards
Dominion Energy, Inc.

Biography

Admiral Ellis has served as an Annenberg Distinguished Fellow at the Hoover Institution at Stanford University since 2014. Previously, he served as President and Chief Executive Officer of Institute of Nuclear Power Operations from May 2005 until his retirement in May 2012. Mr. Ellis retired from active duty in July 2004 after serving as Admiral and Commander, United States Strategic Command, Offutt Air Force Base, Nebraska. He formerly served as a director of Level 3 Communications, Inc. from March 2005 to November 2017.

Skills, Qualifications and Core Competencies

     

- Industry-specific expertise and knowledge of our core customers from his service in senior leadership positions with the military and the private sector
- Expertise in aeronautical and aerospace engineering, information technology and emerging energy issues
- Skilled in enterprise risk management
- Over 40 years' experience in managing and leading large and complex technology-focused organizations, in large part as a result of serving for 35 years as an active duty member of the United States Navy

Thomas J. Falk

Independent Director | Director since 2010



Age 61

Current Committees
- Audit, Chair
- Executive
- Management Development and Compensation

Other Current Public Boards
None

Biography

Executive Chairman of Kimberly-Clark Corporation from January 2019 through December 2019. Having served 36 years at Kimberly-Clark Corporation, Mr. Falk was Chairman of the Board and Chief Executive Officer from 2003 until December 2018; Chief Executive Officer from 2002 and President and Chief Operating Officer from 1999 to 2002.

Skills, Qualifications and Core Competencies

      

- Experience with the demands and challenges associated with managing global organizations from his experience as Chairman and Chief Executive Officer of Kimberly-Clark Corporation
- Knowledge of financial system management, public company accounting, disclosure requirements and financial markets
- Manufacturing, human capital management, compensation, governance and public company board experience

Ilene S. Gordon

Independent Director | Director since 2016





Age 66

Current Committees
- Audit
- Executive
- Management Development and Compensation, Chair

Other Current Public Boards
International Paper Company

Biography
Executive Chairman of the Board of Ingredion Incorporated from January 2018 through July 2018. Previously, Ms. Gordon was Chairman of the Board, President and Chief Executive Officer of Ingredion Incorporated from May 2009 through December 2017.

Skills, Qualifications and Core Competencies

- Experience with the demands and challenges associated with managing global organizations from her experience as Chairman, President and Chief Executive Officer of Ingredion Incorporated
- Knowledge of financial system management, public company accounting, disclosure requirements and financial markets
- Marketing, human capital management, compensation, governance and public company board experience

Marillyn A. Hewson

Chairman, President & CEO | Director since 2012





Age 66

Current Committees
- Executive, Chair

Other Current Public Boards
Johnson & Johnson

Biography
Chairman, President and Chief Executive Officer of Lockheed Martin since January 2014. Having served 37 years at Lockheed Martin in roles of increasing responsibility, Ms. Hewson held the positions of Chief Executive Officer and President from January 2013 to December 2013; and President and Chief Operating Officer from November 2012 to December 2012. Ms. Hewson formerly served as a director of DowDuPont Inc. from 2007 to March 2019.

Skills, Qualifications and Core Competencies

- Broad insight and knowledge into the complexities of global business management, strategic planning, finance, supply chain and leveraged services based on more than three decades of experience in executive and operational roles with the Corporation and in our industry
- Expertise in government relations, government contracting, manufacturing, marketing and human capital management
- Corporate governance and audit expertise derived from service on boards of other multinational corporations and nonprofit organizations

Vicki A. Hollub

Independent Director | Director since 2018



Age 60

Current Committees
- Management Development and Compensation
- Nominating and Corporate Governance

Other Current Public Boards
Occidental Petroleum Corporation

Biography
President and Chief Executive Officer of Occidental Petroleum Corporation (Occidental), an international oil and gas exploration and production company since April 2016. Having served more than 30 years at Occidental, Ms. Hollub served as President and Chief Operating Officer from 2015 to 2016; Senior Executive Vice President, Occidental and President, Oxy Oil and Gas - Americas from 2014 to 2015, and Executive Vice President, Occidental and Executive Vice President, U.S. Operations and Oxy Oil and Gas from 2013 to 2014.

Skills, Qualifications and Core Competencies

       

- Broad insight and experience with the demands and challenges associated with managing global organizations from her experience as President and Chief Executive Officer of Occidental and more than three decades in executive and operational roles
- Expertise in the Middle East region and Latin America
- Skilled in enterprise risk management, environmental, safety and health, and sustainability

Jeh C. Johnson

Independent Director | Director since 2018



Age 62

Current Committees
- Classified Business and Security
- Nominating and Corporate Governance

Other Current Public Boards
None

Biography
Partner at the international law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP since January 2017. Previously, Mr. Johnson served as U.S. Secretary of Homeland Security from December 2013 to January 2017; and as General Counsel of the U.S. Department of Defense and as General Counsel of the U.S. Department of the Air Force. Mr. Johnson is presently a director of the Council on Foreign Relations, and formerly served as a director of PG&E Corporation from May 2017 to March 2018.

Skills, Qualifications and Core Competencies

    

- Expertise in national security, leadership development and organizational preparedness from his service as U.S. Secretary of Homeland Security
- Industry-specific expertise and insight into our core customers, including requirements for acquisition of products and services, from prior senior leadership positions with the military
- Experience with large organization management and assessing human resources, equipment, cybersecurity, and financial requirements, as well as reputational risks

Debra L. Reed-Klages Independent Director | Director since 2019





Age 63

Current Committees
- Audit
- Management Development and Compensation

Other Current Public Boards
Chevron Corporation
Caterpillar Inc.

Biography
Retired in December 2018 as Executive Chairman of Sempra Energy. She served as Chairman, President and Chief Executive Officer of Sempra Energy from March 2017 to May 2018, Chairman and Chief Executive Officer of Sempra Energy from December 2012 to March 2017 and Chief Executive Officer of Sempra Energy from June 2011 to December 2012. Previously, Ms. Reed-Klages served as an Executive Vice President of Sempra Energy and as President and Chief Executive Officer of SDG&E and SoCalGas, Sempra Energy's regulated California utilities. She was also previously President, Chief Operating Officer and CFO of SDG&E and SoCalGas. She previously served on the boards of directors of Halliburton Company from January 2001 to September 2018 and Oncor Electric Delivery Company LLC during 2018.

Skills, Qualifications and Core Competencies
- Experience with the demands and challenges associated with managing global organizations from her experience as Chairman, President and Chief Executive Officer of Sempra Energy
- Skilled in enterprise risk management, environmental, safety and health, and sustainability
- Knowledge of financial system management, compensation, governance and public company board experience

James D. Taiclet, Jr. Independent Director | Director since 2018





Age 59

Current Committees
- Classified Business and Security
- Management Development and Compensation

Other Current Public Boards
American Tower Corporation

Biography
Chairman, President and Chief Executive Officer of American Tower Corporation. Mr. Taiclet was appointed President and Chief Operating Officer in September 2001; named Chief Executive Officer in October 2003; and selected as Chairman of the Board in February 2004. Previously, Mr. Taiclet served as President of Honeywell Aerospace Services, a unit of Honeywell International and Vice President, Engine Services at Pratt & Whitney, a unit of United Technologies Corporation.

Skills, Qualifications and Core Competencies
- Effective leadership and executive experience as Chairman, President and CEO of American Tower Corporation
- Expertise in management at large-scale, multinational corporations, including regulatory compliance, corporate governance, capital markets and financing, strategic planning and investor relations
- Industry-specific expertise from service as a U.S. Air Force officer and pilot and as an executive at Honeywell Aerospace Services and Pratt & Whitney

Board Effectiveness, Evaluations and Refreshment

Board composition is a critical area of focus for the Board. Having the right mix of people who bring diverse perspectives, business and professional experiences and competencies as well as professional integrity, sound judgment and collegiality, provides a foundation for robust dialogue, informed advice and collaboration in the boardroom. The Board strives to ensure an environment that encourages diverse critical thinking and values innovative, strategic discussions to achieve a higher level of success for the Corporation and its stockholders. The Governance Committee screens and recommends candidates for nomination by the full Board. The Governance Committee uses a variety of methods to help identify potential board candidates with the desired skills and background needed for the Corporation's business, including informal networks, internal resources and other channels.

Effective November 1, 2019, the Board appointed Debra L. Reed-Klages to the Board and effective February 10, 2020, the Board appointed Joseph F. Dunford, Jr. to the Board (see Ms. Reed-Klages' and Mr. Dunford's biographies on pages 16 and 12, respectively). Using publicly available data and director networks, our internal executive search team compiled a list of prospective director candidates reflecting the Board's criteria, qualifications and experience, which was focused on identifying directors with relevant public company experience, global expertise, government experience and diverse perspectives given recent retirements. Ms. Reed-Klages and Mr. Dunford were identified from this source pool by the Chairman and the Governance Committee and were interviewed by the Chairman and independent Lead Director, who also chairs the Governance Committee. While there is no formal Board policy with regard to the consideration of diversity in identifying director nominees, the source pool intentionally included candidates with diverse backgrounds and the election of Ms. Reed-Klages further enhanced the Board's diversity.

Board Refreshment Elements

Governance Committee Review of Board Candidates

The Board seeks a diverse group of candidates who, at a minimum, possess the background, skills, expertise, competencies and time to make a significant contribution to the Board. The Governance Guidelines (available at *www.lockheedmartin.com/corporate-governance*) list criteria against which candidates may be judged. In addition, the Governance Committee considers, among other things:

- input from the Board's self-assessment process to prioritize areas of expertise that were identified;

- investor feedback and perceptions;

- the candidates' skills and competencies to ensure they are aligned to the Corporation's future strategic challenges and opportunities;

- the needs of the Board in light of Board retirements; and

- a balance between public company and government customer-related experience.

During the process of identifying and selecting director nominees, the Governance Committee screens and recommends candidates for nomination by the full Board. The Bylaws currently provide that the size of the Board may range from 10 to 14 members.

Director candidates also may be identified by stockholders and will be evaluated under the same criteria applied to other director nominees and considered by the Governance Committee. Information on the process and requirements for stockholder nominees may be found in Sections 1.10 and 1.11 of our Bylaws on the Corporation's website at *www.lockheedmartin.com/corporate-governance.*

Board Committee Assignments

In February of each year, the Governance Committee reviews the membership, tenure, leadership and commitments of each of the committees and considers possible changes given the qualifications and skill sets of members on the Board or a desire for committee rotation or refreshment. The Governance Committee also takes into consideration the membership requirements and responsibilities set forth in each of the respective committee charters and the Governance Guidelines as well as any upcoming vacancies on the Board due to our mandatory retirement age. The Governance Committee recommends to the Board any proposed changes to committee assignments and leadership to be made effective at the next annual meeting of stockholders. The Governance Committee also reviews the operation of the Board generally and based upon its recommendation, the Board approved the consolidation of the Strategic Affairs Committee into the Audit Committee effective immediately following the 2019 annual meeting.

Annual Performance Assessment

The Board conducts a self-assessment of its performance and effectiveness as well as that of its committees on an annual basis. The self-assessment helps the Governance Committee to track progress in certain areas targeted for improvement from year-to-year and to identify ways to enhance the Board's and its committees' effectiveness. The evaluation process includes the following steps:

1	**Annual Written Questionnaire**	Open-ended questions to solicit candid feedback. Topics covered include: • Board meeting content • Board culture • Board leadership structure • Board composition, selection and diversity • Potential skills gaps for identifying board candidates • Committee effectiveness • Evaluation of risks • Peer assessment
2	**One-on-One Discussions with Independent Lead Director**	Every few years, including in 2019, the independent Lead Director conducts separate, one-on-one discussions with each director to discuss any additional feedback or perspectives.
3	**Committee/Board Private Sessions**	The Governance Committee and each other committee and the full board review the results of the evaluations in private session. The board discussion is led by the independent Lead Director.
4	**Feedback Incorporated**	• 2018 and 2019 Committee consolidations • Moved oversight of cybersecurity (other than classified cyber) to the full Board • Added additional directors with CEO and senior military experience • New independent Lead Director and committee leadership selections

Robust Onboarding and Continuing Education

New directors are provided a comprehensive orientation about the Corporation, including our business operations, strategy and governance. New directors have one-on-one sessions with the CEO, other directors and other members of senior management. Members of our senior management regularly review with the Board the operating plan of each of our business segments and the Corporation as a whole. The Board also conducts periodic site visits to our facilities as part of its regularly scheduled Board meetings and directors are encouraged to visit sites on an ad hoc basis and meet one-on-one with members of senior management and other employees. Directors are encouraged to attend outside director continuing education programs sponsored by educational and other institutions to assist them in staying abreast of developments in corporate governance and critical issues relating to the operation of public company boards.

Our Tenure Guidelines

Mandatory Retirement Age	A director must retire at the annual meeting following his or her 75th birthday.
Term Limits	We do not have term limits for directors as we believe implementing term limitations may prevent the Board from taking advantage of insight that longer tenure brings.
Employment Change	Directors should expect to resign upon any significant change in principal employment or responsibilities.
Failed Election	Directors must offer to resign as a result of a failed stockholder vote under majority voting policy.

Corporate Governance

Lockheed Martin believes good governance is integral to achieving long-term stockholder value. The Board's primary role is to oversee management and represent the interests of stockholders. Directors are expected to attend Board meetings, the meetings of the committees on which they serve and the annual meeting of stockholders. The Board and its committees regularly schedule and hold executive sessions without any members of management present. Between meetings, directors interact with the Chairman, President and CEO, the independent Lead Director and other members of management and are available to provide advice and counsel to management.

Message from the Independent Lead Director

The Board believes that having a strong, independent Lead Director role is important to sound corporate governance. I was elected in April 2019 upon the retirement of my predecessor in this role, Nolan Archibald. The Board has structured the role of the independent Lead Director to further enhance the functioning of the Board and with sufficient authority to serve as a counterbalance to management. The responsibilities of the role, as specified in the Bylaws include to:



Daniel F. Akerson, Independent Lead Director

- preside as chair at Board meetings while in executive sessions of the non-management members of the Board or executive sessions of the independent directors or if the Chairman is not present;
- determine the frequency and timing of executive sessions of non-management directors and report to the Chairman on all relevant matters arising from those sessions;
- consult with the Chairman and committee chairs regarding the topics for and schedules of the meetings of the Board and committees and approve the topics for and schedules of Board meetings;
- review and approve all Board and committee agendas and provide input to management on the scope and quality of information sent to the Board;
- assist with recruitment of director candidates and, along with the Chairman, extend invitations to potential directors to join the Board;
- act as liaison between the Board and management and among the directors and the committees of the Board;
- serve as a member of the Executive Committee of the Board;
- serve as an ex-officio member of each committee if not otherwise a member of the committee;
- serve as the point of contact for stockholders and others to communicate with the Board;
- recommend to the Board and committees the retention of advisors and consultants who report directly to the Board;
- call a special meeting of the Board or of the independent directors at any time, at any place and for any purpose; and
- perform all other duties as may be assigned by the Board from time to time.

In addition to my review of Board and committee agendas, the committee chairs also review and discuss the agendas for the meetings in advance of distribution of the agendas and related Board or committee material.

I look forward to continuing to work closely with our Chairman and CEO and contributing to our Board's strong oversight as Lead Director and to engagement with stockholders. I welcome your comments. Stockholders and other interested parties may communicate with me by email at *Lead.Director@lmco.com*.

Board Leadership Structure

The Board believes that it must be independent and must provide strong and effective oversight. The Board also believes that the independent Board members should have the flexibility to respond to changing circumstances and choose the model that best fits the then-current situation. As a result, the roles of Chairman and CEO have been split from time to time to facilitate leadership transitions, while at other times the roles have been combined. The Board believes that, at the present time, the Corporation is best served by allocating governance responsibilities between a combined Chairman and CEO and an independent Lead Director with robust responsibilities. Ms. Hewson's extensive knowledge of the Corporation and the aerospace and defense industry gained through her 37 years of experience in various executive leadership positions is valuable to the Board in the role as Chairman. This structure allows the Corporation to present a single face to our customers through the combined Chairman and CEO position while at the same time providing an active role and voice for the independent directors through the independent Lead Director.

In connection with the retirement of our former independent Lead Director, Nolan D. Archibald, at the 2019 annual meeting, the Governance Committee reviewed the current leadership structure and determined that it continues to provide effective independent oversight and to meet the needs of the Corporation. The independent directors will continue to review the leadership structure on an ongoing basis, at least annually, to provide effective risk management and to ensure that it continues to meet the needs of the Corporation and support the generation of stockholder value over the long-term.

Each year, our Bylaws and Governance Guidelines mandate that the independent members of the Board elect an independent director to serve as the Lead Director by the affirmative vote of a majority of the independent directors, meaning those who have been determined to be "independent" for purposes of the New York Stock Exchange (NYSE) listing standards.

Executive Sessions

Generally, each meeting agenda of the Board and each committee includes an executive session of the non-management directors. The Governance Guidelines require that at least three Board meetings per year will include an executive session of the non-management directors. In each case, these sessions include a discussion of the performance of the Chairman and CEO. The independent Lead Director presides during the executive sessions of the Board, and will report the results to the Chairman and CEO on all relevant matters, or invite the Chairman and CEO to join the executive session for further discussion, as appropriate. If the group of non-management directors includes directors who are not independent directors, at least one executive session including only independent directors will be scheduled each year. The respective chairman of each committee presides during the committee executive sessions.

Committees of the Board of Directors

The Board has five standing committees: Audit, Classified Business and Security (CBS Committee), Executive, Management Development and Compensation (Compensation Committee) and Nominating and Corporate Governance (Governance Committee). Charters for each committee are available on the Corporation's website at *www.lockheedmartin.com/corporate-governance*. In addition to these committees, the Board may establish other standing or special committees as may be necessary to carry out its responsibilities. Descriptions of each of the standing Committees are set forth below.

Committee Consolidations

Effective immediately following the 2019 annual meeting, the Board's former Strategic Affairs Committee was consolidated into the Audit Committee, which followed the consolidation in 2018 of our Ethics and Sustainability Committee with our Governance Committee. Our recent committee consolidations have made our meetings more efficient by eliminating redundancies and providing more time for discussion of topics in the remaining committees. In addition, certain matters involving strategy that were previously covered by the Strategic Affairs Committee were determined to be matters that would be best covered by the full Board. The consolidation of the committees has not resulted in less coverage of the items within the jurisdiction of the consolidated committees or the Board and has not overburdened any committee. The Board believes the Board oversight and strategic guidance of the respective issues has been enhanced.

Messrs. Burritt, Ellis, Ralston and Taiclet served on the Strategic Affairs Committee until its consolidation with the Audit Committee in April 2019. There were no Strategic Affairs Committee meetings held in 2019.

Audit Committee

Members[1]:

Thomas J. Falk, Chair
David B. Burritt
James O. Ellis, Jr.
Ilene S. Gordon
Debra L. Reed-Klages

All Audit Committee members are independent within the meaning of the NYSE listing standards, applicable SEC regulations and our Governance Guidelines and each has accounting and related financial management expertise sufficient to be considered financially literate within the meaning of the NYSE listing standards. The Board has determined that Messrs. Burritt and Falk and Mss. Gordon and Reed-Klages are qualified audit committee financial experts within the meaning of applicable SEC regulations.

[1] Mr. Akerson served on the Committee until April 2019; Mr. Ellis joined the Committee in April 2019; and Ms. Reed-Klages joined the Committee in November 2019.

2019 Focus Areas   **Meetings in 2019: 6**

- Enterprise Risk Management and Internal Audit Plan Implementation

- Assessment of Critical Audit Matters Considered for Inclusion in Ernst & Young's 2019 Audit Report

- Oversight of Ernst & Young and Transition of New Audit Partner

Roles and Responsibilities of the Committee

The Audit Committee assists the Board in fulfilling its oversight responsibilities relating to the financial condition of the Corporation, the integrity of the financial statements and compliance with legal and regulatory requirements. The Audit Committee has oversight of the Corporation's internal audit plan and reviews risks and opportunities to management's long-term strategy as identified by the Corporation's enterprise risk management processes. It is directly responsible for the appointment, compensation, retention, oversight and termination of the Corporation's independent auditors, Ernst & Young LLP (Ernst & Young). The Audit Committee also reviews the allocation of resources, the Corporation's financial condition and capital structure and policies regarding derivatives and capital expenditures. The Audit Committee meets privately with management, the Senior Vice President, Ethics and Enterprise Assurance, and Ernst & Young. The functions of the Audit Committee are further described in the "Audit Committee Report" on page 35.

Classified Business and Security Committee

Members[1]:

James O. Ellis, Jr., Chair
Bruce A. Carlson
Joseph F. Dunford, Jr.
Jeh C. Johnson
James D. Taiclet, Jr.

All members of the CBS Committee are independent within the meaning of the NYSE listing standards and our Governance Guidelines and hold high-level security clearances.

[1] Messrs. Akerson and Ralston served on the Committee until April 2019; Mr. Taiclet joined in April 2019; and Mr. Dunford joined in February 2020.

2019 Focus Areas   **Meetings in 2019: 2**

- Classified Business and Related Financials
- Risks Related to Classified Programs
- Security of Personnel, Facilities and Data (including classified cybersecurity matters)

Roles and Responsibilities of the Committee

The CBS Committee assists the Board in fulfilling its oversight responsibilities relating to the Corporation's classified business activities and the security of personnel, facilities and data (including classified cybersecurity matters). The CBS Committee consists of directors who possess the appropriate security clearance credentials, at least one of whom must be a member of the Audit Committee, none of whom are officers or employees of the Corporation and all of whom are free from any relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment as a member of the CBS Committee.

Management Development and Compensation Committee

Members[1]:

Ilene S. Gordon, Chair
Thomas J. Falk
Vicki A. Hollub
Debra L. Reed-Klages
James D. Taiclet, Jr.

All members of the Compensation Committee are independent within the meaning of the NYSE listing standards, applicable SEC regulations and our Governance Guidelines.

[1] Mr. Akerson chaired, and Mr. Archibald served on the Committee until April 2019; Mr. Taiclet joined the Committee in April 2019; and Ms. Reed-Klages joined the Committee in November 2019.

2019 Focus Areas   **Meetings in 2019: 3**

- Oversight of Human Capital Management
- Executive Succession Planning and Recruitment and Retention of Critical Talent
- Incentive Pay Linkage to Stockholder Interests and Long-Term Value Creation

Roles and Responsibilities of the Committee

The Compensation Committee reviews and approves the corporate goals and objectives relevant to the compensation of the CEO and other elected officers, evaluates the performance of the CEO and, either as a committee or together with the other independent members of the Board, determines and approves the compensation philosophy and levels for the CEO and other executive officers. The Compensation Committee does not delegate its responsibilities with respect to compensation that is specific to the executive officers. For other employees and for broad-based compensation plans, the Compensation Committee may delegate authority to the CEO or the Senior Vice President, Human Resources, subject to certain annual limits.

Additional information regarding the role of the Compensation Committee and our compensation practices and procedures is provided under the captions "Compensation Committee Report" on page 36, "Compensation Discussion and Analysis (CD&A)" beginning on page 37 and "Other Compensation Matters" on page 52.

Nominating and Corporate Governance Committee

Members[1]:

Daniel F. Akerson, Chair

David B. Burritt

Bruce A. Carlson

Joseph F. Dunford, Jr.

Vicki A. Hollub

Jeh C. Johnson

All members of the Governance Committee are independent within the meaning of the NYSE listing standards, applicable SEC regulations and our Governance Guidelines.

---

[1] Mr. Archibald chaired, and Mr. Taiclet served on the Committee until April 2019; Mr. Akerson became chair, and Mr. Burritt joined the Committee in April 2019; and Mr. Dunford joined in February 2020.

| 2019 Focus Areas | Meetings in 2019: 4 |

- Oversight of Environmental, Social and Governance Matters
- Board Composition and Identification of New Director Candidates
- Board and Committee Effectiveness and Performance
- Board Responsiveness to Investor Feedback

Roles and Responsibilities of the Committee

The Governance Committee develops and implements policies and practices relating to corporate governance, including our Governance Guidelines. The Governance Committee assists the Board by selecting candidates to be nominated to the Board, making recommendations concerning the composition of Board committees and overseeing the annual evaluation of the Board and its committees.

The Governance Committee reviews and recommends to the Board the compensation of directors. Our executive officers do not play a role in determining director pay other than to gather publicly available information.

The Governance Committee assists the Board in fulfilling its oversight efforts in corporate responsibility, corporate culture, human rights, environmental stewardship, political contributions, ethical business practices, community outreach, philanthropy, diversity, inclusion and equal opportunity, sustainability, and employee safety and health. The Governance Committee monitors compliance and recommends changes to our Code of Conduct.

Executive Committee

The Board also has an Executive Committee chaired by the Chairman and CEO, and including the independent Lead Director and the chairs of the other standing committees. The Executive Committee can act on certain limited matters for the full Board in intervals between meetings of the Board. The Executive Committee meets as necessary, and all actions by the Executive Committee are reported and ratified at the next Board meeting. The Executive Committee did not meet in 2019.

Board Role and Responsibilities

Board Role in Strategic Planning

The Board is involved in strategic planning and review throughout the year. Every September the Board meets in a half-day session dedicated to a discussion of the Corporation's strategy, one-year plan and three-year long-range plan. The Chairman, President and CEO regularly reviews developments against the Corporation's strategic framework at Board meetings and provides updates between regularly scheduled sessions as necessary. This schedule corresponds to management's annual schedule for developing the long-range plan and provides the Board with the opportunity to provide input while the long-range plan is being developed and to monitor progress on the plan. In addition:

- the Board (or the appropriate committee) reviews the progress and challenges to the Corporation's strategy and approves specific initiatives, including acquisitions and divestitures over a certain monetary threshold;
- the Board (or the appropriate committee) reviews trends identified as significant risks and topical items of strategic interest such as human capital strategy and cybersecurity on a regular basis;
- at least annually, the Board meets at a Corporation facility where directors can tour the operations and engage directly with employees and experience first-hand the Corporation's culture; and
- each business segment executive vice president presents an operations review to the Board and each business segment financial officer presents a financial review to the Audit Committee on a rotating basis.

Enterprise Risk Management

Our risk management philosophy is to balance risk and reward within the risk tolerance of management and the Board, taking into account the Corporation's operations and long-term strategy. This is accomplished through risk management practices, our core values and our Code of Conduct, each of which reinforces a risk transparent culture. The Board and its committees receive risk updates throughout the year. Executive management provides updates on risks managed at the Enterprise level. Business segment management provides updates on risks to individual business segment objectives. Additional information regarding the Board's role in enterprise risk management is provided on page 31.

Management Succession Planning

Management has established semi-annual talent reviews. During these reviews, the executive leadership team discusses succession plans for key positions and identifies top talent for development in future leadership roles. Our Board is actively engaged in management succession planning. Our CEO provides the Board with her views and recommendations on potential CEO and other senior management talent and reviews development opportunities for these leaders. CEO succession planning discussions are led by the independent Lead Director and the directors have direct access to and interaction with members of senior management and high potential future leaders as part of this succession planning. This includes informal and one-on-one settings to enable directors to personally assess potential candidates and cultivate future leaders. The Board of Directors maintains a succession plan for the CEO and other key members of management and has a contingency plan if the CEO were to depart unexpectedly.

The Corporation has a corporate policy imposing a mandatory retirement age of 65 for all executive officers other than the CEO. The CEO's tenure is at the discretion of the Board, which is free to consider all relevant factors.

Board Oversight of our People Strategy

The Board is actively engaged in oversight of human capital management. Annually, the Board meets to review our succession strategy and leadership pipeline for key roles, including the CEO, taking into account the Corporation's long-term corporate strategy. More broadly, the Board is regularly informed on key talent indicators for the overall workforce, including performance against diversity metrics with respect to representation, hiring, promotions, and leadership. Talent management and employee engagement metrics and goals are included in the strategic and operational performance measures in management's annual incentive program. The Board also reviews our annual employee engagement survey results. The Board is updated on the Corporation's People Strategy on an annual basis, which is refined based on business drivers, the changing internal and external environment, and the future of work. Board members also are active partners, engaging and spending time with our high potential leaders throughout the year at Board meetings and other events.

In 2019, Lockheed Martin transitioned from the term "Human Capital Management" to "People Strategy" which conveys our commitment to expanding our talent pipeline and critical skills to build our future workforce. Lockheed Martin's People Strategy is tightly aligned with our business needs and technology strategy. We continue to respond with agile solutions to internal and external environmental shifts, which includes delivering a robust pipeline of talent to support future business growth, remain competitive and to attract, develop, motivate and retain our workforce.

Effective Stockholder Engagement

The Board of Directors places great importance on regularly communicating with our stockholders to better understand their viewpoints and inform discussions in the boardroom. The Governance Committee oversees our stockholder engagement efforts on behalf of the Board. Accountability to our stockholders is an important component of the Corporation's success. We recognize the value of building informed and meaningful relationships with our investors that promote further transparency and accountability. Our Governance Guidelines outline our stockholder engagement program.

We believe that proactive engagement with our stockholders can be an effective and impactful means to address stockholders' questions and concerns and to seek feedback on our policies and practices. Stockholders' views are continuously communicated to the Board throughout the year and are instrumental in the development of our governance, compensation and sustainability policies and inform our business strategy. In particular, the Board recognizes the importance of ESG topics to our stockholder base, and will continue to seek stockholder input on a range of ESG issues and practices in furtherance of enhancing long-term stockholder value.

Topics discussed during engagements over the past year include:
- the independent Lead Director's and Board's independent oversight of management
- how the Board thinks about its composition and refreshment
- the Board's role in overseeing strategy and human capital management
- our commitment to sound compensation practices and pay-for-performance
- how sustainability goals are linked to executive pay with pre-set metrics and goals under our annual incentive program
- our equity grant practices and the proposed provisions of the new equity plan as described in Proposal 4
- our integrated approach to managing corporate culture, ethics and business integrity, governance and sustainability

These investor and stakeholder discussions yielded valuable feedback that was incorporated into the Board's deliberations.

Stockholder Engagement Cycle



Year-Round Engagement with Stockholders
- Solicit feedback on governance best practices and trends, Board composition and refreshment, executive compensation, human capital management, ESG matters and other topics of interest to stockholders
- Discuss stockholder proposals with proponents, if any
- Respond to investor inquiries and requests for information or engagement

Annual Meeting of Stockholders
- Publish Annual Report, Proxy Statement and Sustainability Report
- Specific engagements with stockholders about the voting matters to be addressed at the annual meeting in April
- Receive and publish voting results for management and stockholder proposals

Board Response
- Board responds, as appropriate, with continued discussions with stockholders and enhancements to policies, practices and disclosures
- Board uses stockholder feedback to enhance our disclosures, governance practices and compensation programs

Evaluate Annual Meeting Results
- Discuss and evaluate voting results from annual meeting of stockholders
- Stockholder input informs our Board's ongoing process of continually enhancing governance and other practices

Board Policies and Processes

Corporate Governance Guidelines

The Board has adopted Governance Guidelines that describe the framework within which the Board and its committees oversee the governance of the Corporation. The current Governance Guidelines are available on the Corporation's website at *www.lockheedmartin.com/corporate-governance*.

The Governance Committee regularly assesses our governance practices considering emerging trends and practices and implements best governance practices that it believes enhance the operation and effectiveness of the Board.

Our Governance Guidelines cover a wide range of subjects, including:

- The role of the Board and director responsibilities;
- The role and responsibilities of the independent Lead Director;
- Application of our Code of Ethics and Business Conduct (the Code of Conduct) to the Board;
- Director nomination procedures and qualifications;
- Director independence standards;
- Director overboarding limits;
- Policies for the review, approval and ratification of related person transactions;
- Director orientation and continuing education;
- Review by the Governance Committee of any change in job responsibilities of directors;

- Procedures for annual performance evaluations of the Board and its committees;
- Director stock ownership guidelines;
- Clawback policy for executive incentive compensation;
- Policy prohibiting hedging and pledging of company stock;
- Majority voting for the election of directors and resignation procedures for directors who fail to receive a majority vote;
- Process for director compensation review, specifically use of competitive data and input from independent compensation consultant; and
- Stockholder engagement program; our independent Lead Director will consider requests to speak to investors and will designate (in consultation with the Senior Vice President, General Counsel and Corporate Secretary) a director to engage with the requesting investors, if appropriate.

Director Overboarding Policy

The Board recognizes that its members benefit from service on the boards of other companies and it encourages such service. The Board also believes, however, that it is critical that directors are able to dedicate sufficient time to their service on the Corporation's Board. Therefore, the Governance Guidelines provide that, without obtaining the approval of the Governance Committee:

Directors	A director may not serve on the boards of more than four other public companies.
Public Company CEO or Equivalent	Active CEOs or equivalent may not serve on the boards of more than two other public companies.
Audit Committee	Audit Committee members may not serve on more than two other public company audit committees.
Compensation Committee	Compensation Committee members may not serve on more than three other public company compensation committees.

Directors must notify the CEO, independent Lead Director and Senior Vice President, General Counsel and Corporate Secretary before accepting an invitation to serve on the board of any other public company. The Governance Committee reviews and determines whether the position would affect the director's ability to serve on the Corporation's Board.

Director Independence

All of our directors are independent under applicable NYSE listing standards, except Ms. Hewson. Under the NYSE listing standards and our Governance Guidelines, a director is not independent if the director has a direct or indirect material relationship with the Corporation. The Governance Committee annually reviews the independence of all directors and reports its findings to the full Board. To assist in this review, the Board has adopted director independence guidelines that are included in our Governance Guidelines, which are available on the Corporation's website at *www.lockheedmartin.com/corporate-governance*.

Our director independence guidelines set forth certain relationships between the Corporation and directors and their immediate family members or affiliated entities, which the Board, in its judgment, has deemed to be material or immaterial for purposes of assessing a director's independence. In the event a director has a relationship with the Corporation that is not addressed in the independence guidelines, the independent members of the Board determine whether the relationship is material.

The Board has determined that the following directors are independent: Daniel F. Akerson, David B. Burritt, Bruce A. Carlson, Joseph F. Dunford, Jr., James O. Ellis, Jr., Thomas J. Falk, Ilene S. Gordon, Vicki A. Hollub, Jeh C. Johnson, Debra L. Reed-Klages and James D. Taiclet, Jr. The Board determined that Nolan D. Archibald and Joseph W. Ralston who retired in April 2019 were independent while they served on the Board. Marillyn A. Hewson is an employee of the Corporation and is not independent under the NYSE listing standards or our Governance Guidelines. In determining that each of the non-management directors is independent, the Board considered the relationships described under "Certain Relationships and Related Person Transactions of Directors, Executive Officers and 5 Percent Stockholders," on page 28, which it determined were immaterial to each individual's independence.

The Governance Committee and Board considered that the Corporation in the ordinary course of business purchases products and services from, or sells products and services to, companies or subsidiaries or parents of companies at which some of our directors (or their immediate family members) are or have been directors or officers and to other institutions with which some of these individuals have or have had relationships. These relationships included: Mr. Akerson (CommScope Holding Company, Inc. and Northrop Grumman Corporation (family member's employer)); Mr. Carlson (Benchmark Electronics Inc. and Utah State University Research Foundation); Mr. Dunford (K&L Gates LLP (family member's employer)); Mr. Ellis (Blue Origin, LLC (family member's employer), The Charles Stark Draper Laboratory, Dominion Energy Inc., and Stanford University); Ms. Gordon (International Paper Company and The MIT Corporation); and Ms. Reed-Klages (The Boeing Company (family member's employer), Caterpillar Inc., Chevron Corporation, the University of Southern California and Virgin Galactic (family member's former employer)). In determining that these relationships did not affect the independence of those directors, the Board considered that none of the directors had any direct or indirect material interest in, or received any special compensation in connection with, the Corporation's business relationships with those entities. In addition to their consideration of these ordinary course of business transactions, the Governance Committee and the Board relied upon the director independence guidelines included in our Governance Guidelines to conclude that contributions to a tax-exempt organization by the Corporation did not create any direct or indirect material interest for the purpose of assessing director independence.

The Governance Committee also concluded that all members of each of the Audit Committee, the Compensation Committee and the Governance Committee are independent within the meaning of our Governance Guidelines and NYSE listing standards, including the additional independence requirements applicable to members of the Audit Committee and Compensation Committee.

Related Person Transaction Policy

The Board has approved a written policy and procedures for the review, approval and ratification of transactions among the Corporation and its directors, executive officers and their related interests. A copy of the policy is available on the Corporation's website at *www.lockheedmartin.com/corporate-governance*. Under the policy, all related person transactions (as defined in the policy) are to be reviewed by the Governance Committee. The Governance Committee may approve or ratify related person transactions at its discretion if deemed fair and reasonable to the Corporation. This may include situations where the Corporation provides products or services to related persons on an arm's length basis on terms comparable to those provided to unrelated third parties. Any director who participates in or is the subject of an existing or potential related person transaction may not participate in the decision-making process of the Governance Committee with respect to that transaction.

Under the policy, and consistent with applicable SEC regulations and NYSE listing standards, a related person transaction is any transaction in which the Corporation was, is or will be a participant, where the amount involved exceeds $120,000, and in which a related person had, has, or will have a direct or indirect material interest. A related person includes any director or director-nominee, any executive officer of the Corporation, any person who is known to be the beneficial owner of more than five percent of any class of the Corporation's voting securities, or an immediate family member of any person described above.

Our policy requires each director and executive officer to complete an annual questionnaire to identify his or her related interests and persons, and to notify the Corporation of changes in that information. Based on that information, the Corporation maintains a master list of related persons for purposes of tracking and reporting related person transactions.

Because it may not be possible or practical to pre-approve all related person transactions, the policy contemplates that the Governance Committee may ratify transactions after they commence or pre-approve categories of transactions or relationships. If the Governance Committee declines to approve or ratify a transaction, the related person transaction is referred to management to make a recommendation to the Governance Committee concerning whether the transaction should be terminated or amended in a manner that is acceptable to the Governance Committee.

Certain Relationships and Related Person Transactions of Directors, Executive Officers and 5 Percent Stockholders

The following transactions or relationships are considered to be "related person" transactions under our corporate policy and applicable SEC regulations and NYSE listing standards. We currently employ approximately 110,000 employees and have an active recruitment program for soliciting job applications from qualified candidates. We seek to hire the most qualified candidates and consequently do not preclude the employment of family members of current directors or executive officers. William J. Drennen, III, the brother-in-law of our chief accounting officer, is employed by the Corporation as a senior staff systems engineer. Mr. Drennen's 2019 base salary was $166,155 and he received an annual cash incentive award of $19,939. His base salary was increased to $169,478 for 2020 and he is eligible to earn an incentive award applicable to employees at his level. Bruce Carlson's son, Dr. Scott Carlson, is employed by the Corporation as a senior staff aeronautical engineer. Dr. Carlson's 2019 base salary was $144,840 and he received an annual cash incentive award of $17,381. His base salary was increased to $148,026 for 2020 and he may be eligible to earn an incentive award applicable to employees at his level. Mr. Drennen and Dr. Carlson may participate in other employee benefit plans and arrangements that generally are made available to other employees at the same level (including health, welfare, vacation, and retirement plans). Their respective compensation was established in accordance with the Corporation's employment and compensation practices applicable to employees with equivalent qualifications, experience, and responsibilities and the Board and executive officers of the Corporation did not have any direct involvement in setting their individual compensation. Neither Mr. Drennen nor Dr. Carlson served as an executive officer of the Corporation during 2019.

From time to time, the Corporation has purchased services in the ordinary course of business from financial institutions that beneficially own five percent or more of our common stock. In 2019, the Corporation paid approximately $10,265,874 to State Street Corporation and its affiliates (including State Street Bank and Trust Company) (collectively, State Street) for investment management, custodial, benefit plan administration fees and credit facility fees; approximately $1,087,012 to BlackRock, Inc. and its affiliates for investment management fees; approximately $2,842,126 to Capital Guardian, an affiliate of Capital World Investors, for investment management fees; and approximately $320,722 to The Vanguard Group, Inc., for investment management fees. A portion of the fees included in the amounts paid to State Street, BlackRock, Inc., Capital Guardian and The Vanguard Group are estimated based on a percentage of net asset value under management.

Joseph W. Ralston, a former director who retired at the 2019 annual meeting, was employed during 2019 as Vice Chairman of The Cohen Group, a consulting business that performs services for the Corporation. In 2019, we paid The Cohen Group $631,820 for consulting services and related expenses. Mr. Ralston's compensation earned at The Cohen Group was not impacted by the consulting services delivered to the Corporation. The Board assessed and approved these relationships.

Accountability to Stockholders

Majority Voting Policy for Director Elections

The Corporation's Charter and Bylaws provide for simple majority voting. Pursuant to the Governance Guidelines, in any uncontested election of directors, any incumbent director who receives more votes "AGAINST" than votes "FOR" is required to offer his or her resignation for Board consideration.

Upon receipt of a resignation of a director tendered as a result of a failed stockholder vote, the Governance Committee will make a recommendation to the Board as to whether to accept or reject the resignation, or whether other action is recommended. In considering the tendered resignation, the Board will consider the Governance Committee's recommendation as well as any other factors it deems relevant, which may include:

- the qualifications of the director whose resignation has been tendered;

- the director's past and expected future contributions to the Corporation;

- the overall composition of the Board and its committees;

- whether accepting the tendered resignation would cause the Corporation to fail to meet any applicable rule or regulation (including NYSE listing standards and the federal securities laws); and

- the percentage of outstanding shares represented by the votes cast at the annual meeting.

The Board will act on a tendered resignation within 90 days following certification of the stockholder vote for the annual meeting and will promptly disclose its decision and rationale as to whether to accept the resignation (or the reasons for rejecting the resignation, if applicable) in a press release, in a filing with the SEC, or by other public announcement, including a posting on the Corporation's website.

If a director's resignation is accepted by the Board, or if a nominee for director who is not an incumbent director is not elected, the Board may fill the resulting vacancy or may decrease the size of the Board pursuant to the Corporation's Bylaws. The Board may not fill any vacancy so created with a director who was nominated but not elected at the annual meeting by the vote required under the Corporation's Bylaws.

Stockholder Right to Amend Bylaws

Following a dialogue with many of our largest investors and a deliberative review of the issue, the Board proactively changed the Bylaws in December 2017 to give the Corporation's stockholders the right to amend the Bylaws. The authority of the stockholders and the Board to amend the Bylaws is subject to the provisions of the Corporation's Charter and applicable statutes. Our Bylaws can be found on the Corporation's website at *www.lockheedmartin.com/corporate-governance*.

Proxy Access

Our Bylaws permit a stockholder or a group of up to 20 stockholders who together have owned at least three percent of the Corporation's outstanding common stock continuously for three years to nominate for election by the Corporation's stockholders and include in the Corporation's proxy solicitation materials for its annual meeting up to the greater of two directors or 20 percent of the number of directors in office at the time of the proxy access deadline described on page 95.

Stockholder Right to Call Special Meeting

Any stockholder who individually owns 10 percent, or stockholders who in the aggregate own 25 percent, of the outstanding common stock may demand the calling of a special meeting to consider any business properly brought before the stockholders. Our Bylaws do not restrict the timing of a request for a special meeting. The only subject matter restriction is that the Corporation is not required to call a special meeting to consider a matter that is substantially the same as a matter voted on at a special meeting within the preceding 12 months unless requested by stockholders entitled to cast a majority of the votes at the special meeting.

No Poison Pill

The Corporation does not have a Stockholder Rights Plan, otherwise known as a "Poison Pill." Through our Governance Guidelines, the Board has communicated that it has no intention of adopting one at this time and if it were to adopt a Stockholder Rights Plan, the Board would seek stockholder ratification within 12 months of the date of adoption.

Enterprise Risk and Sustainability

Oversight of ESG matters follows our formal sustainability governance structure. This structure includes our Governance Committee, the executive leadership team and a working group of key functional leaders who partner to implement sustainability policies and processes across our operations. The Governance Committee is chartered by the Board of Directors to lead its oversight responsibilities relating to the Corporation's ethical conduct, environmental stewardship, corporate culture, philanthropy, workforce diversity, health and safety.

As a leader in developing and delivering innovative engineering solutions, Lockheed Martin helps to enable the growth, safety, and resiliency of communities and economies around the world. The core sustainability issues we focus on and the corresponding actions we take are designed to address some of the most pressing ESG issues facing society today and in the future.

Stakeholder Engagement and Core Issues Assessment

As described on page 9, our core sustainability issues represent stakeholder priorities and drivers of long-term value creation. To ensure we continue focusing on issues that are of greatest relevance to our stakeholders, we periodically ask for feedback through a series of core issues assessment roundtables. Our most recent roundtables and other engagement activities informed the continued evolution of our Sustainability Management Plan (SMP) for beyond 2020. In 2019, we held six stakeholder workshops, conducted surveys, and leveraged artificial intelligence-based analytical tools to collect and analyze feedback from eight different stakeholder segments in the U.S. and Europe: academia, customers, employees, government, industry peers, investors, non-governmental organizations, and suppliers. More than 60 employees and 30 external stakeholders participated, which resulted in an over 30% increase in overall engagement as compared with our previous core issues assessment in 2015. Through structured discussions and survey input, we learned more about their expectations and explored current and emerging trends facing our stakeholders and our sectors.

We analyzed stakeholder feedback on 40 sustainability issues informed by external benchmarking data and internal risk and strategy information. We clustered closely related issues of importance to stakeholders and to our business success, and ultimately identified four sustainability priorities and 14 core issues for our next SMP as described below. The process also informed the goals and key metrics that will guide us from 2020.

Updated Performance Measures Beyond 2020

Evolving Our Sustainability Priorities and Core Issues 2020+

Advancing Resource Stewardship	Elevating Digital Responsibility	Fostering Workforce Resiliency	Modeling Business Integrity
• Energy Management	• Data Privacy/Protection	• Workplace Safety	• Anti-Bribery and Corruption
• Total Cost of Ownership	• Artificial Intelligence	• Inclusion and Equity	• Ethical Business Practices
• Hazardous Chemicals/Materials	• Intellectual Property Protection	• Harassment Free Workplace	• Safe Products
• Resources/Substance Supply Vulnerability			
• Counterfeit Parts Prevention			

Since the timeline for our current set of goals will be completed at the end of 2020, we are reviewing and updating our sustainability strategy, using what we learned while delivering on SMP objectives in the current cycle. This updated core issue model, previewed above, focuses our efforts in the areas that provide the greatest value to our stakeholders and our business. During 2021, we will share the revised goals and key performance indicators (KPIs) that reflect the stakeholder feedback we have received, internal and external trends, and the continued evolution of our business to create value well into the future.

Sustainability Highlights

Lockheed Martin's commitment to addressing business-related climate change risks while delivering stockholder value is best illustrated by our actions, progress, and the associated recognition we have received. In 2019, Lockheed Martin:

- Published its eighth annual Sustainability Report;
- Received an "A-" CDP Climate Change score;
- Was named as an industry leader by *Forbes* and JUST Capital within the JUST 100, representing America's most JUST Companies;

- Earned, and the only North American prime defense contractor to do so, a ranking on the Dow Jones Sustainability World Index based on best-in-class sustainability practices and environmental, social and economic benchmarks. This is Lockheed Martin's sixth consecutive year on the Dow Jones Sustainability World Index, and its seventh consecutive year on the North American Index; and

- Received the United States Environmental Protection Agency's Energy Star Partner of the Year Award, an award representing organizations that have made outstanding contributions to protecting the environment through superior energy efficiency.

Enterprise Risk and Sustainability Priorities

To build integrated assurance, enterprise risk and sustainability are managed jointly in one department and mutually reinforced through the following processes:

- **Risk Identification:** We monitor a dynamic risk universe that includes ESG topics prevalent in voluntary frameworks, mandatory regulations, and internally identified sources.

- **Risk Assessment:** We prioritize and evaluate assumptions from a diverse set of risk topics that are relevant to strategic and operational objectives. This includes examining environmental and social factors applicable to risk topics in our business.

- **Risk Controls and Mitigation:** Through the Risk Audit Strategy Board (a periodic, rigorous examination of the intersection between our Enterprise Risk heat map index and our internal audit plan) we mitigate risk related to several ESG factors, and we track, measure and report our performance for greater transparency. This process also informs how we evaluate the effectiveness of controls for risk elements identified through our enterprise risk assessments, corporate policies and internal audits.

These linkages extend to operational elements of our business. Our **Employee Wellbeing** core issue emphasizes talent recruitment and talent development, two factors essential to identifying critical skills and helping employees reach their full potential. In alignment with our **Information Security** core issue, we educate and direct suppliers to resources to strengthen their abilities to counter data security and privacy threats, which are integral to our buying decisions. We teach small and disadvantaged businesses how to increase operational efficiency and manage ethics and sustainability impacts as stressed in our **Business Integrity** core issue.

Enterprise Risk Management Highlights

A prominent oversight responsibility of the Board concerns management of corporate risk-taking to achieve strategic objectives and monitoring of risk mitigation effectiveness. The Audit Committee reviews the state of enterprise risk governance; assessments of risks that may impact achievement of strategy and business objectives; risk disclosures and reporting; and management evaluations of risk mitigation performance. Other Board committees also supervise management's execution of additional subject-specific risk elements relevant to their responsibilities, such as compliance with laws and regulations, cybersecurity and ethical business conduct.

Risk Governance

Board Committee	Risk Mitigation Purview
Audit	Financial and compliance risks and risk identification process; risks related to business strategy and identified enterprise risk
Classified Business and Security	Classified programs and security of personnel, facilities and data-related risks including classified cybersecurity
Nominating and Corporate Governance	Board composition, corporate governance, employee safety and health, ethical conduct, culture, human capital and environmental risks
Compensation	Talent, workforce and incentive compensation risks

Our enterprise risk management process involves providing the Board with regular, periodic reports on:

- The categories of risks the Corporation faces, including significant drivers to meeting strategic objectives or compliance standards;

- A clear framework for accountability that illustrates mitigating measures and action plans, and how the Chairman and CEO and the executive leadership team are involved in reviewing and executing such activities;

- The ways in which risks are measured on an enterprise basis, the setting of aggregate and subject-specific risk indicators, and related policies and procedures in place to control risks; and

- The analysis underpinning prioritizations of key risks and the tools for risk observation to ensure that new or shifting risks are readily identified and addressed by management. This includes understanding risks inherent in the Corporation's strategic plans, risks arising from the competitive landscape and the potential for technology and other ESG developments to impact profitability and prospects for sustainable, long-term value creation.

Environmental Stewardship

Our Go Green initiative promotes environmental stewardship through reductions in carbon, energy, water, and waste, which yields operational efficiency and cost avoidance. To drive improvement, we emphasize energy efficiency efforts, water reduction projects, and waste minimization activities at our facilities. Our Go Green reductions for water, carbon emissions, and facility energy are measured against 2010 levels and waste is measured against a 2014 level. Reductions in energy and water use slowed in 2019 due to an increase in production activity.



	REDUCE WATER	REDUCE CARBON EMISSIONS	REDUCE FACILITY ENERGY	REDUCE TOTAL WASTE		ENERGY AND WATER COST AVOIDANCE
2020 GOALS (Against Baseline)	30%	35%	25%	7%		
2019 PERFORMANCE (Against Baseline)	REDUCED 20%	REDUCED 39%	REDUCED 22%	REDUCED 12%	▶	$32M IN 2019 COMPARED TO 2010

Next Gen Go Green Goals

We recently established our fourth generation of Go Green goals, to reduce carbon emissions to outperform the science-based target methodology to prevent 1.5°C warming through 2030 by cutting scope 1 and 2 emissions by 70% compared to 2015 levels. Setting this target will help to ensure a lean and efficient infrastructure, process and operations that will result in lowering our carbon emissions from our operations and allow us to adapt to a changing business and regulatory environment.



2030 GOALS	REDUCE CARBON EMISSIONS PER $ GROSS PROFIT BY 70% *2015 baseline	2025 GOALS	REDUCE ENERGY PER OCCUPANT BY 14% *2016 baseline	REDUCE WASTE PER OCCUPANT BY 11% *2016 baseline

Supplier Engagement and Social Impact

Lockheed Martin partners with suppliers, the community and nongovernmental organizations (NGOs) to strengthen our communities and foster responsible growth. Lockheed Martin's efforts and accomplishments in these areas this past year[1] include the following:

Supplier Engagement



>18.4 percent of supplier partnerships selected were small businesses

>$5.3 billion spent with approximately 6,950 small businesses

>$994.4 million spent with woman-owned businesses

>$693.0 million spent with approximately 715 veteran-owned small businesses

>$102.8 million spent with Alaskan Native and Tribally Owned Corporations

>$377.7 million spent with 212 service-disabled, veteran-owned small businesses

Earned an "exceptional" rating from the Defense Contract Management Agency for small business performance on Department of Defense Contracts with a strategic focus on advancing STEM education and supporting military and veteran causes

Social Impact



>$10.3 million recorded in employee donations by over 21,000 employees to nearly 5,000 organizations

Awarded 200 renewable STEM scholarships of $10,000 per year for college students majoring in engineering or computer science

Announced in 2020 a commitment to award 150 vocational scholarships up to $6,600 each to fund degrees at accredited vocational-technical schools to prepare students for careers in technology that do not require a bachelor's or advanced degree

[1] Supplier Engagement figures are reported for the year ending September 30, 2019. Social Impact figures are reported for the year ending December 31, 2019.

Audit Matters

Proposal 2	Ratification of Appointment of Independent Auditors	✓
	• Independent accounting firm with the breadth of knowledge, support and expertise of its national office. • Significant industry and government contracting expertise. • Periodic mandated rotation of the audit firm's lead engagement partner.	**The Board unanimously recommends that you vote FOR the ratification of the appointment of Ernst & Young as independent auditors for 2020.**

The Audit Committee has appointed Ernst & Young LLP (Ernst & Young), an independent registered public accounting firm, as the independent auditors to perform an integrated audit of the Corporation's consolidated financial statements and internal control over financial reporting for the year ending December 31, 2020. The services provided to the Corporation by Ernst & Young for the last two fiscal years are described under the caption "Fees Paid to Independent Auditors" on page 34.

The Audit Committee is directly responsible for the appointment, compensation, retention, oversight and termination of the Corporation's independent auditors in accordance with the NYSE listing standards. The Audit Committee also is responsible for the audit fee negotiations associated with the retention of Ernst & Young. The Audit Committee and its Chairman are involved in the selection of Ernst & Young's lead engagement partner. The Audit Committee regularly meets with Ernst & Young without management present.

Ernst & Young has served as the Corporation's independent auditors since 1994. The Audit Committee reviews the engagement of Ernst & Young annually following completion of Ernst & Young's audit of the prior year's financial statements. The Audit Committee also conducts a mid-year assessment of the quality of Ernst & Young's work. As part of its annual and mid-year assessment of Ernst & Young, the Audit Committee has considered:

- the materials on independence provided by Ernst & Young;

- work quality;

- management's level of satisfaction with its services;

- the adequacy of Ernst & Young's staffing;

- the breadth of knowledge, support and expertise of its national office;

- the length of time Ernst & Young has been engaged;

- external data regarding Ernst & Young's audit quality and performance, including recent Public Company Accounting Oversight Board (PCAOB) reports on Ernst & Young and its peer firms;

- Ernst & Young's institutional knowledge and expertise with respect to the Corporation's business and government contracting practices, quality and cost-effective services;

- familiarity with the Corporation's account;

- level of expertise in accounting issues relating to government contracts; and

- Ernst & Young's performance in providing independent analysis of management positions.

Stockholder approval of the appointment is not required. However, the Board believes that obtaining stockholder ratification of the appointment is a sound corporate governance practice. If the stockholders do not vote on an advisory basis in favor of Ernst & Young, the Audit Committee will reconsider whether to hire the firm and may retain Ernst & Young or hire another firm without resubmitting the matter for stockholders' approval. The Audit Committee retains the discretion at any time to appoint a different independent auditor.

Representatives of Ernst & Young are expected to be present at the Annual Meeting, and such representatives will be available to respond to appropriate questions and will have the opportunity to make a statement if they desire.

Pre-Approval of Independent Auditors Services

The Audit Committee pre-approves all audit, audit-related, tax and other services performed by the independent auditors. The Audit Committee pre-approves specific categories of services up to pre-established fee thresholds. Unless the type of service has previously been pre-approved, the Audit Committee must approve that specific service before the independent auditors may perform such service. In addition, separate approval is required if the amount of fees for any pre-approved category of service exceeds the fee thresholds established by the Audit Committee. The Audit Committee also has delegated to the Committee Chairman or any member pre-approval authority with respect to permitted services up to $500,000, provided that the Committee Chairman or any committee member must report any pre-approval decisions to the Audit Committee at its next scheduled meeting.

Fees Paid to Independent Auditors

The following table sets forth the fees billed by Ernst & Young, the Corporation's independent auditors, for audit services, audit-related services, tax services and all other services rendered for 2019 and 2018. All fees were pre-approved in accordance with the Audit Committee's pre-approval policy. The Audit Committee considered and concluded that the provision of these services by Ernst & Young was compatible with the maintenance of the auditor's independence.

	2018 ($)	2019 ($)
Audit Fees[a]	23,150,000	22,775,000
Audit-Related Fees[b]	75,000	175,000
Tax Fees[c]	2,000,000	2,300,000
All Other Fees[d]	15,000	20,000

[a] Audit fees are for services related to the annual audit of the Corporation's consolidated financial statements, including the audit of internal control over financial reporting, the interim reviews of the Corporation's quarterly financial statements, statutory audits of the Corporation's foreign subsidiaries and consultations on accounting matters. Audit fees for 2018 include fees related to the Corporation's adoption of Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842)*, as amended, which the Corporation adopted on January 1, 2019.

[b] Audit-related fees are related to audits of the Corporation's employee benefit plans and due diligence services in connection with acquisitions.

[c] Tax fees are for domestic and international tax compliance and advisory services.

[d] All other fees are primarily for subscriptions to Ernst & Young's online research tools and training courses for professional qualifications.

Audit Committee Report

The Audit Committee of the Board of Directors is responsible for overseeing the Corporation's accounting, auditing and financial reporting process, financial risk assessment and management process and for monitoring compliance with certain regulatory and compliance matters, on behalf of the Board of Directors.

The Corporation's management is responsible for preparing the quarterly and annual consolidated financial statements, the financial reporting process, and maintaining and evaluating disclosure controls and procedures and a system of internal control over financial reporting.

In addition to its oversight of the Corporation's internal audit organization, the Audit Committee is directly responsible for the appointment, compensation, retention, oversight and termination of the Corporation's independent auditors, Ernst & Young, an independent registered public accounting firm. The independent auditors are responsible for performing an independent audit of the Corporation's annual consolidated financial statements and internal control over financial reporting and expressing an opinion on the material conformity of those consolidated financial statements with U.S. generally accepted accounting principles and on the effectiveness of the Corporation's internal control over financial reporting.

In connection with the preparation of the Corporation's consolidated financial statements as of and for the year ended December 31, 2019, the Audit Committee reviewed and discussed with management and Ernst & Young the Corporation's audited consolidated financial statements, including discussions regarding critical accounting policies, financial accounting and reporting principles and practices, the quality of such principles and practices, the reasonableness of significant judgments and estimates, and the effectiveness of internal control over financial reporting. The Audit Committee also discussed with Ernst & Young, with and without management, the quality of the financial statements, clarity of the related disclosures, effectiveness of internal control over financial reporting and other items required by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC. Additionally, the Audit Committee received and reviewed the written disclosures and letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young its independence.

Based on the Audit Committee's reviews and discussions described in this report, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements as of and for the year ended December 31, 2019 be included in Lockheed Martin Corporation's Annual Report on Form 10-K for 2019 for filing with the SEC. The Audit Committee also reappointed Ernst & Young to serve as the Corporation's independent auditors for 2020, and requested that this appointment be submitted to the Corporation's stockholders for ratification at the Annual Meeting. The Board of Directors approved the Audit Committee's recommendations.

    

Thomas J. Falk
Chairman

David B. Burritt

James O. Ellis, Jr.

Ilene S. Gordon

Debra L. Reed-Klages

Executive Compensation

<table>
<tr>
<td>Proposal
3</td>
<td>

Advisory Vote to Approve the Compensation of Our NEOs (Say-on-Pay)

- Pay-for-performance alignment is built into the design of our annual and long-term incentive programs.
- Executive compensation targets are set by reference to 50th percentile of peers with actual payouts dependent on performance outcomes.
- More than 94% of votes cast at the 2019 annual meeting approved Say-on-Pay and we continue to engage with our stockholders on an on-going basis.

</td>
<td>



The Board unanimously recommends that you vote FOR the advisory vote to approve the compensation of our named executive officers.

</td>
</tr>
</table>

As required by Section 14A of the Securities Exchange Act of 1934, as amended, we ask our stockholders to vote annually to approve, on an advisory (non-binding) basis, the compensation of our named executive officers (NEOs) as described in detail in the Compensation Discussion and Analysis (CD&A) and the accompanying tables in the Executive Compensation section of this Proxy Statement. This vote is commonly known as Say-on-Pay.

Stockholders should review the entire Proxy Statement and, in particular, the CD&A beginning on page 37 and the Executive Compensation Tables beginning on page 56, for information on our executive compensation programs and other important items.

We believe that the information provided in this Proxy Statement demonstrates that our executive compensation programs are designed to link pay to performance. Accordingly, the Board recommends that stockholders approve the compensation of our NEOs by approving the following Say-on-Pay resolution:

RESOLVED, that the stockholders of Lockheed Martin Corporation approve, on an advisory basis, the compensation of the named executive officers identified in the "Summary Compensation Table," as disclosed in the Lockheed Martin Corporation 2020 Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the compensation tables and the accompanying footnotes and narratives. This vote is not intended to address any specific item of compensation, but rather our overall compensation policies and procedures related to the NEOs. Although the results of the Say-on-Pay vote do not bind the Corporation, the Board will, as it does each year, continue to review the results carefully and plans to continue to seek the views of our stockholders throughout the year.

Compensation Committee Report

The Management Development and Compensation Committee makes recommendations to the Board of Directors concerning the compensation of the Corporation's NEOs. We have reviewed and discussed with management the Compensation Discussion and Analysis that will be included in the Corporation's Schedule 14A Proxy Statement, filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended. Based on that review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Proxy Statement. The Board approved our recommendation.







Ilene S. Gordon
Chairman

Thomas J. Falk

Vicki A. Hollub

Debra L. Reed-Klages

James D. Taiclet, Jr.

Compensation Discussion and Analysis (CD&A)

This CD&A discusses the compensation decisions for the NEOs listed in the Summary Compensation Table on page 56.

2019 Leadership Changes

In 2019, there were the following leadership changes affecting the NEOs:

- Bruce L. Tanner - transitioned to an advisory role effective February 11, 2019, after serving as Executive Vice President and Chief Financial Officer since September 2007; retired in August 2019
- Kenneth R. Possenriede - promoted to Executive Vice President and Chief Financial Officer, effective February 11, 2019, succeeding Bruce L. Tanner
- Dale P. Bennett - transitioned to an advisory role effective August 26, 2019 after serving as Executive Vice President, Rotary and Mission Systems since December 2012; retired in January 2020
- Frank A. St. John - transitioned from Executive Vice President, Missiles and Fire Control to Executive Vice President, Rotary and Mission Systems, effective August 26, 2019, succeeding Dale P. Bennett

We did not enter into any transitional agreements or special compensation arrangements with any of our NEOs in connection with their aforementioned advisory roles. Although they were not executive officers at the end of 2019, Mr. Tanner and Mr. Bennett are included among our 2019 NEOs.

NEO	Title	Years of Service At End of 2019 (rounded)
Marillyn A. Hewson	Chairman, President and Chief Executive Officer	37 years
Kenneth R. Possenriede	Executive Vice President and Chief Financial Officer	33 years
Bruce L. Tanner	Retired Executive Vice President and Chief Financial Officer	37 years
Richard F. Ambrose	Executive Vice President, Space	19 years
Dale P. Bennett	Retired Executive Vice President, Rotary and Mission Systems	39 years
Michele A. Evans	Executive Vice President, Aeronautics	33 years
Frank A. St. John	Executive Vice President, Rotary and Mission Systems	33 years

To assist stockholders in finding important information in the CD&A, sections are highlighted as follows:

2019 Say-on-Pay Vote

At our 2019 annual meeting, more than 94% of the votes cast by our stockholders approved our Say-on-Pay proposal. We meet with our key investors throughout the year to understand the topics that matter most to them as they relate to executive compensation. We sought the views of our stockholders with respect to our existing policies and practices, but also regarding our equity grant practices and provisions in our new equity plan proposed for stockholders' approval this year. (Please see “Effective Stockholder Engagement” on page 25 for more specific details). Investors we engaged with during 2019 reacted positively to our pay governance and executive compensation programs. We consider the input of our stockholders, along with emerging best practices, to ensure alignment with our executive pay programs. We welcome feedback regarding our executive compensation programs and will continue to engage with our stockholders in 2020.

Executive Summary

Our 2019 Performance

| Record Sales of **$59.8B**  | Record Segment Operating Profit* of **$6.6B**  | Record Backlog level of **$144B**  | Record Earnings per Share of **$21.95**  |

Lockheed Martin continued to exhibit strong growth across its diverse portfolio, as manifested in its 2019 financial and operational results. In 2019, the Corporation achieved records for sales, segment operating profit*, backlog and earnings per share. Lockheed Martin's net sales in 2019 were $59.8 billion versus $53.8 billion in 2018, an increase of 11% and a record-setting amount for the Corporation. We generated cash from operations of $7.3 billion in 2019 after $1.0 billion of discretionary pension contributions. In addition, we ended 2019 with orders of $72.6 billion, driving a record backlog of $144 billion. Our net earnings in 2019 were $6.2 billion, or $21.95 per share, which was also a record. Our segment operating profit* for 2019 was $6.6 billion, up 12 percent versus 2018.

Operationally, during 2019, we delivered 134 F-35s, exceeding the joint government and industry delivery target of 131 aircraft for the year. This milestone represents a 47% increase over 2018 and a nearly 200% production increase over 2016. It is the third consecutive year we have met our annual delivery target. The F-35 program also celebrated several international milestones, as Japan, the United Kingdom, and Norway all declared Initial Operational Capability for their respective F-35s.

The Corporation also had strategic and operational accomplishments across our other business segments in 2019. In March, we received a $1.1 billion contract for our highly successful Guided Multiple Launch Rocket System - a system that helps our service members address threats quickly and reduce collateral damage on the battlefield. Also in March, we celebrated the first flight of the SB>1 DEFIANT helicopter. We also received a $1.3 billion contract from the U.S. Navy to build 12 CH-53K King Stallions. During 2019, we celebrated four successful launches, including the launch of the fifth Advanced Extremely High Frequency satellite. Strategically, Lockheed Martin continued to develop critical emerging technologies with progress in areas of hypersonics and directed energy and continued to focus on attracting and retaining the workforce needed for the future.

We also continued our efforts to return cash to stockholders through dividends and share repurchases. During 2019, we returned $3.8 billion of cash from operations to our stockholders, with $1.2 billion in share repurchases and $2.6 billion paid in cash dividends. Lockheed Martin delivered strong one-, three- and five-year total stockholder returns both on an absolute and relative basis, reflecting these financial, strategic and operational accomplishments.

* See Appendix B for an explanation of Non-GAAP terms.

1-Year TSR



3-Year TSR



5-Year TSR



Compensation Overview

Our executive compensation programs covering our NEOs are designed to attract and retain critical executive talent, to motivate behaviors that align with stockholders' interests and to pay for performance. The majority of our NEOs' pay is variable and contingent on performance with over two-thirds in the form of long-term incentives (LTI). To ensure pay is competitive with market practices, we conduct a benchmarking analysis each year when establishing base salary, annual incentive target opportunities and LTI target opportunities. Each element of compensation is evaluated against the 50th percentile, which we refer to as "market rate," of our comparator group of companies, as shown on page 41. Although target incentive opportunities are set by reference to the market rate, incentive plan terms provide for actual payouts to be based upon actual performance that can result in payouts above or below targeted levels. Based on actual results relative to our pre-established goals under our incentive programs, the 2019 annual incentive program paid out at 200% of target and the 2017-2019 LTIP paid out at 171.9% of target for all NEOs.

2019 CEO Compensation

2019 CEO Target Pay Mix. We believe that the compensation opportunities of our CEO should be predominantly variable, and the variable elements of the compensation package should tie to the Corporation's long-term success and the achievement of sustainable long-term total returns to our stockholders. As shown in the chart to the right, a significant portion of our CEO's target compensation is variable and in the form of LTI with more than half of total target pay in the form of equity-based incentives.

Base Salary. In 2019, Ms. Hewson's base salary was set at $1,798,000.

2019 Annual Incentive. Ms. Hewson's target annual incentive amount for 2019 was 175% of salary or $3,146,500.

2019-2021 Long-Term Incentives. In 2019, Ms. Hewson was granted an LTI award of approximately $14.3 million, which was allocated 50% in Performance Stock Units (PSUs), 30% in Restricted Stock Units (RSUs), and 20% in the cash-based Long-Term Incentive Performance award (LTIP). RSUs will cliff-vest after three years, while the vesting of PSUs and LTIP will be based upon our results at the end of the three-year vesting period relative to the three-year performance goals that were established in the beginning of 2019.

Benefit and Retirement Plans. Ms. Hewson is eligible for benefit and retirement programs, similar to other salaried employees. None of our NEOs received additional years of service credits or other forms of formula enhancements under our benefit or retirement plans. Our pension formula is based on years of service and pension eligible compensation, which is similar to the formula offered by other companies with defined benefit plans. The compensation element of the pension calculation was frozen effective January 1, 2016, so only the service element of the pension calculation resulted in an increase in Ms. Hewson's accrued pension benefit during 2019. Effective January 1, 2020, the pension benefit is fully frozen. The change in pension value for Ms. Hewson reported in the Summary Compensation Table for 2019 was also significantly affected by the change in the discount rate, as well as changes in life expectancy (longevity) assumptions.

CEO Target Opportunity Mix *


9.3%
Base Salary
16.4%
Annual Incentives
Elements of Compensation
74.3%
Long-Term Incentives
9%
Fixed
vs.
91%
Variable
26%
Short-Term
vs.
74%
Long-Term
41%
Cash
vs.
59%
Equity

* Fixed vs. variable and cash vs. equity components are designated in the Core Compensation Elements table on page 43. We consider base salary and annual incentives as short-term pay and PSUs, LTIP, and RSUs as long-term pay. Cash represents base salary, annual incentive target and LTIP target. We do not include retirement or other compensation components in the chart.

Summary of Compensation Approach

Guiding Pay Principles

- Attract, motivate and retain executive talent

- Market-based 50th percentile approach to target all compensation elements

- Link executive pay to Enterprise performance

- Provide an appropriate mix of short-term vs. long-term pay and fixed vs. variable pay

- Align to stockholder interests and long-term company value

Our Decision-Making Process

The Compensation Committee seeks input from our CEO and other members of our management team as well as input and advice from an independent compensation consultant to ensure the Corporation's compensation philosophy and information relevant to individual compensation decisions are taken into account.

Independent Pay Governance



Independent Board Members

Review and approve compensation of the CEO and review and ratify compensation of other NEOs. Review with management, at least annually, the succession plan for the CEO and other senior positions.



Independent Compensation Consultant

Provides advice on executive pay programs, pay levels and best practices. Provides design advice for annual LTI vehicles and other compensation programs.



Independent Compensation Committee

Reviews and approves incentive goals relevant to NEO compensation. Reviews and approves the compensation for each NEO. Recommends CEO compensation to the independent members of the Board.



Stockholders & Other Key Stakeholders

Provide feedback on various executive pay practices and governance during periodic meetings with management which then is reviewed by and discussed with our independent Board members.

Role	Management	Chairman, President & CEO	Management Compensation Consultant[1]	Independent Compensation Consultant[2]	Compensation Committee	Independent Board Members
Peer Group / External Market Data and Best Practices for Compensation Design and Decisions	Reviews	Reviews	Develops	Develops/ Reviews	Reviews	—
Annual NEO Target Compensation	—	Recommends	—	Reviews	Approves	Ratify
Annual CEO Target Compensation	—	—	—	Advises	Recommends	Approve
Annual and Long-Term Incentive Measures, Performance Targets and Performance Results	Develops	Reviews	—	Reviews	Approves	Ratify
Long-Term Incentive Grants, Dilution, Burn Rate	Develops	Reviews	—	Reviews	Approves	Ratify
Risk Assessment of Incentive Plans	Reviews	Reviews	—	Develops	Reviews	—
Succession Plans	Develops	Reviews	—	—	—	Review

[1] Aon and Willis Towers Watson.

[2] Meridian Compensation Partners (Meridian).

How We Determine Market Rate Compensation

For each of the principal elements of executive compensation, we determine the "market rate" as the size-adjusted 50th percentile of our comparator group of companies. Size-adjusted market rates are calculated for us by Aon, using revenue regression analysis. This statistical technique accounts for revenue size differences within the peer group and results in a market rate for all compensation elements consistent with our revenue relationship to our peers. We also may adjust the market rate to reflect differences in an executive's job scope relative to the industry or the comparator group of companies, as appropriate.

The Compensation Committee considers the current market data in combination with other internal factors when setting individual annual target pay levels, such as changes to market data year-over-year, internal pay equity, individual performance, job scope and criticality to the Corporation. Our incentive plans are designed so that actual performance in excess of established performance targets results in payouts above target and actual performance below established performance targets results in payouts below target or no payout.

How We Select the Comparator Group for Market Rate Purposes

To establish the market rate for each of the principal elements of compensation, we select a group of publicly-traded companies (our comparator group). We regularly review our comparator group to maintain relevancy and to ensure the availability of data, while seeking to avoid significant annual changes in the group to ensure a level of consistency.   Because the number of comparable companies with our revenue level is not extensive, we include companies in our comparator group based on a number of factors, including:

- similarity in size (a high correlative factor in determining pay), generally based on annual revenues;
- participation in the Aon executive compensation survey (our primary source for data in making market comparisons), which enables us to obtain reliable data for market comparisons that otherwise may not be publicly available;
- industrial companies and, to the extent possible, companies that compete in the aerospace and defense industry, which enables comparison with companies that face similar overall labor costs, economic factors and market fluctuations;
- companies with which we compete for executive talent, as competitive conditions and the limited number of comparably-sized aerospace and defense companies require us to recruit outside of the core aerospace and defense companies for a broad range of disciplines (e.g., finance, human resources, legal, supply chain management) to obtain individuals with a broad range of skills that are transferable across industries; and
- companies with comparable executive officer positions or management structures, which enables more appropriate compensation comparisons.

We do not consider market capitalization in selecting our comparator group because market capitalization can change quickly as industries and companies go in and out of favor as investments and companies restructure.

The data presented to and considered by the Compensation Committee regarding the level of compensation at the Corporation's comparator group of peer companies was developed from the proprietary results of the Aon executive compensation survey, subject to review by Meridian. All of the 2019 comparator group companies participated in the Aon survey. Our 2019 revenues represented the 53rd percentile of the comparator group, excluding DowDuPont Inc., which split into multiple separate entities during 2019.

In light of the split of DowDuPont Inc. and the announced merger transaction between Raytheon Company and United Technologies Corporation during 2019, the Compensation Committee will review, as it does each year, and may approve changes to the comparator group in 2020.

2019 Comparator Group Companies

3M Company	General Dynamics Corporation*	Raytheon Company*
Caterpillar Inc.	General Electric Company	The Boeing Company*
Cisco Systems, Inc.	Honeywell International Inc.*	United Parcel Service, Inc.
Deere & Company	International Business Machines Corporation	United Technologies Corporation*
DowDuPont Inc.**	Intel Corporation	
FedEx Corporation	Northrop Grumman Corporation*	

* Aerospace & Defense Industry
** In June 2019, DowDuPont Inc. completed a series of transactions to split into multiple separate entities.

Consideration of Internal Pay Equity

Consistent with past practice, the Compensation Committee reviewed the pay relationship of the CEO to the other NEOs as part of its annual compensation review in 2019. This material was presented to the Compensation Committee by Meridian in its capacity as the Committee's independent compensation consultant.

Compensation and Risk

The Corporation's executive and broad-based compensation programs are intended to promote decision-making that supports a pay for performance philosophy while mitigating risk by utilizing the following design features:

- Mix of fixed and variable pay opportunities
- Multiple performance measures, multiple time periods and capped payouts under incentive plans
- Stock ownership requirements
- Oversight by independent Board committee
- Incentive goals set at the Enterprise or business segment level
- Moderate severance program that includes post-employment restrictive covenants
- Institutional focus on ethical behavior
- Annual risk assessment
- Compensation Committee oversight of equity burn rate and dilution
- Enhanced clawback policy

With the assistance of a risk assessment conducted by Meridian on an annual basis, the Compensation Committee concluded that risks arising from our executive and broad-based incentive compensation programs are not reasonably likely to have a material adverse effect on the Corporation.

2019 Named Executive Officers' Compensation

2019 Target Compensation

Our NEOs' target compensation for 2019 is shown below, which is closely aligned to the market rate. When determining pay for our NEOs, the Compensation Committee considers the current market data in combination with other internal factors when setting annual target pay levels, such as changes to market data year-over-year, internal pay equity, individual performance, job scope and criticality to the Corporation. Effective February 11, 2019, Mr. Possenriede was appointed Executive Vice President and Chief Financial Officer and in connection with his promotion from a Vice President role, the Compensation Committee approved an increase to his annual incentive target from 70% to 105% of his base salary.

NEO	Base Salary ($)	Annual Incentive		2019 LTI Grant ($)	Total Target Direct Compensation ($)
		Target %	Target Amount ($)		
Ms. Hewson	1,798,000	175	3,146,500	14,300,136	19,244,636
Mr. Possenriede*	905,000	70 / 105	915,408	4,500,222	6,320,630
Mr. Tanner**	1,030,000	115	1,184,500	4,500,222	6,714,722
Mr. Ambrose	905,000	105	950,250	3,925,107	5,780,357
Mr. Bennett	905,000	105	950,250	3,925,107	5,780,357
Ms. Evans	905,000	105	950,250	3,925,107	5,780,357
Mr. St. John	905,000	105	950,250	3,925,107	5,780,357

* Mr. Possenriede's target amount shown above is prorated to reflect time served in both roles during 2019.

** The table reflects Mr. Tanner's full target amount for the entire 2019 performance year; however, Mr. Tanner's annual incentive target was $758,080, prorated based on time served during fiscal year 2019.

2019 Core Compensation Elements

Our compensation programs are designed to provide a mix of short- and long-term compensation, fixed and variable pay and cash and equity-based compensation, as well as to reflect our philosophy of providing pay for performance. Retirement programs or "all other compensation" are not included in our core compensation elements below (additional information about these programs can be found on page 54).

	Fixed	Variable			
	Base Salary	+ Annual Incentive +	Long-Term Incentives		
			50% PSUs	20% LTIP	30% RSUs
WHAT?	Cash	Cash	Equity	Cash	Equity
WHEN?	Annual	Annual	3-year Performance Cycle	3-year Performance Cycle	3-year Cliff Vesting
HOW? Measures, Weightings & Payouts	Market rate, as well as internal pay equity, experience and critical skills	**70% Financial** 20% Sales, 40% Segment Operating Profit**, 40% Cash from Operations*** **30% Strategic & Operational** Key Metrics: Focus Programs, Mission Success®, Program Performance, Portfolio Shaping/Enterprise Initiatives, Innovation, Talent Management	**Relative TSR* (50%)** **ROIC** (25%)** **Performance Cash** (25%)** • Award 0-200% of target # of shares • Relative TSR measure capped at 100% if TSR is negative • Value capped at 400% of stock price on date of grant x shares earned	• Payout 0-200% of target • Relative TSR measure capped at 100% if TSR is negative	Value delivered through long-term stock price performance
WHY?	Provides competitive levels of fixed pay to attract and retain executives.	Attracts and motivates executives by linking annual company performance to an annual cash incentive.	Creates strong alignment with stockholder interests by linking long-term pay to key performance metrics and stock price. Provides a balance of internal and market-based measures to assess long-term performance.		Promotes retention of key talent and aligns executive and stockholder interests.

* See page 48 for 2019-2021 Relative TSR Comparators.

** Refer to Appendix B for an explanation of Non-GAAP terms as well as our disclosure regarding forward-looking statements concerning future performance or goals for future performance.

*** Adjusted for unplanned pension contributions pursuant to resolutions of the Compensation Committee.

Base Salary

Base salaries are reviewed and increased annually taking into account the market rate (50th percentile), the executive's individual performance and internal pay equity. In establishing the base salary for each NEO, we determined the market rate using comparator group company data and evaluated whether the market rate should be adjusted up or down based on differences in the scope of the NEO's position as compared to the industry and the comparator group companies.

2019 Annual Incentive

As was the case for 2018, the 2019 annual incentive plan for our CEO, other NEOs and all other officers elected by the Board, was based 70% on financial goals and 30% on strategic and operational goals measured at the Enterprise level, as illustrated in the graphic below. Although the annual incentive plan uses a formulaic approach, the Compensation Committee retains discretion, which includes choosing and approving goals, assessing strategic and operational results and modifying payouts based on business segment and individual performance for any officer elected by the Board, including the NEOs.



Under the terms of our annual incentive plan, the CEO's bonus and the bonus for each of the other NEOs cannot exceed 0.3% and 0.2%, respectively, of Cash from Operations. Annual incentive payouts range from 0% to 200% of target.

2019 Annual Incentive Goals and Results

At its February 2019 meeting, the Compensation Committee approved Enterprise-wide objectives for 2019 reflecting financial, strategic and operational goals. These goals are used as the Enterprise Component for all executives in the Corporation and serve as the only goals for the CEO, NEOs and all other officers elected by the Board.

Financial Assessment (70% Weight). The financial targets under the annual incentive plan align with the guidance we disclosed publicly at the beginning of 2019. We believe this approach to setting the financial metrics for annual incentive purposes appropriately links compensation to our effectiveness in meeting our public commitments to our stockholders. Our financial commitments are established at the completion of our annual long-range planning process and are consistent with our long-range plan commitments. The long-range planning process includes reviews of the assumptions used by the business segments in generating their financial projections, such as industry trends and competitive assessments, current and future projected program performance levels and the risks and opportunities surrounding these baseline assumptions. The long-range plan on which our financial goals are based is tied to the business environment in which we operate and can vary year-over-year. Our long-range plan values for Sales, Segment Operating Profit (see Appendix B for definition of Non-GAAP terms) and Cash from Operations are set forth in the 2019 guidance we provided publicly to investors in January 2019 and represent the target level (100% performance) for each of these metrics. For the purposes of assessing performance under our annual incentive program, Cash from Operations results are adjusted for unplanned pension contributions, so that the impact on incentive compensation is not a factor in the decision to make the additional pension contribution. We established maximum (200% performance) and threshold payout levels (50% performance) around these targets based on a review of historical performance against long-range plan commitments for each of the three annual incentive goal metrics, which ensures the appropriate level of rigor on each of the threshold, target and maximum goals. We used straight-line interpolation between target and both maximum and minimum historical performance levels. In all cases, payouts deteriorate more rapidly as we move from target level to the minimum payout level compared to the level of increase as we move from target level to maximum payout level. This asymmetry reflects the importance we place on meeting our financial goals. The Compensation Committee reviewed the methodology and the targets established as part of its annual process during 2019.

2019 Financial Measures	Weight	2019 Goals ($)	Results ($)	Calculated Payout	Weighted Payout
Sales	20%	55,750 − 57,250M	59,812M	200%	40%
Segment Operating Profit*	40%	6,000 − 6,150M	6,574M	200%	80%
Cash from Operations**	40%	≥ 7,400M	8,311M	200%	80%
Financial Payout Factor					**200%**

* See Appendix B for definition of Non-GAAP terms.

** Reported Cash from Operations for fiscal 2019 was $7,311M, which has been adjusted by $1.0 billion for unplanned pension contribution.

Strategic & Operational Assessment (30% Weight). Our strategic and operational performance assessments are evaluated differently than financial performance assessments. For the 2019 performance year, a broad set of goals were established for our strategic and operational commitments at the beginning of the year, including goals tied to the development of new business, program performance, technological innovation, and executing on sustainability initiatives, such as achievement of pre-established measures and targets related to diversity and talent management. The strategic and operational performance goals are not measured against quantitative performance criteria for each goal, because some are aspirational, cannot be forecasted reliably or are qualitative in nature. When determining the overall payout factor, the Compensation Committee considers both quantitative and qualitative results and applies discretion when evaluating performance in totality. The strategic and operational performance goals and results are set forth below.

2019 Strategic & Operational Goals Summary	Assessment Summary Highlights
Focus Programs Secure key Focus Program wins and achieve Keep Sold Program milestones	• Orders of $72.6 billion with a new record backlog at year-end of $144 billion • 100% win rate on key focus program captures • 76% win rate on programs throughout the year
Mission Success Achieve Mission Success milestones	• Continued operational excellence with completion of all targeted Mission Success events • Key program milestones achieved throughout the Corporation in all customer operational domains
Program Performance Execute programs to achieve customer commitments and increase stockholder value	• Exceeded subcontractor performance goals • Returned $3.8 billion of Cash from Operations to our stockholders through dividends and share repurchases
Portfolio Shaping / Enterprise Initiatives Assess portfolio on an ongoing basis to maximize stockholder value, which includes M&A activity, streamlining operations and other enterprise initiatives	• Exceeded affordability goals and realized corporate overhead savings • Key strategic partnerships launched to drive business growth • Met key milestones and continued progress toward Sustainability Management Plan goals relating to all of our core issues: Business Integrity, Product Impact, Employee Wellbeing, Resource Efficiency and Information Security
Innovation Execute technology strategy, ensuring robust innovation, collaboration and strategic partnering	• Extended leadership positions in hypersonics and directed energy, while investing in other critical technologies • Continued implementation of transformational digital capabilities and infrastructure across the enterprise
Talent Management Attract, develop and retain the workforce needed to deliver commitments to customers and stockholders	• Exceeded retention rate target for top performers • Enhanced development and succession placements for key executive positions • Successfully executed diversity and inclusion initiatives • Improved and exceeded targets for employee engagement
Strategic & Operational Payout Factor	**200%**

The Compensation Committee reviewed these accomplishments and recommended this factor to recognize the Corporation's strong operational performance in a highly competitive environment while undertaking and executing major strategic initiatives.

Summary of Annual Incentive Payout Calculations

For 2019, Ms. Hewson's annual incentive target percentage did not change and remained at 175% of her base salary. Mr. Possenriede's annual incentive target was increased from 70% to 105% of his base salary, in connection with his promotion to EVP and CFO effective February 11, 2019. The Compensation Committee approved changes to annual incentive target percentages for other NEOs, aligning with the 2019 market rates (50th percentile). Our business segment EVPs' targets were set to 105% of their base salaries. The final payout factor and payout amounts for each of our NEOs, as determined by the Board, are shown below:

Summary of 2019 Enterprise Performance & Overall Payout Factor

	Weight	2019 Factors	Weighted Payout
Financial	70%	200%	140%
Strategic & Operational	30%	200%	60%
Overall Payout Factor			**200%**

NEO	Base Salary ($)	Target % of Salary (%)	Target Award ($)	X	Overall Payout Factor	=	Payout ($)
Ms. Hewson	1,798,000	175	3,146,500				6,293,000
Mr. Possenriede*	905,000	70 / 105	915,408				1,830,800
Mr. Tanner**	1,030,000	115	758,080				1,516,200
Mr. Ambrose	905,000	105	950,250		200%		1,900,500
Mr. Bennett	905,000	105	950,250				1,900,500
Ms. Evans	905,000	105	950,250				1,900,500
Mr. St. John	905,000	105	950,250				1,900,500

* Mr. Possenriede's target amount shown above is prorated to reflect time served in both roles during 2019.

** Mr. Tanner's annual incentive target and payout are prorated based on time served during fiscal year 2019.

2019 Long-Term Incentive Compensation

The following summary shows the 2019 LTI compensation mix for the CEO, EVPs and Senior Vice Presidents (SVPs) and principal terms of the awards.

PSUs (distributed in common stock):

Performance Measures: Three-year Relative TSR (50%), ROIC (25%) & Performance Cash (25%)

Caps:
- 200% of target shares
- Relative TSR measure capped at 100% if the Corporation's TSR is negative
- Value capped at 400% of stock price on date of grant times shares earned

RSUs (distributed in common stock):

Vesting Schedule: RSUs cliff vest 100% three years after the grant date

3-Year LTIP (paid in cash):

Performance Measures: Three-year Relative TSR (50%), ROIC (25%) & Performance Cash (25%)

Caps:
- 200% of target amount
- Relative TSR measure capped at 100% if the Corporation's TSR is negative
- Individual payout capped at $10 million





In determining the appropriate level of equity grants for 2019, the Compensation Committee took into consideration the long-term incentive market rate (50th percentile) along with a variety of other factors, including the number of awards outstanding and shares remaining available for issuance under the Corporation's equity incentive plans, the number of shares that would be issued under contemplated awards over the range of potential performance achievement, the total number of the Corporation's outstanding shares, the resulting implications for stockholder dilution and the number of shares granted to our executives year-over-year.

PSU Awards (50% of the LTI award)

PSU awards are calculated by multiplying the overall target LTI award value by the 50% weighting assigned to the PSU portion. The number of PSUs granted is determined based on the closing stock price of the Corporation's common stock on the NYSE on the date of grant.

Each NEO's PSU target number of shares is determined at the beginning of the three-year performance period, and the actual number of shares earned at the end of the period is calculated based on our performance measured against the three financial metrics as follows: 50% Relative TSR, 25% ROIC and 25% Performance Cash.

The number of shares granted at the end of the cycle can range from 0% to 200% of the applicable target number of shares. If TSR is negative at the end of the performance cycle, the payout factor for the Relative TSR measure is capped at 100%. In addition, the maximum value that can be earned under a PSU award is 400% of the stock price on the date of grant times the shares earned. The award calculation is formulaic pursuant to the provisions defined in the award agreement, and no adjustment can be made to the final number of shares granted, which is determined based on the performance outcomes relative to our pre-set goals. Participants also accrue dividend equivalents on the shares earned, which are paid in cash following vesting of the underlying shares.

RSU Awards (30% of LTI award)

RSU awards are calculated by multiplying the overall target LTI award value by the 30% weighting assigned to the RSU portion. The number of RSUs granted is determined based on the closing stock price of the Corporation's common stock on the NYSE on the date of grant. Deferred dividend equivalents are accrued during the vesting period and paid in cash following the vesting of the underlying shares.

LTIP Awards (20% of the LTI award)

LTIP awards are cash-based and are calculated by multiplying the overall target LTI award value by the 20% weighting assigned to the LTIP portion.

Each NEO's LTIP target is determined at the beginning of the three-year performance period, and the actual award earned at the end of the period is calculated based on the same performance measures as those used for the PSUs (50% Relative TSR, 25% ROIC and 25% Performance Cash). Payouts can range from 0% to 200% of the applicable target. If TSR is negative at the end of the performance cycle, the payout factor for the Relative TSR measure is capped at 100%. The award calculation is formulaic pursuant to the provisions defined in the award agreement, and no adjustment can be made to the final payout factor, which is determined based on the performance outcomes relative to our pre-set goals.

For the 2019-2021 LTIP grants, any amount payable to a single participant in excess of $10 million will be forfeited.

Selection of LTI Performance Measures

The LTI performance metrics approved by the Compensation Committee are measures that we believe most effectively support our long-term business and strategic goals and directly tie the long-term goals of our executive leadership team to the interests of our stockholders. The measurements used for the financial component of our 2019 annual incentive plan (Sales, Segment Operating Profit and Cash from Operations) also serve as the foundation for achieving our long-term goals such that we must consistently achieve or exceed the Corporation's annual goals in order to achieve our LTI goals.

The selected LTI performance metrics consist of Relative TSR (50% weight), ROIC (25% weight) and Performance Cash (25% weight). We chose these three metrics because we believe they represent the best measures of value creation for the Corporation over a long-term period. We also applied equal weighting to the market-based measure of value creation, TSR, to what we believe are the best internal measures of value creation, Performance Cash and ROIC.

We selected Relative TSR to measure our performance against our industry peers, including the S&P Aerospace Index companies and other large publicly traded U.S. Government contractors. Because every industry faces different challenges and opportunities, we believe that comparing our TSR against peers facing a similar business environment is preferred to comparisons outside our industry. Accordingly, the Relative TSR Comparators for the 2019-2021 performance cycle are shown below:

2019-2021 Relative TSR Comparators

Arconic Inc.	Honeywell International Inc.	Science Applications International Corp.
Booz Allen Hamilton Holding Corporation	Huntington Ingalls Industries, Inc.	Textron Inc.
CACI International Inc.	Leidos Holdings, Inc.	The Boeing Company
General Dynamics Corporation	Northrop Grumman Corporation	TransDigm Group Incorporated
Harris Corporation	Raytheon Company	United Technologies Corporation

Because the Relative TSR index is not perfectly aligned with the businesses in which Lockheed Martin operates and because any number of macro-economic factors that could affect market performance are beyond the control of the Corporation, we use ROIC and Performance Cash as internal measures that can be directly affected by management's decisions. ROIC measures how effectively we employ our capital over time, while Performance Cash provides the means for investment or value creation. By including a cash measure in both our annual and long-term incentive plans, the plans mitigate the risk of short-term cash strategies that do not create long-term value.

In tandem, we believe that these metrics drive the behaviors of our management team in ways that are intended to create the most value for our stockholders.

Setting Performance Goals for PSUs and LTIP

Our long-range planning process is used to establish the target (100% level of payment) for the Performance Cash and ROIC metrics in the PSU and LTIP grants. In setting minimum and maximum levels of payment, we reviewed historical levels of performance against long-range plan commitments, and conducted sensitivity analyses on alternative outcomes focused on identifying likely minimum and maximum boundary performance levels. Levels between 100% and the minimum and maximum levels were derived using linear interpolation between the performance hurdles. As with our annual incentive performance goals, PSU and LTIP payouts deteriorate more rapidly as we move from target level to the minimum payout level than they increase as we move from target level to maximum payout level. This asymmetry reflects the importance we place on meeting our financial commitments.

The specific Performance Cash and ROIC target values for the 2019-2021 PSU and LTIP plans are not publicly disclosed at the time of grant due to the proprietary nature and competitive sensitivity of the information. However, the method used to calculate the awards will be based on actual performance compared to the Corporation's 2019-2021 targets, which use straight-line interpolation between points. The individual award agreements require pre-specified adjustments to ensure that the ultimate payouts are not impacted to the benefit or detriment of management by specified events, such as unplanned pension contributions, changes in accounting (GAAP) standards or impact of an acquisition or divestiture valued at more than $1 billion. The Compensation Committee does not have discretion to adjust the results of the PSU and LTIP awards beyond the adjustments specified in the award agreements.

2019-2021 Performance Goals

Relative TSR (50%)*		Performance Cash (25%)		ROIC (25%)	
Relative TSR Percentile	Payout Factor	Performance Cash Metric	Payout Factor	ROIC Performance Metric	Payout Factor
75th – 100th	200%	Plan + ≥ $2.0B	200%	Plan + ≥ 160 bps	200%
60th	150%	Plan + $1.5B	175%	Plan + 120 bps	175%
50th	100% (Target)	Plan + $1.0B	150%	Plan + 80 bps	150%
40th	50%	Plan + $0.5B	125%	Plan + 40 bps	125%
35th	25%	Plan	100%	Plan	100%
< 35th	0%	Plan - $0.2B	75%	Plan - 10 bps	75%
		Plan - $0.5B	50%	Plan - 20 bps	50%
		Plan - $0.7B	25%	Plan - 30 bps	25%
		Below Plan - $0.7B	0%	Below Plan - 30 bps	0%

* 2019-2021 Relative TSR performance is measured against our industry peers in the S&P 500 Aerospace & Defense Index (S&P Aerospace) and other publicly traded U.S. Government Contractors, totaling 15 industry peers (See Page 48 for Relative TSR Comparators).

2017-2019 LTIP and PSU Awards

The cash-based LTIP and share-based PSU payouts for the three-year performance period ended December 31, 2019 shown below, were calculated by comparing actual corporate performance for each metric for the period January 1, 2017 through December 31, 2019, against a table of payment levels from 0% to 200% (with the 100% payout level being considered target) established at the beginning of the performance period in January 2017.

Measure	Performance Target	Performance Result	Weighting	Payout Factor
Relative TSR	50th Percentile	63rd Percentile	50%	158.3%
Performance Cash*	$16.5B	$17.9B	25%	170.7%
ROIC*	15.1%	17.9%	25%	200.0%

* See Appendix B for definition of Non-GAAP terms.

2017-2019 LTIP Payouts

Based on a weighted payout factor of 171.9%, the following table shows the payouts under the 2017-2019 LTIP made in January 2020.

NEO	2017–2019 LTIP Target ($)	Payout ($)
Ms. Hewson	2,376,000	4,084,344
Mr. Possenriede*	320,000	550,080
Mr. Tanner**	746,411	1,283,081
Mr. Ambrose	550,000	945,450
Mr. Bennett	670,000	1,151,730
Ms. Evans*	320,000	550,080
Mr. St. John*	350,900	603,197

* Reflects targets and payouts associated with the 2017-2019 awards received in prior Vice President roles.

** Targets and payouts are prorated based on days worked during the 2017-2019 performance cycle.

2017-2019 PSU Awards

The 2017-2019 target PSU award value was allocated to each performance measure based on the pre-defined weightings, namely 50% to Relative TSR, 25% to ROIC, and 25% to Performance Cash. PSU awards earned are calculated by multiplying the payout factor for each performance metric by the target number of units for each performance metric. The actual value realized by the NEOs at vesting also depends on our stock price, which may be higher or lower than the grant date fair market value.

NEO	2017-2019 Target PSUs (#) Relative TSR	Performance Cash*	ROIC*	Total Shares Distributed/Earned
Ms. Hewson	11,150	5,835	5,834	39,280
Mr. Possenriede**	151	79	78	531
Mr. Tanner***	3,410	1,784	1,784	12,013
Mr. Ambrose	2,582	1,351	1,350	9,095
Mr. Bennett***	3,070	1,607	1,606	10,816
Ms. Evans**	151	79	78	531
Mr. St. John**	166	86	86	582

* See Appendix B for definition of Non-GAAP terms.

** Reflects targets and payouts associated with the 2017-2019 awards received in prior Vice President roles.

*** Targets and payouts are prorated based on days worked during the three-year vesting period.

2020 Compensation Decisions

The Compensation Committee approved 2020 target compensation for the NEOs based on the market rate, along with other factors such as the executive's performance, internal equity, job scope and criticality to the Corporation.

2020 Base Salary

NEO	2020 Base Salary ($)
Ms. Hewson	1,855,000
Mr. Possenriede	935,000
Mr. Ambrose	935,000
Ms. Evans	935,000
Mr. St. John	935,000

2020 Annual Incentive Goals

There were no changes to our annual incentive plan design for the 2020 performance year.

The Compensation Committee approved the key corporate commitments set forth below for purposes of assessing performance in 2020.

2020 Financial Goals (Weight 70%)

The financial commitments are consistent with our long-range plan commitments, and are the same ranges we provided as public guidance in January 2020 in our year-end earnings release. These commitments for 2020 are set forth below.

2020 Commitments	Weighting	2020 Goal ($)
Sales	20%	62,750 - 64,250M
Segment Operating Profit	40%	6,800 - 6,950M
Cash from Operations	40%	≥ 7,600M

For the purposes of assessing performance under our annual incentive program, Cash from Operations results are adjusted for unplanned pension contributions so that the impact on incentive compensation is not a factor in the decision to make additional pension contributions.

2020 Strategic and Operational Goals (Weight 30%)

- **Focus Programs:** Shape and secure Key Focus Program wins and achieve Keep Sold Program milestones

- **International:** Continue international expansion through increased orders and sales

- **Mission Success:** Achieve Mission Success milestones

- **Program Performance:** Execute programs to achieve customer commitments and increase stockholder value

- **Portfolio Shaping / Enterprise Initiatives:** Assess the Company portfolio on an ongoing basis to maximize stockholder value, including M&A activity, streamlining operations and other Enterprise-wide initiatives

- **Innovation:** Execute technology and digital transformation strategy, ensuring robust innovation, collaboration and strategic partnering

- **Talent Management:** Attract, develop and retain the workforce needed to deliver commitments to customers and stockholders

2020 Long-Term Incentive Award Opportunities

For 2020, the LTI award mix is the same as last year and for the CEO, EVPs and SVPs is allocated 50% toward PSUs, 20% toward LTIP and 30% toward RSUs.

The terms and performance measures of the 2020-2022 PSUs and LTIP awards are similar to the 2019-2021 awards (see pages 47-49). The 2020-2022 PSU and LTIP award agreements require specified adjustments to ensure that the ultimate payouts are not impacted to the benefit or detriment of management by specified events, as well as to take into account changes in tax law or interpretation related to amortization for research and experimental expenditures that result in a difference between planned and actual cash tax payments. Raytheon Company was removed from the 2020-2022 Relative TSR Comparators group in light of its announced merger transaction with United Technologies Corporation to form Raytheon Technologies.

Other Compensation Matters

Our Use of Independent Compensation Consultants

The independent compensation consultant provides important information about market practices, the types and amounts of compensation offered to executives generally and the role of corporate governance considerations in making compensation decisions. The Compensation Committee's charter authorizes it to retain outside advisors that it believes are appropriate to assist in evaluating executive compensation.

For 2019, the Compensation Committee continued to retain Meridian as an independent compensation consultant. In connection with its retention of Meridian, the Compensation Committee considered the following factors in assessing Meridian's independence:

- Meridian's services for the Corporation are limited to executive and director compensation.

- The compensation paid to Meridian is less than 1% of Meridian's revenues.

- Meridian has business ethics and insider trading and stock ownership policies, which are designed to avoid conflicts of interest.

- Meridian employees supporting the engagement and their immediate family members do not own Lockheed Martin securities.

- Meridian employees supporting the engagement have no business or personal relationships with members of the Compensation Committee or with any Lockheed Martin executive officer.

At its February 2020 meeting, the Compensation Committee renewed the engagement of Meridian. At that time, Meridian confirmed the continuing accuracy of each of the factors described above.

The nature and scope of Meridian's engagement was determined by the Compensation Committee and not limited in any way by management.

Policy Regarding Timing of Equity Grants

We have a corporate policy statement concerning the grant of equity awards. Under that policy:

- The Compensation Committee is responsible for determining the grant date of all equity awards to executive officers.

- No equity award may be backdated. A future date may be used if, among other reasons, the Compensation Committee's action occurs in proximity to the release of earnings or during a trading blackout period.

- Proposed equity awards are presented to the Compensation Committee in February of each year. Off-cycle awards may be considered in special circumstances, which may include hiring, retention or acquisition transactions.

In addition, our equity plans explicitly prohibit repricing of stock options or paying cash for underwater stock options.

Clawback and Other Protective Provisions

The Governance Guidelines include a clawback policy, which prior to the 2019 enhancements described below, provided that if the Board of Directors determines that an officer's intentional misconduct, gross negligence or failure to report such acts by another person was a contributing factor in requiring us to restate any of our financial statements or constituted fraud, bribery or another illegal act (or contributed to another person's fraud, bribery or other illegal act) which adversely impacted our financial position or reputation, then the Board shall take such action as it deems in the best interest of the Corporation and necessary to remedy the misconduct and prevent its recurrence. Among other actions, the Board may seek to recover or require reimbursement of any amount awarded to the officer after January 1, 2008, in the form of an annual incentive bonus or LTI award.

In February 2019, the Compensation Committee enhanced the clawback to ensure that it has the most appropriate level of discretionary authority and powers to protect the Corporation and its stockholders' interests, in consideration of recent external events involving high level executives of other companies. Following the Compensation Committee's proactive analysis of the policy, the Compensation Committee added two situations that will allow the Board to claw back incentive compensation paid to an officer: (1) an officer's intentional misconduct or gross negligence causes severe reputational or financial harm to the Corporation and (2) an officer's misappropriation of Lockheed Martin Proprietary Information causes, or is intended to cause, severe reputational or financial harm to the Corporation. These additional situations apply to incentive compensation awarded in 2019 and thereafter.

The clawback policy is incorporated into our annual incentive plan and in the award agreements for the long-term incentive awards, covering all variable incentive compensation. There were no events requiring Board consideration of a clawback action during 2019.

In the event the Board recoups incentive compensation under the policy, management intends to disclose the aggregate amount of incentive compensation recovered, so long as the underlying event has already been publicly disclosed in our filings with the SEC. This disclosure would appear in the proxy statement following any such Board action and would provide the aggregate amount of recovery for each event if there is more than one applicable event.

The award agreements for the NEOs also contain post-employment restrictive covenants. The post-employment restrictions were incorporated into all executive-level award agreements beginning in 2011, and compensation awarded under those agreements may be subject to clawback in the event an executive breaches any of the post-employment restrictive covenants.

Anti-Hedging and Pledging Policy

Our policies prohibit hedging and pledging of Lockheed Martin stock by all directors, officers and employees. Under our policies, Lockheed Martin directors, officers and employees may not purchase or sell derivative securities based on Lockheed Martin common stock or other Lockheed Martin securities. This policy also prohibits hedging or monetization transactions such as forward-sale contracts, equity swaps, collars and exchange funds, that are designed to hedge or offset any decrease in the market value of equity securities, lock in then-current market gains without the sale of the underlying security, or transactions in which the director or employee may divest aspects of the risks and rewards of ownership. This policy applies to shares of Lockheed Martin common stock (1) that are granted to the employee or director by Lockheed Martin as part of their compensation and (2) held, directly or indirectly, by the employee or director.

Stock Ownership Requirements for Key Employees

To better align their interests with the long-term interests of our stockholders, we expect our officers (including the NEOs) and other members of management to maintain an ownership interest in the Corporation based on the following guidelines:

Title	Annual Base Salary Multiple
Chairman, President and CEO	6 times
Chief Financial Officer	4 times
Executive Vice Presidents	3 times
Senior Vice Presidents	2 times

NEOs are required to achieve ownership levels within five years of assuming their role and must hold net shares from vested RSUs and PSUs and net shares from options exercised until the value of the shares equals the specified multiple of base salary. The securities counted toward their respective target threshold include common stock, unvested RSUs, and stock units under our 401(k) plans and other deferral plans. Unvested PSUs at target are not counted towards ownership levels. Each of our NEOs has met or exceeded their respective ownership requirements.

Benefit, Retirement and Perquisite Programs

We offer other compensatory arrangements to our NEOs. The purpose for these benefits is to ensure security of executives, provide assistance with business-related expenses, and be competitive with the other companies in our industry. Below is a summary of programs available to our NEOs. Further details are described in footnotes to the Summary Compensation Table on page 56.

Health, Welfare and Retirement Benefits. Our NEOs are eligible for savings, pension, medical, disability, and life insurance benefits under the plans available to salaried, non-union employees. We offer supplemental pension and savings plans to make up for benefits that otherwise would be unavailable due to Internal Revenue Service (IRS) limits on qualified plans. These plans are restorative and do not provide an enhanced benefit. We also offer a plan for the deferral of short-term and long-term cash performance incentive compensation. Pension and supplemental pension plans that the NEOs participate in were completely frozen effective January 1, 2020. The change in pension value for Ms. Hewson reported in the Summary Compensation Table for 2019 was significantly affected by the changes in the discount rate, as well as life expectancy (longevity) assumptions.

Perquisites and Security. Perquisites provided to the NEOs include executive physicals, relocation assistance (when applicable) and personal travel on the corporate aircraft, as well as home and personal security as needed to address security concerns arising out of our business. We believe security is necessary and generally provided to executives within our industry given the nature of our business. In the event of a threat to an executive officer, the CBS Committee reviews and approves the security recommended by our Chief Security Officer. Furthermore, our Board has directed our CEO to use corporate aircraft for security reasons while on personal travel. Other NEOs may use the corporate aircraft for personal travel dependent upon circumstances and availability.

Tax Assistance. We do not have agreements or severance arrangements that provide tax gross-ups for excise taxes imposed as a result of a change in control. In 2019, we provided tax assistance for taxable security expenses, business association expenses, relocation-related expenses in accordance with our relocation policies, and travel expenses for a family member accompanying a NEO for a business reason. In addition, we pay an amount estimated to cover the state income tax imposed on employees who became subject to income tax in a state other than their state of residence due to business travel.

Tax assistance was provided for these items because the associated tax liability imposed on the executive would not have been incurred unless business reasons required the items to be provided or the executive to travel to the non-resident state. For Ms. Hewson, the total tax assistance amount reported for 2019 included a payment attributable to non-resident state income taxes, including payment associated with long-term incentive awards, which were incurred as a result of her business travels to a state other than her state of residence. In connection with their new positions, Mr. Possenriede and Mr. St. John relocated during 2019 and incurred certain related expenses that were tax-assisted under our relocation policy.

Post-Employment, Change in Control, Divestiture and Severance Benefits

Our NEOs do not have employment agreements but participate in the Lockheed Martin Corporation Executive Severance Plan. Benefits are payable under this plan in the event of a company-initiated termination of employment other than for cause. All of the NEOs are covered under the plan.

The benefit payable in a lump sum under the plan is two weeks of basic severance plus a supplemental payment of one times the NEO's base salary and the equivalent of one year's target annual incentive bonus. For the CEO, the multiplier is 2.99 instead of one.

NEOs participating in the plan also receive a lump sum payment to cover the cost of medical benefits for one year in addition to outplacement and relocation services. To receive the supplemental severance benefit, the NEO must execute a release of claims and an agreement containing post-employment, non-compete and non-solicitation covenants identical to those included in our NEOs' LTI award agreements.

With respect to LTI, upon certain terminations of employment, including death, disability, retirement, layoff, divestiture or a change in control, the NEOs may be eligible for continued vesting on the normal schedule, immediate payment of benefits previously earned or accelerated vesting of LTI in full or on a pro rata basis.

The type of event and the nature of the benefit determine which of these approaches will apply. The purpose of these provisions is to protect previously earned or granted benefits by making them available following the specified event. We view the vesting (or continued vesting) to be an important retention feature for senior-level employees. Because benefits paid at termination consist of previously granted or earned benefits, we do not consider termination benefits as a separate item in compensation decisions. Our LTI awards do not provide for tax assistance.

In the event of a change in control, our plans provide for the acceleration of the payment of the nonqualified portion of earned pension benefits and nonqualified deferred compensation. All LTI awards require a "double trigger" for vesting to accelerate (both a change in control and a qualifying termination of employment), unless the successor does not assume or continue the awards or provide substitute awards.

Tax Deductibility of Executive Compensation

Generally, Section 162(m) of the Internal Revenue Code disallows a publicly held corporation from deducting compensation in excess of $1 million per year that it pays to certain highly compensated employees. The Tax Cuts and Jobs Act, enacted in 2017, eliminated an exception to this deduction limit for compensation that qualified as performance-based compensation, subject to transition relief for certain existing agreements. We believe that the 2020 payouts of our 2017 LTI awards qualify for the transition relief under the Tax Cuts and Jobs Act. We do not expect any other outstanding LTI awards to qualify for this transition relief in the future.

Summary Compensation Table

The following table shows annual and long-term compensation awarded, earned or paid for services in all capacities to the NEOs for the fiscal year ended December 31, 2019 and, where applicable, the prior fiscal years. Numbers have been rounded to the nearest dollar.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)	Total Without Change In Pension Value* ($)
(a)	(b)	(c)	(e)	(g)	(h)	(i)	(j)	
Marillyn A. Hewson Chairman, President and Chief Executive Officer	2019	1,857,301	11,375,516	10,377,344	6,478,070	825,751	30,913,982	24,435,912
	2018	1,769,262	9,788,097	8,758,727	68	1,200,459	21,516,613	21,516,545
	2017	1,688,269	9,504,252	8,318,060	2,687,391	668,871	22,866,843	20,179,452
Kenneth R. Possenriede Executive Vice President and Chief Financial Officer	2019	883,932	3,579,885	2,380,880	1,678,553	738,980	9,262,230	7,583,677
Bruce L. Tanner Retired Executive Vice President and Chief Financial Officer	2019	709,412	3,579,885	2,799,281	3,324,986	95,079	10,508,643	7,183,657
	2018	1,024,808	3,600,260	3,272,383	6	128,335	8,025,792	8,025,786
	2017	995,962	3,360,121	3,044,547	2,293,379	115,791	9,809,800	7,516,421
Richard F. Ambrose Executive Vice President, Space	2019	900,673	3,122,369	2,845,950	1,513,734	200,781	8,583,507	7,069,773
	2018	857,500	2,880,137	2,303,783	138,976	113,105	6,293,501	6,154,525
Dale P. Bennett Retired Executive Vice President, Rotary and Mission Systems	2019	900,673	3,122,369	3,052,230	2,328,423	263,849	9,667,544	7,339,121
	2018	892,276	2,880,137	2,522,904	1	391,137	6,686,455	6,686,454
	2017	851,635	2,680,257	2,113,400	800,854	223,124	6,669,270	5,868,416
Michele A. Evans Executive Vice President, Aeronautics	2019	900,673	3,122,369	2,450,580	1,174,554	238,639	7,886,815	6,712,261
Frank A. St. John Executive Vice President, Rotary and Mission Systems	2019	900,673	3,122,369	2,503,697	1,410,068	583,012	8,519,819	7,109,751
	2018	848,462	2,880,137	2,081,940	0	255,109	6,065,648	6,065,648

Name and Principal Position (Column (a))

Information is provided for Mr. Possenriede and Ms. Evans for 2019 only and for Messrs. Ambrose and St. John for 2019 and 2018 only because they were not NEOs in prior years. Mr. Tanner transitioned to an advisory role effective February 11, 2019 and retired in August 2019. Mr. Possenriede was promoted to Executive Vice President and Chief Financial Officer, effective February 11, 2019, succeeding Mr. Tanner. Mr. Bennett transitioned to an advisory role effective August 26, 2019 and retired in January 2020. Mr. St. John transitioned from Executive Vice President, Missiles and Fire Control, to Executive Vice President, Rotary and Mission Systems, effective August 26, 2019, succeeding Mr. Bennett.

Salary (Column (c))

Salary is paid weekly in arrears. The amount of salary reported may vary from the approved annual rate of pay because the salary reported in the table is based on the actual number of weekly pay periods in a year. Amounts for 2019 include payment of cash in lieu of vacation for Ms. Hewson $68,474 and Mr. Possenriede $32,267.

Stock Awards (Column (e))

Represents the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718 (ASC 718) for RSUs granted in 2019, 2018 and 2017 and PSUs granted in 2019, 2018 and 2017, disregarding potential forfeitures based on service requirements.

	2019 Aggregate Grant Date Fair Value RSUs ($)	2019 Aggregate Grant Date Fair Value PSUs ($)
Ms. Hewson	4,276,976	7,098,540
Mr. Possenriede	1,345,814	2,234,071
Mr. Tanner	1,345,814	2,234,071
Mr. Ambrose	1,173,679	1,948,690
Mr. Bennett	1,173,679	1,948,690
Ms. Evans	1,173,679	1,948,690
Mr. St. John	1,173,679	1,948,690

The ASC 718 grant date fair value of one 2019 RSU ($303.59), 2018 RSU ($354.60) and 2017 RSU ($254.51), is the closing price of one share of our stock on the date of grant, discounted to take into account the deferred dividend equivalents that are accrued until vesting.

Values for the PSUs, which are subject to performance conditions, are based on the probable outcome on the grant date of three separate performance conditions (50% of the target shares are earned based upon Relative TSR, 25% of the target shares are earned based upon Performance Cash, and 25% of the target shares are earned based upon ROIC).

The grant date fair value of $301.03 for 2019, $420.75 for 2018 and $266.41 for 2017 for the Relative TSR portion of the PSU award was determined using a Monte Carlo simulation model. The value was determined using the historical stock price volatilities of the companies in our comparator group over the most recent 2.86 -year period for 2019, 2.86-year period for 2018 and 2.93-year period for 2017, assuming dividends for each company are reinvested on a continuous basis and a risk-free rate of interest of 2.48% for 2019, 2.38% for 2018 and 1.47% for 2017, and that deferred dividend equivalents accrued on shares earned will be paid in cash upon vesting. The grant date fair value of $303.59 for 2019, $354.60 for 2018 and $254.51 for 2017 for the Performance Cash and ROIC portions of the awards is based on the closing price of our stock on the date of grant, discounted to take into account the deferred dividend equivalents that are accrued until vesting. In addition to the level of performance achieved, the value of the PSUs earned will be determined by the price of our stock on the date any shares are issued at the end of the performance period, which may be more or less than the grant date fair value.

The maximum grant date fair values of the 2019 PSU awards, assuming a 200% maximum payout on all three metrics are as follows: Ms. Hewson: $14,197,080; Mr. Possenriede: $4,468,142; Mr. Tanner: $4,468,142; Mr. Ambrose: $3,897,381; Mr. Bennett: $3,897,381; Ms. Evans $3,897,381; and Mr. St. John: $3,897,381.

The maximum grant date fair values of the 2018 PSU awards, assuming a 200% maximum payout on all three metrics are as follows: Ms. Hewson: $12,235,264; Mr. Tanner: $4,500,594; Mr. Ambrose: $3,600,760; Mr. Bennett: $3,600,760; and Mr. St. John: $3,600,760.

The maximum grant date fair values of the 2017 PSU awards, assuming a 200% maximum payout on all three metrics are as follows: Ms. Hewson: $11,880,697; Mr. Tanner: $4,200,593; and Mr. Bennett: $3,350,904.

Non-Equity Incentive Plan Compensation (Column (g))

Includes the amount paid for annual incentive bonuses paid under the Lockheed Martin Management Incentive Compensation Plan (MICP). The Compensation Committee will continue to use discretion to assess performance against objectives established at the beginning of the year. We also report amounts earned under our LTIP cash awards in the three-year period ending on December 31 of the year reported in Column (g) of the table.

The table below shows the respective 2019 annual incentive bonus and amount earned under the 2017-2019 cash LTIP and reported for each NEO:

	2019 Annual Incentive Payout ($)	2017-2019 LTIP Payout ($)
Ms. Hewson	6,293,000	4,084,344
Mr. Possenriede	1,830,800	550,080
Mr. Tanner*	1,516,200	1,283,081
Mr. Ambrose	1,900,500	945,450
Mr. Bennett	1,900,500	1,151,730
Ms. Evans	1,900,500	550,080
Mr. St. John	1,900,500	603,197

* Mr. Tanner's payouts are prorated based on time served during the performance periods.

Change in Pension Value and Nonqualified Deferred Compensation Earnings (Column (h))

Reports the change in the present value of the pension benefit for the NEO for the year reported (for example, from December 31, 2018 to December 31, 2019) and is not the amount that will be paid to the NEO. The table excludes the negative aggregate change in the present value in 2018 of the NEO's accumulated benefits as follows: Ms. Hewson (-$2,988,049); Mr. Tanner (-$119,223); Mr. Bennett (-$901,125); and Mr. St. John (-$228,172). This column also reports above-market earnings on compensation that was deferred before 2009 by the NEOs under the Interest Investment Option of our Deferred Management Incentive Compensation Plan as follows: Ms. Hewson $5,259; Mr. Tanner $449; Mr. Ambrose $1,693; Mr. Bennett $54; and Ms. Evans $99. In 2018, this column also reported above-market earnings on compensation that was deferred before 2009 by the NEOs under the Interest Investment Option as follows: Ms. Hewson $68; Mr. Tanner $6; Mr. Ambrose $22; and Mr. Bennett $1. No above-market earnings were reported in 2017. Above-market earnings represent the difference between the interest rate used to calculate earnings under the Interest Investment Option and 120% of the applicable federal long-term rate prescribed by the Internal Revenue Code. The Interest Investment Option was closed to new deferrals and transfers from other investment options effective July 1, 2009. See the 2019 Nonqualified Deferred Compensation table for additional information.

The disclosure of the change in present value of the pension benefit is based on the Corporation's final average compensation formula in its defined benefit plan which multiplies (x) a percentage (1.25% of compensation below the social security wage base and 1.5% above that level) times (y) years of service times (z) the average of the employee's highest three years of compensation in the last ten years ending with 2015. This is the same formula used for all participants accruing a pension benefit in 2019 and none of the NEOs (including Ms. Hewson) has been credited with any extra years of service or provided a benefit from a special or enhanced formula. Under a three-year final average compensation formula, increasing service (prior to January 1, 2020), age and compensation (prior to January 1, 2016) will result in an increase in the accrued benefit. With pay no longer a factor, any increase in a NEO's accrued pension benefit is based on service alone, and, effective January 1, 2020, following the completion of the freeze of our qualified and nonqualified defined benefit pension plans for salaried employees, the accrued benefit was frozen.

The Summary Compensation Table uses the same discount rate and longevity assumptions that we use to report pension liabilities for all pension plan participants in our financial statements. These assumptions are updated annually for the year-end measurements of our pension plans. The amounts reported for 2019, 2018 and 2017 used a discount rate of 3.250%, 4.250% and 3.625%, respectively. In October 2019, the Society of Actuaries published revised longevity assumptions that refined its prior studies. We used the revised assumptions in our December 31, 2019 re-measurement of benefit obligation, reflecting a longevity basis specific to the demographics of the underlying population (e.g., the nature of the work), versus the prior basis which was blended for all types of work.

The Change in Pension Value for Ms. Hewson and the other NEOs reported in Column (h) for 2019 was primarily related to a change in the discount rate and life expectancy (longevity) assumptions as reflected in the table below.

	2019 Change Due to Change in Discount Rate (3.250% v. 4.250%) ($)	2019 Change Due to Change in Life Expectancy Assumptions ($)	2019 Change Due to One Additional Year of Service and One Less Year Assumed Until Commencement of Benefits ($)	Total 2019 Change in Pension Value Included in Column (h) ($)
Ms. Hewson	5,219,060	1,021,857	231,894	6,472,811
Mr. Possenriede	890,114	294,837	493,602	1,678,553
Mr. Tanner	2,386,573	840,923	97,041	3,324,537
Mr. Ambrose	932,458	328,558	251,025	1,512,041
Mr. Bennett	1,615,232	634,868	78,269	2,328,369
Ms. Evans	815,603	71,260	287,592	1,174,455
Mr. St. John	925,269	173,008	311,791	1,410,068

All Other Compensation (Column (i))

Perquisites and other personal benefits provided to the NEOs in 2019 included: security; relocation benefits (when applicable); annual executive physicals; business association expenses; home office support; use of corporate aircraft for personal travel and other related expenses; travel and other expenses for a family member accompanying the NEO while on business travel; retirement gifts; and promotional items. Not all of the listed perquisites or personal benefits were provided to each NEO. In addition, the Corporation made available event tickets and a company-provided car and driver for personal commuting to some of the NEOs, but required the NEOs to reimburse the Corporation for the incremental cost to the Corporation in 2019 of such items. The cost of any category of the listed perquisites and personal benefits did not exceed the greater of $25,000 or 10% of total perquisites and personal benefits for any NEO, except for: (i) security for Ms. Hewson $272,240; (ii) personal use of the corporate aircraft for Ms. Hewson $296,313; Mr. Possenriede $98,606; Mr. Ambrose $110,253; Mr. Bennett $155,948; Ms. Evans $148,793 and Mr. St. John $98,678; and (iii) relocation expenses for Mr. Possenriede $392,840 and Mr. St. John $300,330. The incremental cost for use of corporate aircraft for personal travel and as part of relocation benefits was calculated based on the total personal travel flight hours multiplied by the estimated hourly aircraft operating costs for 2019 (including fuel, maintenance, staff travel expenses, catering and other variable costs, but excluding fixed capital costs for the aircraft, hangar facilities, and staff salaries).

The incremental cost for personal security is calculated based on billings for services and equipment from third parties and for overtime and related expenses where the services are provided by the Corporation's personnel. Given the nature of our business, additional security may be provided for travel in high-risk areas or to address particular situations. We believe that providing personal security in response to concerns arising out of employment by the Corporation is business-related.

In addition to perquisites, column (i) also contains items of compensation listed in the following table. All items are paid under broad-based programs for U.S. salaried employees except for the tax assistance and the Lockheed Martin Corporation Supplemental Savings Plan (NQSSP) and the Lockheed Martin Corporation Nonqualified Capital Accumulation Plan (NCAP) (together, the Nonqualified Defined Contribution Plans) match or Corporation contributions. Items include matching contributions made to eligible universities, colleges and other non-profit organizations under the Corporation's matching gift programs generally available to all employees. Listed amounts may include contributions made in 2020 to match 2019 executive contributions.

Other Items of Compensation Included in "All Other Compensation" Column (i)

Name	Tax Assistance for Business-Related Items ($)	Corporation Contributions to Qualified Defined Contribution Plans ($)	Corporation Contributions to Nonqualified Defined Contribution Plans ($)	Group Life Insurance ($)	Matching Gift Programs ($)
Ms. Hewson	99,460	9,400	97,930	25,832	11,500
Mr. Possenriede	182,037	9,219	41,881	2,369	9,750
Mr. Tanner	14,996	9,219	32,377	5,224	11,000
Mr. Ambrose	26,788	13,200	40,840	0	0
Mr. Bennett	29,351	9,219	44,821	6,574	11,000
Ms. Evans	10,331	9,219	44,821	9,411	1,000
Mr. St. John	109,184	9,219	44,821	0	1,000

In 2019, the Corporation provided tax assistance on business-related items associated with taxable business association expenses, security expenses, relocation related expenses (when applicable), non-resident state income taxes on business travel and travel expenses for a family member accompanying the NEO while on business travel. For Ms. Hewson, the total tax assistance amount reported for 2019 included a $55,560 payment attributable to her security expenses and a $36,114 payment attributable to non-resident state income taxes, including payment associated with long-term incentive awards, which was incurred as a result of her business travels to a state other than her state of residence. For Mr. Possenriede and Mr. St. John, the total tax assistance amount reported for 2019 included $178,865 and $86,935, respectively, associated with their relocation expenses incurred during 2019 and pursuant to our relocation policy. Tax assistance was provided for these items because the associated tax liability imposed on the executive would not have been incurred unless business reasons required the items to be provided or the executive to travel to the non-resident state or to be re-located.

Mr. St. John and Mr. Ambrose elected to opt out of the Corporation's employee term life insurance and received a credit of $1,901 and $4,234, respectively, which is included in All Other Compensation.

*Total Without Change In Pension Value

The separate column labeled "Total Without Change in Pension Value" shows total compensation as required to be disclosed by the SEC in column (j) less the amount shown in Change in Pension Value and Nonqualified Deferred Compensation Earnings in column (h). We provided this column because the amount reported in column (h) for Change in Pension Value is not current compensation and represents the change in present value of an estimated stream of payments to be made following retirement. The methodology used to report the Change in Pension Value under applicable accounting rules is sensitive to assumptions about life expectancy and changes in the discount rate determined at each year end, which are functions of economic factors and actuarial calculations that are outside of the control of the Compensation Committee. The amounts shown in the separate column are not a substitute for the amounts reported in the Total column.

2019 Grants of Plan-Based Awards

Name	Grant Date	Award Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	Grant Date Fair Value of Stock Awards
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($)
(a)	(b)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(l)
Marillyn A. Hewson	—	MICP	220,255	3,146,500	6,293,000	—	—	—	0	0
	2/21/2019	RSU	—	—	—	—	—	—	14,088	4,276,976
	—	LTIP	178,750	2,860,000	5,720,000	—	—	—	0	0
	2/21/2019	PSU	—	—	—	1,468	23,481	46,962	0	7,098,540
Kenneth R. Possenriede	—	MICP	64,079	915,408	1,830,816	—	—	—	0	0
	2/21/2019	RSU	—	—	—	—	—	—	4,433	1,345,814
	—	LTIP	56,250	900,000	1,800,000	—	—	—	0	0
	2/21/2019	PSU	—	—	—	462	7,390	14,780	0	2,234,071
Bruce L. Tanner	—	MICP	82,915	1,184,500	2,369,000	—	—	—	0	0
	2/21/2019	RSU	—	—	—	—	—	—	4,433	1,345,814
	—	LTIP	56,250	900,000	1,800,000	—	—	—	0	0
	2/21/2019	PSU	—	—	—	462	7,390	14,780	0	2,234,071
Richard F. Ambrose	—	MICP	66,518	950,250	1,900,500	—	—	—	0	0
	2/21/2019	RSU	—	—	—	—	—	—	3,866	1,173,679
	—	LTIP	49,063	785,000	1,570,000	—	—	—	0	0
	2/21/2019	PSU	—	—	—	403	6,446	12,892	0	1,948,690
Dale P. Bennett	—	MICP	66,518	950,250	1,900,500	—	—	—	0	0
	2/21/2019	RSU	—	—	—	—	—	—	3,866	1,173,679
	—	LTIP	49,063	785,000	1,570,000	—	—	—	0	0
	2/21/2019	PSU	—	—	—	403	6,446	12,892	0	1,948,690
Michele A. Evans	—	MICP	66,518	950,250	1,900,500	—	—	—	0	0
	2/21/2019	RSU	—	—	—	—	—	—	3,866	1,173,679
	—	LTIP	49,063	785,000	1,570,000	—	—	—	0	0
	2/21/2019	PSU	—	—	—	403	6,446	12,892	0	1,948,690
Frank A. St. John	—	MICP	66,518	950,250	1,900,500	—	—	—	0	0
	2/21/2019	RSU	—	—	—	—	—	—	3,866	1,173,679
	—	LTIP	49,063	785,000	1,570,000	—	—	—	0	0
	2/21/2019	PSU	—	—	—	403	6,446	12,892	0	1,948,690

Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Columns (c), (d) and (e))

Includes annual incentive grants (MICP) for 2019 and LTIP grants for the 2019-2021 period ending December 31, 2021.

The MICP measures performance over a one-year period and is described under "2019 Annual Incentive" on page 44. The threshold, or minimum amount payable (assuming an award is earned), is 7% of target while the maximum is 200% of target.

The LTIP award measures performance against three separate metrics described under "2019 Long-Term Incentive Compensation" on page 47. The threshold is the minimum amount payable for a specified level of performance stated in the LTIP award agreement. For the 2019-2021 award, the threshold amount payable is 6.25% of the target award. The maximum award payable under the LTIP award is 200% of target value. Awards are subject to forfeiture upon termination of employment prior to the end of the performance cycle, except in the event of retirement, death, disability, divestiture or layoff. If death, disability, or divestiture occurs prior to the end of the performance period, LTIP awards are prorated. If the employee retires or is laid off after August 21, 2019, but prior to the end of the performance period, the LTIP awards are prorated. Following a change in control, the 2019-2021 LTIP awards vest at the target amount upon involuntary termination without cause or voluntary termination with good reason or if the successor does not assume the LTIP awards.

Estimated Future Payouts Under Equity Incentive Plan Awards (Columns (f), (g) and (h))

The table includes PSU awards for the 2019-2021 period ending December 31, 2021. At the end of the three-year vesting period, which ends on the third anniversary of the date of grant, the amount earned is payable in shares of stock and cash representing deferred dividend equivalents accrued on the earned shares during the three-year performance period. Awards are subject to forfeiture upon termination of employment prior to the end of the vesting period, except in the event of termination following retirement, or layoff occurring after August 21, 2019, death, disability or divestiture. In any of these events, PSU awards are paid out at the end of the vesting period on a prorated basis. Following a change in control, the PSUs vest at the target amount upon involuntary termination without cause or voluntary termination with good reason or if the successor does not assume the PSUs.

Shares are earned under the PSU awards based upon performance against three separate metrics described under "PSU Awards" on page 47. If performance falls below the threshold level of performance, no shares would be earned. Assuming any payment is earned, the minimum amount payable under the PSU award is 6.25% of the target shares, the lowest level payable under any of these metrics. The maximum number of shares payable under the PSU is 200% of the number of target shares.

All Other Stock Awards: Number of Shares of Stock (Column (i))

Shows the number of RSUs granted on February 21, 2019. The RSUs vest on the third anniversary of the date of grant or upon death or disability. The 2019 RSUs are prorated upon divestiture if not assumed by the successor. Following a change in control, the RSUs vest upon involuntary termination without cause or voluntary termination for good reason or if the successor does not assume the RSUs. If the employee retires or is laid off after August 21, 2019, but prior to the third anniversary of the date of grant, the RSUs become nonforfeitable and are paid at the end of the vesting period. During the vesting period, deferred dividend equivalents are accrued and subject to the same vesting schedule as the underlying RSUs. At the end of the vesting period, the RSUs are paid in shares of stock and the accrued dividend equivalents are paid in cash. If any tax withholding is required on the 2019 RSUs and accrued dividend equivalents during the vesting period (for example, on account of retirement eligibility), the RSUs provide for accelerated vesting of the number of shares and accrued dividend equivalents required to satisfy the tax withholding. The award is then reduced by the number of shares and accrued dividend equivalents subject to acceleration of vesting for tax withholding.

Grant Date Fair Value of Stock Awards (Column (l))

Represents the aggregate grant date fair value computed in accordance with FASB ASC 718 for RSUs and PSUs granted in 2019, disregarding potential forfeitures based on service requirements.

The grant date fair value of the 2019 RSU grant is $303.59 per RSU, which is based on the closing price of one share of our stock on the date of grant, discounted to take into account the deferred dividend equivalents accrued until vesting.

The grant date fair value for the PSUs, which are subject to performance conditions, is based on the probable outcome of each of the three performance conditions. The grant date fair value of $301.03 for the Relative TSR portion of the award is determined using a Monte Carlo simulation model. The grant date fair value of $303.59 for the Performance Cash and ROIC portions of the awards is based on the closing price of one share of our stock on the date of grant, discounted to take into account the deferred dividend equivalents accrued until vesting.

As described in the Compensation Discussion and Analysis on page 37, in determining 2019 awards of RSUs and PSUs, the closing stock price of Lockheed Martin common stock on the NYSE on the date of grant of $304.51 was used, which results in a difference between the amounts described in the Compensation Discussion and Analysis and the Grant Date Fair Value of the Stock Awards reported in column (l).

Outstanding Equity Awards at 2019 Fiscal Year-End

	Option Awards			Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[1] (#)	Market Value of Shares or Units of Stock That Have Not Vested[2] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[4] ($)
(a)	(b)	(e)	(f)	(g)	(h)	(i)	(j)
Marillyn A. Hewson	82,935	82.01	1/28/2022	13,509 [5]	5,260,134	32,686 [6]	12,727,275
	—	—	—	9,926 [7]	3,864,986	30,578 [8]	11,906,462
	—	—	—	13,396 [9]	5,216,134	—	—
	—	—	—	39,280 [10]	15,294,846	—	—
Kenneth R. Possenriede	—	—	—	4,241 [5]	1,651,361	10,287 [6]	4,005,552
	—	—	—	1,017 [7]	395,999	377 [8]	146,796
	—	—	—	1,509 [9]	587,574	—	—
	—	—	—	531 [10]	206,761	—	—
Bruce L. Tanner	97,213	82.01	1/28/2022	4,267 [5]	1,661,484	1,727 [6]	672,459
	24,531	79.60	1/29/2021	3,642 [7]	1,418,122	5,702 [8]	2,220,245
	—	—	—	4,735 [9]	1,843,714	—	—
	—	—	—	12,013 [10]	4,677,622	—	—
Richard F. Ambrose	—	—	—	3,710 [5]	1,444,600	8,973 [6]	3,493,907
	—	—	—	2,922 [7]	1,137,768	8,999 [8]	3,504,031
	—	—	—	3,110 [9]	1,210,972	—	—
	—	—	—	9,095 [10]	3,541,411	—	—
Dale P. Bennett	—	—	—	3,749 [5]	1,459,786	2,569 [6]	1,000,317
	—	—	—	2,931 [7]	1,141,273	5,562 [8]	2,165,732
	—	—	—	3,710 [9]	1,444,600	—	—
	—	—	—	10,816 [10]	4,211,534	—	—
Michele A. Evans	8,360	82.01	1/28/2022	3,866 [5]	1,505,343	8,973 [6]	3,493,907
	—	—	—	1,339 [7]	521,380	477 [8]	185,734
	—	—	—	1,571 [9]	611,716	—	—
	—	—	—	531 [10]	206,761	—	—
Frank A. St. John	—	—	—	3,866 [5]	1,505,343	8,973 [6]	3,493,907
	—	—	—	3,045 [7]	1,185,662	8,999 [8]	3,504,031
	—	—	—	1,723 [9]	670,902	—	—
	—	—	—	581 [10]	226,230	—	—

[1] Includes RSUs granted on February 21, 2019. This column also includes PSUs granted on January 26, 2017 for the 2017-2019 performance period. The vesting period for the PSUs ended on January 26, 2020 and the performance period ended on December 31, 2019. The number of shares shown in column (g) for the 2017-2019 PSUs is the number of shares earned under the PSU metrics and paid upon vesting. NEOs also receive a cash payment for deferred dividend equivalents accrued through vesting.

[2] The market value shown in column (h) is calculated by multiplying the number of shares shown in column (g) by the December 31, 2019 per share closing price of our stock ($389.38). NEOs also receive a cash payment for deferred dividend equivalents accrued through vesting.

[3] Represents PSUs granted on February 21, 2019 for the 2019-2021 performance period and on February 22, 2018 for the 2018-2020 performance period; the PSUs are earned and paid out in shares of our stock at the end of the three-year vesting period based upon performance on three separate metrics (Relative TSR, Performance Cash, and ROIC). The number of shares of stock shown in column (i) is based upon the threshold level of performance for each of the three metrics or, if performance to date on the metric has exceeded the threshold level (as is the case for performance through December 31, 2019), the estimated level of performance as of December 31, 2019. For years prior to 2019, performance under each metric is determined separately, with the three results added together to obtain the number of shares shown in column (i). NEOs also receive a cash payment for deferred dividend equivalents accrued through vesting.

(4) The market value shown in column (j) is calculated by multiplying the number of PSUs reported in column (i) by the December 31, 2019 per share closing price of our stock ($389.38).

(5) Represents RSUs granted on February 21, 2019, which vest February 21, 2022, except that vesting may occur earlier as described in the "2019 Grants of Plan-Based Awards" table.

(6) Represents PSUs granted on February 21, 2019 and which are earned over a three-year period but provide for pro rata payments for certain terminations as described in the "2019 Grants of Plan-Based Awards" table.

(7) Represents RSUs granted on February 22, 2018, which vest on February 22, 2021, except that vesting may occur earlier as described in the "2019 Grants of Plan-Based Awards" table.

(8) Represents PSUs granted on February 22, 2018 and which are earned over a three-year period but provide for pro rata payments for certain terminations as described in the "2019 Grants of Plan-Based Awards" table.

(9) Represents RSUs granted on January 26, 2017, which vested on January 26, 2020.

(10) Represents PSUs granted on January 26, 2017, which vested on January 26, 2020. For Mr. Tanner and Mr. Bennett, the PSUs vested in a prorated amount following their retirement.

Option Exercises and Stock Vested During 2019

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting[2] ($)
(a)	(b)	(c)	(d)	(e)
Marillyn A. Hewson	59,434	13,491,221	54,337	15,699,307
Kenneth R. Possenriede	—	—	2,383	705,000
Bruce L. Tanner	—	—	18,877	5,450,554
Richard F. Ambrose	—	—	11,888	3,437,641
Dale P. Bennett	—	—	15,622	4,508,687
Michele A. Evans	6,521	1,459,989	1,940	558,468
Frank A. St. John	—	—	2,617	753,356

(1) Vesting on January 28, 2019 of RSUs and PSUs granted on January 28, 2016 following the three-year vesting period (for all NEOs); and accelerated vesting on December 6, 2019 of a portion of RSUs granted on February 21, 2019 equal to the value of the tax withholding obligation due upon retirement-eligibility of the NEO (Ms. Hewson, Mr. Possenriede, Mr. Tanner, Mr. Ambrose, and Mr. Bennett). Represents aggregate number of shares vested prior to disposition of shares to the Corporation to satisfy tax withholding obligation.

(2) Value realized was calculated based on the number of shares acquired on vesting multiplied by the per share closing price of our common stock on the date of vesting (January 28, 2019, $287.87 and December 6, 2019, $386.86).

2019 Pension Benefits

During 2019, the NEOs participated in the Lockheed Martin Corporation Salaried Employee Retirement Program (LMRP), which is a combination of several prior plans (collectively, the "Prior Plan") for some salaried employees with protected benefits.

The calculation of retirement benefits under the LMRP is determined by a formula that takes into account the participant's years of credited service through December 31, 2019 and average compensation for the highest three years of the last ten years of employment ending with 2015. Average compensation includes the NEO's base salary and annual incentive bonuses. Normal retirement age is 65; however, benefits are payable as early as age 55 at a reduced amount or without reduction at age 60. Benefits are payable as a monthly annuity for the lifetime of the employee, as a joint and survivor annuity, as a life annuity with a five- or ten-year guarantee, or as a level income annuity.

The calculation of retirement benefits under the Prior Plan is based on a number of formulas, some of which take into account the participant's years of credited service and pay over the career of the NEO. Certain other formulas in the Prior Plan are based upon the final average compensation and credited service of the employee. Pay under certain formulas in the Prior Plan currently includes salary, commissions, overtime, shift differential, lump sum pay in lieu of a salary increase, annual incentive bonuses awarded that year, and pre-tax employee contributions. A portion of the pension benefits for Mr. Tanner was earned under the Prior Plan.

All of the NEOs were vested and (with the exception of Mr. St. John and Ms. Evans) are eligible for early retirement as of December 31, 2019 under the LMRP.

During 2019, the NEOs also participated in the Lockheed Martin Corporation Consolidated Supplemental Retirement Benefit Plan (Supplemental Pension), which is a restorative plan that provides benefits in excess of the benefit payable under IRS rules through the LMRP, our tax-qualified plan (see the footnote to column (d) to the "2019 Pension Benefits" table below).

In July 2014, the Corporation announced that the LMRP would be frozen in two steps. Increases in compensation are no longer taken into account effective January 1, 2016. Increases in service are no longer taken into account effective January 1, 2020. This change in plan structure also carried over to the Supplemental Pension benefit accruals available to the NEOs. Retirement benefits earned thereafter will be paid through defined contribution plans. As part of the transition to paying retirement benefits from defined contribution plans, beginning in 2016 eligible salaried employees (including the NEOs) receive a Corporation contribution of 2% of their base salary to the Lockheed Martin Corporation Salaried Savings Plan. The NEOs continue to receive the 2% Corporation contribution in the NCAP after reaching the Internal Revenue Code limitation for this contribution in the qualified plan. This contribution increased to 6% beginning in 2020. Employees (none of which are NEOs) hired on or after January 1, 2006 do not participate in the LMRP and began receiving the 6% contribution in 2016.

2019 Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
Marillyn A. Hewson	Lockheed Martin Corporation Salaried Employee Retirement Program	37.1	2,143,916	0
	Lockheed Martin Corporation Consolidated Supplemental Retirement Benefit Plan	—	52,153,228	0
Kenneth R. Possenriede	Lockheed Martin Corporation Salaried Employee Retirement Program	33.4	2,091,093	0
	Lockheed Martin Corporation Consolidated Supplemental Retirement Benefit Plan	—	6,194,765	0
Bruce L. Tanner	Lockheed Martin Corporation Salaried Employee Retirement Program	36.9	2,221,802	37,887
	Lockheed Martin Corporation Consolidated Supplemental Retirement Benefit Plan	—	20,529,795	0
Richard F. Ambrose	Lockheed Martin Corporation Salaried Employee Retirement Program	19.5	1,200,834	0
	Lockheed Martin Corporation Consolidated Supplemental Retirement Benefit Plan	—	7,688,447	0
Dale P. Bennett	Lockheed Martin Corporation Salaried Employee Retirement Program	38.6	2,277,741	0
	Lockheed Martin Corporation Consolidated Supplemental Retirement Benefit Plan	—	13,915,721	0
Michele A. Evans	Lockheed Martin Corporation Salaried Employee Retirement Program	33.3	1,793,171	0
	Lockheed Martin Corporation Consolidated Supplemental Retirement Benefit Plan	—	3,225,812	0
Frank A. St. John	Lockheed Martin Corporation Salaried Employee Retirement Program	32.6	1,644,507	0
	Lockheed Martin Corporation Consolidated Supplemental Retirement Benefit Plan	—	3,894,765	0

Plan Name (Column (b))

The Supplemental Pension uses the same formula for benefits as the tax-qualified plan uses for calculating the NEO's benefit. Although all service recognized under the tax-qualified plan is recognized under the Supplemental Pension, a benefit would be earned under the Supplemental Pension only in years when the NEO's total accrued benefit would exceed the benefit accrued under the tax-qualified plan. The Supplemental Pension benefits are payable in the same forms as benefits are paid under the LMRP, except lump sum payments are available under the Supplemental Pension.

Present Value of Accumulated Benefit (Column (d))

The amounts in column (d) were computed using the same assumptions we used to account for pension liabilities in our financial statements and as described in Note 11 to our financial statements contained in our 2019 Annual Report, except that the amounts were calculated based on benefits commencing at age 60 (or current age if greater). We used these ages rather than the plan's normal retirement age of 65 because an employee may commence receiving pension benefits at age 60 without any reduction for early commencement. A portion of Mr. Tanner's benefit was earned under the Prior Plan that applies a reduction for early commencement at age 60. The amounts shown for Mr. Tanner reflect the reduction for early commencement of the benefit. Amounts paid under our plans use assumptions contained in the plans and may be different than those used for financial statement reporting purposes. Only the benefit payable under the Supplemental Pension is payable in the form of a lump sum. If a NEO elected a lump sum payment, the amount of the lump sum would be based on plan assumptions and not the assumptions used for financial statement reporting purposes. As a result, the actual lump sum payment would be an amount different than what is reported in this table. The age of the NEO at retirement would also impact the size of the lump sum payment. The amount using plan assumptions is shown in the "Potential Payments Upon Termination or Change in Control" table.

2019 Nonqualified Deferred Compensation

Participants in our tax-qualified defined contribution plan may defer up to 40% of base salary on a pre-tax, Roth or after-tax basis. In addition, we make a matching contribution equal to 50% of up to the first 8% of base salary contributed by the participant. Employee and Corporation matching contributions in excess of the Internal Revenue Code limitations may be contributed to the NQSSP on a pre-tax basis at the election of the NEO. We also make Corporation contributions in excess of the Internal Revenue Code limitations to the NCAP equal to 2 percent of the NEO's base salary (increased to 6 percent beginning in 2020). Employee contributions, matching and Corporation contributions to the plans are nonforfeitable at all times. NQSSP and NCAP contributions are credited with earnings or losses, as appropriate, based on the investment options in which the account has been invested, as elected by the participant. Each of the NQSSP and NCAP investment options is available under our tax-qualified defined contribution plan for salaried employees. The NQSSP and NCAP provide for payment following termination of employment in a lump sum or up to 25 annual installments at the participant's election. All amounts accumulated and unpaid under the NQSSP and NCAP must be paid in a lump sum within 15 calendar days following a change in control.

The Deferred Management Incentive Compensation Plan (DMICP) provides the opportunity to defer, until termination of employment or beyond, the receipt of all or a portion of annual incentive bonuses and LTIP awards. NEOs may elect any of the investment funds available in the NQSSP (with the exception of the Company Stock Fund) and two investment alternatives available only under the DMICP for crediting earnings (losses). Under the DMICP Stock Investment Option, earnings (losses) on deferred amounts will accrue at a rate that tracks the performance of our common stock, including reinvestment of dividends. Under the DMICP Interest Investment Option, earnings accrue at a rate equivalent to the then published rate for computing the present value of future benefits under Cost Accounting Standards 415, Deferred Compensation (CAS 415 rate). The Interest Investment Option was closed to new deferrals and transfers from other investment options effective July 1, 2009, however, as was the case in 2018 and 2019, minimal above-market amounts may be reported for the pre-July 1, 2009, deferrals. Amounts credited to the Stock Investment Option may not be reallocated to other options. In addition, Stock Investment Option deferrals will be paid in shares of our common stock upon distribution. The DMICP provides for payment in January or July following termination of employment in a lump sum or up to 25 annual installments at the NEO's election. All amounts accumulated under the DMICP must be paid in a lump sum within 15 days following a change in control.

This table reports compensation earned by the NEOs and deferred under NQSSP, NCAP and DMICP. The NQSSP is a nonqualified defined contribution plan with a match on a portion of the salary deferral. The NCAP is a nonqualified defined contribution excess plan with Corporation contributions. The DMICP is a nonqualified deferred compensation plan through which participants may defer two types of compensation:

- Annual incentive bonus (DMICP (Bonus)).

- Amounts payable under our LTIP program (DMICP (LTIP)).

2019 Nonqualified Deferred Compensation Table

Name		Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions in Last FY ($)	Aggregate Balance at Last FYE ($)
(a)		(b)	(c)	(d)	(e)	(f)
Marillyn A. Hewson	NQSSP	338,765	67,753	1,578,330	—	7,157,970
	NCAP	—	30,177	15,525	—	132,305
	DMICP (Bonus)	—	—	5,662,662	—	30,407,396
	DMICP (LTIP)	—	—	3,494,573	—	17,845,996
	TOTAL	**338,765**	**97,930**	**10,751,090**	**—**	**55,543,667**
Kenneth R. Possenriede	NQSSP	167,462	30,447	480,492	—	2,102,876
	NCAP	—	11,433	3,874	—	28,138
	DMICP (Bonus)	237,116	—	679,520	—	3,399,014
	DMICP (LTIP)	152,268	—	297,122	—	1,727,500
	TOTAL	**556,846**	**41,880**	**1,461,008**	**—**	**7,257,528**
Bruce L. Tanner	NQSSP	156,726	24,112	1,592,488	(58,515)	7,221,283
	NCAP	—	8,265	8,499	—	60,909
	DMICP (Bonus)	1,128,217	—	1,311,530	—	6,154,515
	DMICP (LTIP)	522,643	—	451,831	—	3,112,057
	TOTAL	**1,807,586**	**32,377**	**3,364,348**	**(58,515)**	**16,548,764**
Richard F. Ambrose	NQSSP	142,135	28,427	662,925	—	2,535,965
	NCAP	—	12,414	6,166	—	49,413
	DMICP (Bonus)	—	—	1,186,170	—	3,648,990
	DMICP (LTIP)	—	—	623,444	—	3,064,307
	TOTAL	**142,135**	**40,841**	**2,478,705**	**—**	**9,298,675**
Dale P. Bennett	NQSSP	202,549	32,408	641,040	—	3,354,852
	NCAP	—	12,414	6,249	—	53,985
	DMICP (Bonus)	—	—	2,177,214	—	8,800,606
	DMICP (LTIP)	—	—	753,407	—	3,244,851
	TOTAL	**202,549**	**44,822**	**3,577,910**	**—**	**15,454,294**
Michele A. Evans	NQSSP	194,447	32,408	275,611	—	1,381,009
	NCAP	—	12,414	3,196	—	28,257
	DMICP (Bonus)	1,077,067	—	1,015,713	—	4,585,811
	DMICP (LTIP)	233,936	—	54,178	—	288,114
	TOTAL	**1,505,450**	**44,822**	**1,348,698**	**—**	**6,283,191**
Frank A. St. John	NQSSP	170,141	32,408	113,579	—	855,678
	NCAP	—	12,414	4,224	—	35,706
	DMICP (Bonus)	—	—	330,613	—	2,107,883
	DMICP (LTIP)	448,798	—	368,690	—	2,482,046
	TOTAL	**618,939**	**44,822**	**817,106**	**—**	**5,481,313**

Executive Contributions in Last Fiscal Year (Column (b))

Includes salary deferrals to NQSSP in 2019, annual incentive bonus paid in 2019 for 2018 performance deferred to DMICP, and LTIP paid in 2019 for the 2016-2018 performance period deferred to the DMICP.

Registrant Contributions in Last Fiscal Year (Column (c))

Includes Corporation matching contributions to NQSSP made in 2019 and Corporation contributions made to NCAP in 2019. The NQSSP match and NCAP Corporation contributions are also included in column (i) of the "Summary Compensation Table."

Aggregate Balance at Last Fiscal Year End (Column (f))

The following table lists the amounts reported as executive or registrant contributions in columns (b) and (c) of the "2019 Nonqualified Deferred Compensation" table that are also reported as compensation in the "Summary Compensation Table" for 2019. These contributions consist of NEO and Corporation matching contributions made to the NQSSP and Corporation contributions made to the NCAP for service in 2019. Contributions with respect to 2019 performance deferred in 2020 (annual incentive bonus and LTIP) are not included as these amounts are not credited until 2020, and are not included in column (f). The following table also lists the amounts reported in column (f) as part of the Aggregate Balance at Last FYE (2019) that is reported as compensation for prior years in the "Summary Compensation Table" for years beginning with 2006. Column (f) includes earnings in excess of 120% of the applicable federal rate (above-market earnings) on deferrals made prior to July 1, 2009 reported for 2019 in column (h) of the Summary Compensation Table as follows: Ms. Hewson $5,259; Mr. Tanner $449; Mr. Ambrose $1,693; Mr. Bennett $54; and Ms. Evans $99.

| | | Of Amount Reported in Column (f) | |
Name	Aggregate Balance at December 31, 2019 in Column (f) ($)	NEO and Corporation Contributions to NQSSP and Corporation Contributions to NCAP Reported in "Summary Compensation Table" for 2019 ($)	Amount Reported in "Summary Compensation Table" for Prior Years (Beginning with 2006) ($)
Ms. Hewson	55,543,667	436,695	22,573,484
Mr. Possenriede	7,257,528	209,343	0
Mr. Tanner	16,548,764	189,103	9,663,523
Mr. Ambrose	9,298,675	182,975	173,050
Mr. Bennett	15,454,294	247,370	4,278,796
Ms. Evans	6,283,191	239,268	0
Mr. St. John	5,481,313	214,963	650,359

Potential Payments Upon Termination or Change in Control

The table below summarizes the benefits that become payable to a NEO at, following, or in connection with retirement, change in control, death, disability, layoff, divestiture, termination or resignation under the terms of our benefit plans.

	Retirement	Change in Control	Death/Disability/Layoff	Divestiture[1]	Termination/Resignation
Annual Incentive Bonus[2]	Payment may be prorated based on year-end performance results for retirement during the year with six months of participation in the year.	No provision.	Payment may be prorated at target for death, disability or layoff during the year with three months (six months in the case of layoff) of participation in the year. No payment if layoff occurs at any time during the year, including on the last day of the year, and payment is made under the Executive Severance Plan.	No provision.	No payment will be made for termination/resignation during the year.
RSUs	Continued vesting of RSUs and dividend equivalents subject to six-month minimum service from date of grant.	Immediate vesting of RSUs, PSUs at Target, LTIP at Target and dividend equivalents on RSUs and PSUs if not assumed by successor. Immediate vesting following involuntary termination without cause or voluntary termination with good reason within 24 months of change in control if assumed by successor.	Continued vesting of RSUs and dividend equivalents after layoff, subject to six-month minimum service from date of grant. Immediate vesting following death or disability.	Unless assumed by the successor, RSUs and dividend equivalents will vest on a pro rata basis based on the days into the vesting period at closing unless the employee is retirement-eligible in which case the RSU grant will continue to vest until the vesting date.	Forfeit unvested RSUs, PSUs and LTIP and dividend equivalents on RSUs and PSUs if termination occurs prior to becoming retirement-eligible or anytime if termination is due to misconduct. Termination on or after the six-month anniversary of the grant date and either (i) age 55 and ten years of service or (ii) age 65 is treated as retirement-eligible.
PSUs & LTIP (2018-2020 & 2019-2021)	Prorated payment of PSUs and LTIP (and dividend equivalents on PSUs) based on the performance at the end of the three-year performance period, subject to six-month minimum service from date of grant.		Prorated payment of PSUs and LTIP (and dividend equivalents on PSUs) based on the performance at end of the three-year performance period, subject to six-month minimum service from date of grant for layoff.	Prorated payment of PSUs and LTIP (and dividend equivalents on PSUs) based on the performance at the end of the three-year performance period.	
Executive Severance Plan	No payment.	No payment unless terminated.	No payment in the case of death or disability. Payment of a lump sum amount equal to a multiple of salary, annual bonus equivalent, and health care continuation coverage cost plus outplacement services and relocation assistance. The multiple of salary and annual bonus equivalent for the CEO is 2.99; for all other NEOs it is 1.0.	No payment.	No payment.

	Retirement	Change in Control	Death/Disability/Layoff	Divestiture[1]	Termination/ Resignation
Pension[3]	Qualified: Annuity payable on a reduced basis at age 55; annuity payable on a non-reduced basis at age 60; steeper reduction for early commencement at age 55 for terminations prior to age 55 than for terminations after age 55. Supplemental: Annuity or lump sum at later of age 55 or termination, same early reductions applied as for Pension-Qualified.	Qualified: No acceleration. Supplemental: Lump Sum.	Qualified: Spousal annuity benefit as required by law in event of death unless waived by spouse. For either (i) disability between age 53 and 55 with eight years of service or (ii) layoff between age 53 and 55 with eight years of service or before age 55 with 25 years of service, participant is eligible for the more favorable actuarial reductions for participants terminating after age 55. Supplemental: Annuity or lump sum at later of age 55 or termination, same provisions as Pension-Qualified for spousal waiver, disability, and layoff.	No provisions; absent a negotiated transfer of liability to buyer, treated as retirement or termination.	Qualified: Annuity payable on a reduced basis at age 55; annuity payable on a non-reduced basis at age 60; steeper reduction for early commencement at age 55 for terminations prior to age 55 than for terminations after age 55. Supplemental: Annuity or lump sum, same early reductions applied as for Pension-Qualified.
DMICP[4] / **NQSSP**[4] / **NCAP**[4]	Lump sum or installment payment in accordance with NEO elections.	Immediate lump sum payment.	DMICP: Lump sum or installment payments in accordance with NEO elections, except lump sum only for layoff prior to age 55. NQSSP/NCAP: Lump sum for death; for disability or layoff, lump sum or installment payments in accordance with NEO elections.	Follows termination provisions.	DMICP: Lump sum if termination is prior to age 55; after age 55, lump sum or installment payment in accordance with NEO elections. NQSSP/NCAP: Lump sum or installment payments in accordance with NEO elections.

[1] Divestiture is defined as a transaction which results in the transfer of control of a business operation to any person, corporation, association, partnership, joint venture, or other business entity of which less than 50 percent of the voting stock or other equity interests (in the case of entities other than corporations) is owned or controlled directly or indirectly by us, one or more of our subsidiaries, or by a combination thereof following the transaction.

[2] See "Compensation Discussion and Analysis" for discussion of annual incentive bonus payment calculation.

[3] See "2019 Pension Benefits" table for present value of accumulated benefit.

[4] See "Aggregate Balance at Last FYE" column in "2019 Nonqualified Deferred Compensation" table for amounts payable.

The following table quantifies the payments under our executive compensation programs in RSU, LTIP and PSU awards and the lump sum payable under the Supplemental Pension that would be made for each NEO (other than Mr. Tanner) assuming a termination event occurred on December 31, 2019. Payments under other plans do not change as a result of the termination event, and quantification of those payments is found elsewhere in this Proxy Statement; benefits under plans available generally to salaried employees also are not included. The table shows amounts that would actually be paid on or shortly after December 31, 2019 on account of the trigger event. Amounts that are contingent upon future performance, continued vesting or already earned as of December 31, 2019 are described and quantified in the footnotes following the table. Award agreements for the NEOs contain clawback provisions and post-employment restrictive covenants and to receive a supplemental severance benefit, an executive must execute a release of claims and an agreement containing two-year post-employment non-compete and non-solicitation covenants.

Mr. Tanner is not included in the following table because he retired in August 2019. Upon retirement, Mr. Tanner became eligible to receive benefits under the Corporation's qualified retirement and retiree medical plans. He also became eligible to receive the portion of his NQSSP benefit accrued prior to 2005. Benefits under the NQSSP accrued after 2004 and benefits under the other non-qualified retirement plans will be paid in 2020. Mr. Tanner's RSUs, PSUs, LTIP and annual incentive awards are subject to the treatment described in the preceding table under "Retirement."

Potential Payments Upon Termination or Change in Control Table

Name		Retirement ($)	Change In Control ($)	Death/ Disability ($)	Layoff ($)	Divestiture ($)	Termination/ Resignation[1] ($)
Marillyn A. Hewson	Supplemental Pension[2]	47,411,234	47,411,234	47,411,234	47,411,234	47,411,234	47,411,234
	LTIP[3]	0	5,307,000	0	0	0	0
	RSUs[4]	0	14,963,908	14,963,908	0	0	0
	PSUs[5]	0	25,265,336	0	0	0	0
	Executive Severance[6]	0	0	0	14,870,607	0	0
	TOTAL	**47,411,234**	**92,947,478**	**62,375,142**	**62,281,841**	**47,411,234**	**47,411,234**
Kenneth R. Possenriede	Supplemental Pension[2]	5,593,676	5,593,676	5,593,676	5,593,676	5,593,676	5,593,676
	LTIP[3]	0	1,200,000	0	0	0	0
	RSUs[4]	0	2,727,808	2,727,808	0	0	0
	PSUs[5]	0	3,151,242	0	0	0	0
	Executive Severance[6]	0	0	0	1,876,292	0	0
	TOTAL	**5,593,676**	**12,672,726**	**8,321,484**	**7,469,968**	**5,593,676**	**5,593,676**
Richard F. Ambrose	Supplemental Pension[2]	6,964,220	6,964,220	6,964,220	6,964,220	6,964,220	6,964,220
	LTIP[3]	0	1,505,000	0	0	0	0
	RSUs[4]	0	3,953,681	3,953,681	0	0	0
	PSUs[5]	0	6,657,311	0	0	0	0
	Executive Severance[6]	0	0	0	1,910,154	0	0
	TOTAL	**6,964,220**	**19,080,212**	**10,917,901**	**8,874,374**	**6,964,220**	**6,964,220**
Dale P. Bennett	Supplemental Pension[2]	12,720,030	12,720,030	12,720,030	12,720,030	12,720,030	12,720,030
	LTIP[3]	0	1,505,000	0	0	0	0
	RSUs[4]	0	4,258,565	4,258,565	0	0	0
	PSUs[5]	0	7,134,699	0	0	0	0
	Executive Severance[6]	0	0	0	1,907,012	0	0
	TOTAL	**12,720,030**	**25,618,294**	**16,978,595**	**14,627,042**	**12,720,030**	**12,720,030**
Michele A. Evans	Supplemental Pension[2]	0	2,716,395	0	0	0	0
	LTIP[3]	0	1,165,000	0	0	0	0
	RSUs[4]	0	2,735,005	2,735,005	0	1,445,378	0
	PSUs[5]	0	2,796,313	0	0	0	0
	Executive Severance[6]	0	0	0	1,919,683	0	0
	TOTAL	**0**	**9,412,713**	**2,735,005**	**1,919,683**	**1,445,378**	**0**
Frank A. St. John	Supplemental Pension[2]	0	3,308,808	0	0	0	0
	LTIP[3]	0	1,505,000	0	0	0	0
	RSUs[4]	0	3,491,564	3,491,564	0	1,946,115	0
	PSUs[5]	0	4,609,884	0	0	0	0
	Executive Severance[6]	0	0	0	1,919,017	0	0
	TOTAL	**0**	**12,915,256**	**3,491,564**	**1,919,017**	**1,946,115**	**0**

Termination/Resignation

[1] Resignation by executives who are eligible for retirement, for purposes of this table, is treated as retirement. All NEOs, except Mr. St. John and Ms. Evans, were eligible for retirement as of December 31, 2019.

Supplemental Pension

[2] The Supplemental Pension lump sum value was calculated using plan assumptions and age of the executive as of December 31, 2019. Payments under the Supplemental Pension do not commence prior to age 55, except in the case of a change in control. The Supplemental Pension assumptions in effect for December 31, 2019, are a 4.00 percent discount rate (1.25 percent for benefits earned prior to 2005) and the mortality tables applicable to lump sum distributions for qualified plans under section 417(e) of the Internal Revenue Code (except the 1983 Group Annuity Mortality with sex distinction is used for benefits accrued prior to 2005, and this table is used for benefits accrued after 2004 if the resulting benefit is larger). The Supplemental Pension assumptions are set forth in the plan document and may be different than the assumptions used to calculate the accrued benefit reported in the "2019 Pension Benefits" or "Summary Compensation" tables or for financial reporting.

Long-Term Incentive Performance Awards

[3] The table shows an amount payable in the event of a change in control trigger event for the 2018-2020 and 2019-2021 LTIP performance periods. For a trigger event based upon death, disability, retirement (or resignation after satisfying the requirements for retirement), layoff or divestiture on December 31, 2019, amounts (if any) for the 2018-2020 and 2019-2021 LTIP performance periods would not be payable until after the end of the performance period. The estimated prorated amounts payable for the 2018-2020 performance cycle based on performance through December 31, 2019 are: Ms. Hewson: $3,124,413; Mr. Possenriede: $383,051; Mr. Ambrose: $919,320; Mr. Bennett: $919,320; Ms. Evans: $485,197; and Mr. St. John: $919,320. The estimated prorated amounts payable for the 2019-2021 performance cycle based on performance through December 31, 2019 are: Ms. Hewson: $1,325,830; Mr. Possenriede: $417,219; Mr. Ambrose: $363,908; Mr. Bennett: $363,908; Ms. Evans: $363,908; and Mr. St. John: $363,908. The table does not include amounts for the 2017-2019 performance cycle as these amounts are reported in the "Summary Compensation Table" (see notes to column (g)).

Restricted Stock Units

[4] All 2017, 2018 and 2019 RSUs would continue to vest for retirement or layoff occurring on December 31, 2019, and would not become payable until January 2020, February 2021 and February 2022, respectively, and are not included in the table. For a change in control (assuming satisfaction of the double trigger), death, disability or divestiture, the reported value of the RSUs was based upon the closing price of our stock on December 31, 2019 ($389.38) plus deferred dividend equivalents that accrued. The amounts for retirement or layoff on December 31, 2019 are not payable until the end of the respective vesting periods (January 2020, February 2021 and February 2022 for the 2017, 2018 and 2019 RSUs, respectively) but would have the same value on December 31, 2019 as the amounts shown for immediate payment on account of death, disability and divestiture. If a NEO is retirement-eligible, then in the case of a divestiture occurring on December 31, 2019, the RSUs will continue to vest and are treated as a retirement.

Performance Stock Units

[5] The table shows an amount payable in the event of a change in control trigger event for the 2017-2019, 2018-2020 and 2019-2021 performance periods. The amount shown for the PSUs upon a change in control is the target level of the shares valued using the closing price of our stock on December 31, 2019 ($389.38) plus deferred dividend equivalents that accrued. The table assumes the double trigger occurred. For a trigger event based upon death, disability, retirement (or resignation after satisfying the requirements for retirement), layoff or divestiture on December 31, 2019, amounts (if any) for the 2017-2019, 2018-2020 and 2019-2021 PSU performance periods would be paid on a prorated basis following the end of the applicable performance period. The payments estimated to be paid on a non-prorated basis following the end of the performance cycle using the December 31, 2019 stock price are reported for the 2017-2019 PSU performance cycle in column (h) of the "Outstanding Equity Awards at 2019 Fiscal Year-End Table" and for 2018-2020 and 2019-2021 in column (j) of that table. The prorated amounts for a trigger event occurring on December 31, 2019 plus deferred dividend equivalents that accrued are for each cycle: (i) 2017-2019 cycle: Ms. Hewson: $15,877,606; Mr. Possenriede: $214,059; Mr. Ambrose: $3,676,261; Mr. Bennett: $4,478,257; Ms. Evans: $214,059; and Mr. St. John: $235,589; and (ii) 2018-2020 cycle: Ms. Hewson: $7,684,362; Mr. Possenriede: $95,546; Mr. Ambrose: $2,261,398; Mr. Bennett: $2,261,398; Ms. Evans: $119,128; and Mr. St. John: $2,261,398; and (iii) 2019-2021 cycle: Ms. Hewson: $3,727,243; Mr. Possenriede: $1,173,229; Mr. Ambrose: $1,023,438; Mr. Bennett: $1,023,438; Ms. Evans: $1,023,438; and Mr. St. John: $1,023,438. The prorated amounts are based on the stock price and estimated performance as of December 31, 2019.

Executive Severance

[6] The total amounts projected for severance payments due to layoff are based on the plan (as amended) approved by the Board in 2008. It includes payment for one year of salary (2.99 years for Ms. Hewson) and one year of target annual incentive (2.99 for Ms. Hewson), estimated costs for benefits continuation for one year, outplacement services and relocation assistance (if required under the plan terms).

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, the Corporation must annually disclose in its proxy statement the median of the annual total compensation of all of its employees (excluding the CEO), the annual total compensation of its CEO, and the ratio of the CEO compensation to the employee median compensation. The ratio of CEO pay to the pay of the Corporation's median employee for fiscal year 2019 is 200 to one.

Lockheed Martin employs approximately 110,000 employees that are, in large part, highly-skilled professionals located primarily in the United States, but also represented in numerous other countries. For purposes of the fiscal year 2019 CEO pay ratio set forth above, we used the same median employee identified with respect to our fiscal year 2018 CEO pay ratio, because there has not been a change in our employee population or employee compensation arrangements that we believe would significantly change the pay ratio disclosure.

The median employee was determined by:

- calculating the total annual cash compensation (base salary plus annual incentive) of all employees except the CEO as of December 31, 2018, and then sorting those employees from highest to lowest; and

- determining the median employee from that list.

The total annual compensation for our CEO for fiscal year 2019 was $30.9M, as set forth in column (j) in the "Summary Compensation Table" on page 56. The total annual compensation for the median employee for fiscal year 2019 was $154,883, encompassing base salary, overtime, incentives/recognition awards, change in pension value, company contributions to defined contribution plans, and company-paid life insurance premiums. The annual total compensation of the median employee was determined in the same manner as the total compensation shown for our CEO and included a change in pension value of $40,700.

Proposal 4	Management Proposal to Approve the Lockheed Martin Corporation 2020 Incentive Performance Award Plan	
	• Independent oversight of the 2020 IPAP by the Compensation Committee. • Prudent use of equity as manifested in low dilution and historical burn rate. • No payment of dividends or dividend equivalents on unvested awards.	 The Board unanimously recommends that you vote FOR the approval of the 2020 IPAP.

The longstanding compensation philosophy of our Board of Directors has been to link executive compensation to the Corporation's performance against pre-established strategic, operational and financial goals and to use equity as a means to tie a substantial portion of executive compensation to the long-term interests of our stockholders. The principal long-term incentive compensation plan currently used by the Board to accomplish these objectives is the Lockheed Martin Corporation 2011 Incentive Performance Award Plan (the 2011 IPAP). Pursuant to its terms, however, no awards can be made under the 2011 IPAP after April 27, 2021.

To provide for the continuation of the Corporation's executive long-term incentive compensation program beyond the expiration of the 2011 IPAP, the Board has approved a new incentive performance award plan and is presenting this plan to the stockholders for adoption and approval at the Annual Meeting. If the Lockheed Martin Corporation 2020 Incentive Performance Award Plan (the 2020 IPAP) is approved by the stockholders, no further incentive awards will be made under the 2011 IPAP. Because the 2020 IPAP will not be effective unless and until it is approved by stockholders, no awards under the 2020 IPAP have been granted to date or will be effective until the 2020 IPAP is approved by stockholders.

The principal features of the 2020 IPAP are summarized below. A copy of the 2020 IPAP is included in Appendix A to this Proxy Statement and the following description is qualified in its entirety by reference to the text of the 2020 IPAP.

Proposed 2020 IPAP Share Reserve

We are requesting stockholders authorize a maximum of 4,500,000 new shares under the 2020 IPAP. These new shares will be in addition to the shares available for grant under the 2011 IPAP as of the date of stockholder approval (there were 3,367,250 shares available under the 2011 IPAP as of February 28, 2020), plus any forfeitures that occur under the 2011 IPAP following the date of stockholder approval. Based on our current expectations of our business and workforce needs, we expect this reserve to provide us with the ability to appropriately and competitively incentivize and align the long-term interests of our employees with those of our stockholders for a number of years.

We believe that the dilutive effect of the new share request is moderate and in line with stockholder interests. Using data as of February 28, 2020 and assuming stockholder approval of this proposal, we calculate a dilution level of 3.69 percent by dividing the number of shares subject to existing awards or available for future grants under our plans (including the 2020 IPAP) by our fully diluted shares outstanding as follows.

As of February 28, 2020:

Shares subject to outstanding option awards*	528,563
Shares subject to outstanding restricted stock unit (RSU) awards	1,437,632
Shares subject to outstanding performance stock unit (PSU) awards (at maximum)**	581,264
Available for future grant under 2011 IPAP	3,367,250
Available for future grant under Lockheed Martin Corporation Amended and Restated Directors Equity Plan	395,424
New shares under 2020 IPAP	4,500,000
Sum of above	10,810,133
Common shares outstanding	281,712,990
Fully diluted shares outstanding	292,523,123

*   Weighted average remaining contractual life is approximately 1.7 years for stock options with a weighted average exercise price of $81.55, as of February 28, 2020. No options have been granted to employees since 2012.

** At target, 290,632 shares subject to outstanding PSU awards under the 2011 IPAP.

We also monitor share usage by reviewing the number of shares subject to grant on an annual basis. This metric is referred to as a company's "burn rate" and shows how rapidly a company is depleting its shares reserved for equity compensation. It is commonly defined as the number of shares granted under the company's equity incentive plans in a given fiscal year divided by the weighted average common shares outstanding during that fiscal year.

The average burn rate for the Corporation across the 2017, 2018 and 2019 fiscal years is 0.21 percent, based on the following:

Burn Rate (number of shares in thousands)	2017	2018	2019
Options Granted*	0	0	0
RSUs Granted	519	406	581
PSUs Granted (at target)**	119	91	130
Total Shares Granted	638	497	711
Weighted Average Shares Outstanding (as of 12/31)	290,600	286,800	283,800
Burn Rate (Shares Granted ÷ Shares Outstanding)	0.22%	0.17%	0.25%

* No options have been granted to employees since 2012.

** The number of PSUs granted at maximum is 200% of target. Please see page 49 for 2017-2019 PSU performance results and associated payouts.

Highlights of the 2020 IPAP

Administration by Independent Committee of Board. The 2020 IPAP is administered by the Compensation Committee, whose members are each independent under NYSE listing standards and satisfy the disinterested administration requirements of Rule 16b-3 under the Securities Exchange Act of 1934 (Exchange Act).

Limit on Shares Authorized. The 2020 IPAP limits the number of shares that may be subject to awards payable in shares of our stock to 4,500,000, plus the number of shares remaining for future grants under the 2011 IPAP as of the date of stockholder approval and the amount of any shares subject to awards outstanding under the 2011 IPAP that thereafter are unexercised, unconverted or undistributed as a result of termination, expiration or forfeiture of an award.

No Backdating Permitted. Awards must reflect a date of grant that is the same day as the Compensation Committee approves the award, or a later day as specified by the Compensation Committee.

No Liberal Share Recycling Provisions. For purposes of the aggregate share limit, there is no "recycling" of shares (i) tendered for payment of the option exercise price, (ii) withheld for the payment of taxes, or (iii) repurchased using the proceeds from option exercises. In addition, in the case of stock appreciation rights (SARs), the full number of shares subject to the SARs are counted against the aggregate share limit regardless of the number of shares actually issued upon exercise.

One Year Minimum Vesting Requirement. The minimum vesting period for any award, including a portion or installment of an award, under the 2020 IPAP is one year. However, awards granted in connection with business acquisitions and up to 5 percent of the shares authorized under the 2020 IPAP are exempt from the one-year minimum vesting requirement.

No Current Payment of Dividends or Dividend Equivalents on Restricted Stock or Stock Units. Dividends paid on restricted stock and dividend equivalents that accrue on stock units (including RSUs and PSUs) are not payable to the holder of the restricted stock or stock units unless and until the restricted stock or stock units vest.

No Discount Stock Options or SARs. The exercise price of options and the base price of SARs must be at least equal to the fair market value of our shares on the date of grant.

No Repricing or Cashouts of Stock Options. The 2020 IPAP prohibits the repricing of options either by amendment of an outstanding award agreement or through the substitution of a new option award at a lower price.

No Reloading of Stock Options. The 2020 IPAP does not include "reload" features with respect to which option holders who exercise an option with existing shares are granted a "replacement" option for the shares used to pay the exercise price of the initial option.

Material Plan Amendments Require Stockholder Approval. Material amendments are not effective unless they are approved by the Corporation's stockholders.

Summary of the 2020 IPAP

Eligibility

Awards may be granted to salaried employees (including officers) of the Corporation and its subsidiaries. The amount and timing of future awards under the 2020 IPAP and the types of awards to be made are subject to the discretion of the Compensation Committee and, accordingly, the amounts of any future awards that may be granted to any employee or group of employees are not determinable at this time. No awards have been made that are contingent upon stockholder approval of this proposal. As of February 28, 2020, there were 9 executive officers eligible for awards under the 2020 IPAP and the Corporation and its subsidiaries employed approximately 81,900 employees eligible to participate in the 2020 IPAP. In 2019, approximately 2,100 employees received awards under the 2011 IPAP.

Awards

The 2020 IPAP authorizes awards in the form of nonqualified stock options, incentive stock options ("ISOs"), SARs, restricted stock, stock units (including RSUs and PSUs), other stock-based awards or cash-based incentive awards. Awards may be granted singly or in combination with other awards.

We have had an incentive performance compensation program since our formation in 1995. Since then, we have made equity grants in the form of restricted stock awards, nonqualified stock options and stock units, and cash awards in the form of long-term incentive performance awards. The last year in which we granted restricted stock awards was 2004 and the last year in which we granted nonqualified stock options to employees was 2012. We have never granted ISOs or SARs.

Stock Options: Stock options are rights to purchase a specified number of shares of our common stock at an exercise price of not less than 100 percent of the fair market value of the stock on the date of grant. The maximum term of a stock option award is 10 years after the date of grant. Stock options that are granted as ISOs are granted with such additional terms as are necessary to satisfy the applicable requirements of the Internal Revenue Code of 1986, as amended, for ISOs. Under current law and the 2020 IPAP, the fair market value of the Lockheed Martin common stock for which ISOs are exercisable for the first time by an optionee during any calendar year cannot exceed $100,000 (measured as of the date of grant). Nonqualified option awards are not limited in this manner.

Stock Appreciation Rights: SARs entitle the recipient to receive, upon surrender of the SAR, an amount (payable in cash and/or stock as determined by the Compensation Committee) equal to the excess, if any, of the fair market value of a share of our common stock on the date the SAR is surrendered over the base price established at the time of grant of the SAR (which cannot be less than the fair market value of a share of our common stock on the date of grant of the SAR), or over the exercise price of a related stock option. SARs may be granted on a stand-alone basis or in relation to a stock option, such that the exercise of either the option or the SAR cancels the recipient's rights under the tandem award with respect to the number of shares so exercised. The maximum term of a SAR award is 10 years after the date of grant.

Restricted Stock: Restricted stock is Lockheed Martin common stock issued to the recipient, typically for minimal lawful consideration or for labor or services to be performed and subject to risk of forfeiture and restrictions and limitations on transfer, the vesting of which may depend on individual or corporate performance, continued service or other criteria.

Stock Units: A stock unit is an award represented by a bookkeeping entry equal to the fair market value of a share of our stock on the date of grant. Stock units are not outstanding shares of stock and do not entitle a participant to voting or other rights; however, an award of stock units may provide for the crediting of cash or additional stock units based on the value of dividends paid on our stock while the award is outstanding. The vesting of stock units may depend on individual or corporate performance, continued service or other criteria. Stock units may be settled in cash or in shares of our stock as determined by the Compensation Committee. Since the inception of the 2011 IPAP, the Corporation has granted stock units, including stock units in the form of RSUs and PSUs.

Other Stock-Based Awards: Other stock-based awards are stock-based awards that are not covered by the above descriptions but are still payable, denominated, or have value based on the value of shares of Lockheed Martin common stock.

Cash-Based Incentive Awards: The 2020 IPAP provides for the grant of cash-based performance awards with an award cycle of at least one year. These incentive performance awards are not denominated in and do not derive their value from the price of our stock and are payable only in cash.

Any form of award permitted under the 2020 IPAP may be granted as a performance-based award, which is an award that is to be earned based upon the level of performance of the Corporation, any subsidiaries of the Corporation, or any segments or business units of the Corporation, relative to one or more performance goals and targets pre-established by the Compensation Committee for a performance period of not less than one year. The performance goals will be based on objective performance measures including but not limited to backlog, cash flow, earnings, earnings per share, earnings per share growth, free cash flow per share, orders, percentage of free cash flow to stockholders, return on invested capital, sales, segment operating profit, segment return on invested capital, or total stockholder return. The Compensation Committee has discretion to determine all aspects of a performance-based award, including the size, the performance goals and targets, the thresholds and levels for payment, and the weighting of performance goals if an award has more than one goal. The Compensation Committee will set forth the terms of a performance-based award in an award agreement at the beginning of each performance period, and will have the authority to make equitable adjustments to the performance goals and targets. To the extent necessary to avoid adverse accounting consequences, any adjustments will be specified in the award agreement.

The minimum vesting period for any Award, including a portion or installment of an award, granted under the 2020 IPAP will be one year. However, awards granted in connection with business acquisitions and up to 5 percent of the shares authorized under the 2020 IPAP as of the date of stockholder approval are exempt from the one-year minimum vesting requirement. The maximum term of an award that contemplates exercise or conversion is 10 years after the grant date of the award.

Authorized Shares

The stock that may be issued pursuant to an award under the 2020 IPAP is Lockheed Martin common stock, par value $1.00 per share. The stock issued under the 2020 IPAP is authorized but unissued stock, which may be previously unissued stock or previously issued stock we acquired in the open market or in privately negotiated transactions. We intend to register the shares available for issuance under the 2020 IPAP under a Registration Statement on Form S-8 to be filed with the SEC following approval of the 2020 IPAP by our stockholders. The closing price of our stock as reported by the NYSE on February 28, 2020 was $369.87 per share.

If approved by stockholders, the maximum number of shares of our stock authorized under the 2020 IPAP will be 4,500,000 plus the number of shares available under the 2011 IPAP as of the date of stockholder approval (there were 3,367,250 shares available under the 2011 IPAP as of February 28, 2020) and the amount of any shares subject to awards outstanding under the 2011 IPAP that thereafter are unexercised, unconverted or undistributed as a result of termination, expiration or forfeiture. Shares of our stock that were subject to awards outstanding under the 2011 IPAP will be added to the shares available for grants under the 2020 IPAP on the same basis as they would have been available had they originally been awarded under the 2020 IPAP.

Any unexercised, unconverted or undistributed portion of any expired, terminated or forfeited award, or alternative form of consideration under a SAR or stock unit award under the 2020 IPAP that is not paid in connection with the settlement of any portion of an award, will again be available for award under the 2020 IPAP, whether or not the participant has received or been credited with the benefits of ownership (such as dividends, dividend equivalents or voting rights) during the period in which the participant's ownership was restricted or otherwise not vested. In the case of SARs that are paid in stock, the full number of shares subject to the SARs at the date of grant are counted against the aggregate share limit regardless of the number of shares actually issued to settle the award. Any shares withheld to satisfy a withholding obligation of a participant also are counted against the aggregate share limit.

Individual Participant Award Limits

The maximum annual limits on awards to any one participant are as follows:

Share-Based Awards: The maximum number of shares of stock issuable under the 2020 IPAP for options, SARs payable in shares, restricted stock, stock units payable in shares, or other stock-based awards during any calendar year to any participant is 1,000,000.

Cash-Based Awards: The aggregate maximum amount of compensation payable to any participant under all cash-based awards granted under the 2020 IPAP during any calendar year is $10,000,000.

Other 2020 IPAP Features
Award Agreement Provisions

Each award under the 2020 IPAP will be evidenced by an award agreement in a form approved by the Compensation Committee setting forth, in the case of share-based awards, the number of shares of stock or stock units, as applicable, subject to the award, and the price (if any) and term of the award and, in the case of performance-based awards, the applicable performance goals and performance period. The date of grant is the date a resolution granting the award is adopted or a future date specified by the Compensation Committee.

Mandatory Provisions

In the case of restricted stock and stock units, award agreements may not provide for the payment of dividends or dividend equivalents prior to the date on which the restricted stock or stock units vest. Dividends declared on restricted stock or dividend equivalents relating to stock units generally may accrue until such time as vesting occurs, at which time they may be paid to the participants or used to satisfy a tax withholding obligation.

In the case of termination of employment due to layoff, no award agreement may provide that the award will accelerate and vest in full. No award agreement may provide that an award will vest in any portion solely upon a change in control of the Corporation pursuant to which the award is assumed by the Corporation or its successor. Finally, except in the case of a change in control of the Corporation, a minimum six-month period must elapse between the date of initial grant of an option or SAR and the sale of the underlying shares of stock.

Award agreements will provide that awards under the 2020 IPAP are not assignable or transferable, except by the laws of descent and distribution. Neither the Compensation Committee nor the Board retain authority to waive the mandatory award agreement provisions of the 2020 IPAP.

Permissive Provisions

Award agreements may contain any other terms not inconsistent with the 2020 IPAP as are necessary, appropriate, or desirable to effect an award, including any provisions describing the treatment of awards in the event of death, disability, layoff, retirement, divestiture or other termination of a participant's employment, any provisions relating to the vesting, exercisability, forfeiture or cancellation of awards, any requirements for continued employment, any other restrictions or conditions (including performance requirements and holding periods) of awards and the method by which the restrictions or conditions lapse, and the effect on an award of a change in control.

Award agreements also may contain a non-competition or non-solicitation clause requiring the forfeiture of an award (whether or not vested) on account of activities deemed by the Compensation Committee in its sole discretion to be harmful to the Corporation, including but not limited to employment with a competitor or misuse of our proprietary or confidential information, or the solicitation of our employees.

Award agreements also may include authority to recoup awards in the event of activity that is harmful to the Corporation or for any other reason specified by the Compensation Committee, including those circumstances contemplated by Securities and Exchange Commission rules, regulations or interpretations.

Consideration and Payment; Tax Withholding

Full payment for shares purchased on exercise of any option, along with payment of any required tax withholding, must be made at the time of exercise in cash or, if permitted by the Compensation Committee, in shares of stock having a fair market value equivalent to the exercise price and withholding obligation or pursuant to "cashless exercise" procedures. Any payment required in respect of other awards may be in such amount and in any lawful form of consideration as may be authorized by the Compensation Committee, including future services as an employee. No executive officer may use cashless exercise if that method of payment would be considered a "personal loan" for purposes of Section 402 of the Sarbanes-Oxley Act of 2002. At any time on or prior to payment of an award, the Corporation may reduce the amount of the award (including the surrender of dividends or dividend equivalents associated with an award) by an amount sufficient to satisfy any required tax withholding associated with the award, including any FICA tax obligation that occurs during a stock unit's restricted period. The Corporation may also withhold an amount sufficient to satisfy a tax withholding obligation with respect to an award from a different obligation of the Corporation to an employee (e.g., salary).

Adjustments to Stock; Corporate Reorganizations

The number and type of shares available for grant and the shares subject to outstanding awards (as well as individual share and share unit limits on awards, performance targets and exercise or conversion prices of awards) may be adjusted to reflect the effect of a recapitalization, stock dividend, stock split, merger, combination, consolidation or other reorganization, any extraordinary dividend or other extraordinary distribution in respect of our shares, or any split-up, spin-off, split-off or extraordinary redemption, or in exchange of outstanding shares, any other similar corporate transaction or event, or a sale of all or substantially all of the Corporation's assets.

Change in Control

The Compensation Committee is authorized to include specific provisions in award agreements relating to the treatment of awards in the event of a "change in control" of the Corporation (as defined in the 2020 IPAP) and is authorized to take certain other actions in such an event, including but not limited to providing for acceleration or extension of time for purposes of exercising, vesting (other than single-trigger vesting as noted above) in or realizing gain from an award and providing for the assumption or continuation of the award and the substitution of shares of stock of a successor entity, or a parent or subsidiary of a successor entity, together with appropriate adjustments to the terms of the award and the definition of a change in control. A change in control generally includes:

- the consummation of a tender or exchange offer for securities representing 25 percent or more of the combined voting power in the election of directors;

- the consummation of a merger or certain other business combination or recapitalization or reorganization transactions in which less than 75 percent of the outstanding voting securities of the surviving or resulting corporation are owned by our stockholders as of the date on which stockholders vote on the transaction (or the day prior to the event if stockholders are not entitled to vote);

- subject to certain exceptions, a person becomes the beneficial owner of securities representing 25 percent or more of the combined voting power in the election of directors;

- if, at any time within two years following a tender offer, merger or certain other business combinations, or a recapitalization or reorganization, or a contested director election, the "incumbent directors" (as defined in the 2020 IPAP) cease to constitute a majority of the authorized members of our Board; and

- our stockholders approve a plan of liquidation and dissolution of the Corporation, or a sale or transfer of all or substantially all of the Corporation's business and assets as an entirety to any entity that is not a subsidiary is consummated.

In addition, if an award constitutes deferred compensation for purposes of the Internal Revenue Code, payments available in the event of a change in control are accelerated only if the events that constituted a change in control under the 2020 IPAP also constituted a change in the ownership or effective control of the Corporation or in the ownership of a substantial portion of the assets of the Corporation within the meaning of Section 409A of the Internal Revenue Code.

Administration

The 2020 IPAP provides that it shall be administered by a committee of the Board, constituted so as to permit the 2020 IPAP to comply with the "non-employee director" provisions of Rule 16b-3 under the Exchange Act. The Compensation Committee performs this role under the 2020 IPAP. The Compensation Committee has the authority to designate recipients of awards, determine or modify the form, amount, terms, conditions, restrictions, and limitations of awards, including vesting provisions, terms of exercise of an award, expiration dates and the treatment of an award in the event of the retirement, layoff, disability, death or other termination of a participant's employment with the Corporation, and to construe and interpret the 2020 IPAP. The authority of the Compensation Committee is subject to any express limitation in the 2020 IPAP, including the mandatory vesting and non-waiver requirements for awards.

The Compensation Committee also has the authority to grant awards under the 2020 IPAP in substitution for or as the result of the assumption of stock incentive awards held by employees of another entity who become employees of the Corporation or a subsidiary as a result of a merger or acquisition of the entity.

The Compensation Committee may delegate in writing to the Chief Executive Officer of the Corporation all or part of the Compensation Committee's authority and duties with respect to granting awards to employees who are not subject to Section 16(a) of the Exchange Act on the date of grant. If the 2020 IPAP is approved by the stockholders at the Annual Meeting, the existing delegated authority of the Chief Executive Officer under the 2011 IPAP to make grants to eligible employees who are not Section 16 officers or other officers elected by the Board of Directors under the 2011 IPAP will be extended to the 2020 IPAP, subject to the limitations imposed by the Compensation Committee at the time it delegated that authority. The Compensation Committee may also delegate to the officers or employees of the Corporation or its subsidiaries the administrative authority to execute and deliver such instruments and documents and to take actions necessary, advisable or convenient for the effective administration of the 2020 IPAP. It is intended generally that the share-based awards under the 2020 IPAP and the 2020 IPAP itself comply with and be interpreted in a manner that, in the case of awards to participants who are subject to the short swing profit provisions of Section 16 of the Exchange Act, satisfy the applicable requirements of Rule 16b-3 so that such persons are entitled to the benefits of Rule 16b-3 or other exemptions under that rule. The 2020 IPAP provides that neither the Corporation nor any member of the Board or of the Compensation Committee shall have any liability to any person for any action taken or not taken in good faith under the 2020 IPAP. The 2020 IPAP also provides that it is the intent of the Corporation that, to the extent awards under the 2020 IPAP are considered deferred compensation, the awards will satisfy the requirements of the deferred compensation provisions of Section 409A of the Internal Revenue Code, and the Compensation Committee is expressly authorized to interpret and administer the 2020 IPAP accordingly.

Duration, Amendment and Termination

The 2020 IPAP will remain in existence as to all outstanding awards until all awards are either exercised or terminated; however, no award can be made after April 22, 2030.

The Board has the authority to terminate, suspend or discontinue the 2020 IPAP at any time. The Board may amend the 2020 IPAP at any time, provided that any material amendment to the 2020 IPAP will not be effective unless approved by the Corporation's stockholders.

For this purpose, an amendment is considered to be a "material" amendment if it would:

- materially increase the number of shares of stock available under the 2020 IPAP or issuable to a participant (except in the limited case of adjustments relating to a change in control, adjustments to our stock or other corporate reorganizations);

- change the types of awards that may be granted under the 2020 IPAP;

- expand the class of persons eligible to receive awards or otherwise participate in the 2020 IPAP; or

- require stockholder approval pursuant to the New York Stock Exchange Listed Company Manual (so long as the Corporation is a listed company on the NYSE) or other applicable law.

The Compensation Committee in its discretion may at any time and in any manner that would be authorized for a new award under the 2020 IPAP allow for deviations from the terms of any or all award agreements or amend any or all award agreements, so long as such an amendment would not require approval of the Corporation's stockholders if such amendment were made to the 2020 IPAP. No action by the Board or the Compensation Committee, however, shall affect adversely any outstanding award without the consent in writing of the participant entitled to the award.

Non-Exclusivity

The 2020 IPAP is not exclusive and does not limit the authority of the Board or its committees to grant awards or authorize any other compensation, with or without reference to our common stock, under any other plan or authority. The 2020 IPAP has not been and is not expected to be our exclusive cash incentive plan for eligible persons (including executive officers); other cash incentive plans may be retained and/or developed to implement our compensation objectives and policies.

New Plan Benefits

Any future awards to executive officers or other employees of the Corporation under the 2020 IPAP are discretionary and cannot be determined at this time because the amount and form of grants to be made to any eligible participant in any year is determined at the discretion of the Compensation Committee. As a result, the benefits and amounts that will be received or allocated is not determinable at this time, and the Corporation has not included a table that reflects such future awards.

Federal Income Tax Consequences

The following is a general description of federal income tax consequences to participants and the Corporation relating to nonqualified stock options, ISOs and certain other awards that may be granted under the 2020 IPAP. This discussion does not purport to cover all tax consequences relating to awards under the 2020 IPAP.

An optionee will not recognize taxable income upon the grant of a nonqualified stock option. Upon exercise of the option, the optionee will recognize ordinary income equal to the excess of the fair market value of the Lockheed Martin common stock on the date the option is exercised over the option price (which must be no less than the fair market value on the date of grant). The tax basis of the option stock in the hands of the optionee will equal the option price plus the amount of ordinary income the optionee recognizes upon exercise of the option, and the holding period for tax purposes will commence on the day the option is exercised. An optionee who exercises and holds option stock and sells the stock at a later date will recognize capital gain or loss measured by the difference between the tax basis of the stock and the amount realized on the sale. Such capital gain or loss will be long-term if the stock is held for more than one year after exercise, and short-term if held for one year or less. The Corporation or a subsidiary will be entitled to a deduction equal to the amount of ordinary income recognized by the optionee. The deduction will be allowed at the same time the optionee recognizes the income.

An optionee will not recognize taxable income upon the grant of an ISO, and generally will not recognize income upon exercise of the option provided such optionee was an employee of the Corporation or a subsidiary at all times from the date of grant until three months prior to exercise. For alternative minimum tax purposes, however, the amount by which the fair market value of the Corporation's common stock on the date of exercise exceeds the option price will be includible in alternative minimum taxable income, and such amount will be added to the tax basis of such stock for purposes of determining alternative minimum taxable income in the year the stock is sold. An optionee who exercises an ISO and sells the shares more than two years after the grant date and more than one year after exercise will recognize long-term capital gain or loss equal to the difference between the sales proceeds and the option price. An optionee who sells such shares within two years after the grant date or within one year after exercise will recognize ordinary income in an amount equal to the lesser of (a) the difference between the fair market value of such shares on the date of exercise and the option price or (b) the difference between the sales proceeds and the option price. Any remaining gain or loss will be treated as a capital gain or loss. The Corporation or a subsidiary will be entitled to a deduction with respect to an ISO only in the amount of ordinary income recognized by the optionee. The deduction will be allowable at the same time the optionee recognizes the income.

Restricted stock awards will be taxable to the participant as income when the awards no longer are subject to a substantial risk of forfeiture (unless the awards are earlier forfeited) based on the excess of the stock's fair market value at that time over the purchase price (if any), unless the participant elects to pay tax at the time of the grant based on the then-current market price. If the participant elects on a timely basis to be taxed upon grant and the stock is later forfeited, however, the participant will receive no tax deduction. The Corporation will be entitled to a tax deduction equal to the amount of income recognized by the participant at the same time the participant recognizes the income. Dividends paid with respect to restricted stock after the termination or expiration of the restricted period generally will be taxed as dividend income, and the Corporation will not be entitled to a tax deduction for such dividends.

The tax consequences of restricted stock unit awards, whether payable in stock or in cash, are similar to the tax consequences of restricted stock, except that the participant may not elect to be taxed at the time of grant.

The federal income tax consequences of other awards authorized under the 2020 IPAP will generally follow certain basic patterns: SARs are taxed in substantially the same manner as nonqualified stock options; performance bonuses and cash-based awards generally are subject to tax at the time of payment. In each of the foregoing cases when the participant recognizes income, the Corporation generally will be entitled to a corresponding tax deduction, unless otherwise limited under the Internal Revenue Code. If, as a result of a change in control event, a participant's options or SARs or other rights become immediately exercisable, or restrictions immediately lapse on an award, or cash, shares or other benefits covered by another type of award are immediately vested or issued, the additional economic value, if any, attributable to the acceleration or issuance may be deemed a "parachute payment" under Section 280G of the Internal Revenue Code. In such case, the participant may be subject to a 20 percent non-deductible excise tax as to all or a portion of such economic value, in addition to any income tax payable. The Corporation will not be entitled to a deduction for that portion of any parachute payment that is subject to the excise tax.

Required Vote for Approval

The affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting is needed to adopt and approve the 2020 IPAP. Under the applicable stockholder approval requirements of the NYSE, abstentions are considered "votes cast" for this purpose and have the practical effect of a vote against the proposal to adopt and approve the 2020 IPAP.

The Board unanimously recommends a vote FOR Proposal 4, the adoption and approval of the Lockheed Martin Corporation 2020 Incentive Performance Award Plan as set forth in Appendix A.

Equity Compensation Plan Information

The following table provides information about the Corporation's equity compensation plans that authorize the issuance of shares of Lockheed Martin common stock to employees and directors. The information is provided as of December 31, 2019.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
Equity compensation plans approved by security holders [1]	3,049,366	80.29	4,440,143
Equity compensation plans not approved by security holders [2]	779,510	—	2,487,791
Total	3,828,876	80.29	6,927,934

[1] Column (a) includes, as of December 31, 2019: 1,418,801 shares that have been granted as RSUs, 584,180 shares that could be earned pursuant to grants of PSUs (assuming the maximum number of PSUs are earned and payable at the end of the three-year performance period) and 937,746 shares granted as options under the Lockheed Martin Corporation 2011 Incentive Performance Award Plan (2011 IPAP) or predecessor plans and 19,660 shares granted as options and 88,979 stock units payable in stock or cash under the Lockheed Martin Corporation Amended and Restated Directors Equity Plan (Directors Equity Plan) or predecessor plans for non-employee directors. Column (c) includes, as of December 31, 2019, 4,037,074 shares available for future issuance under the 2011 IPAP as options, stock appreciation rights, restricted stock awards, RSUs or PSUs and 403,069 shares available for future issuance under the Directors Equity Plan as stock options and stock units. Of the 4,037,074 shares available for grant under the 2011 IPAP on December 31, 2019, 502,674 and 212,802 shares are issuable pursuant to grants made on February 27, 2020, of RSUs and PSUs (assuming the maximum number of PSUs are earned and payable at the end of the three-year performance period), respectively. Of the 403,069 shares available for grant under the Directors Equity Plan on December 31, 2019, 3,728 are units issuable pursuant to grants made on January 30, 2020, which vest 50 percent on June 30, 2020 and 50 percent on December 31, 2020, and 355 are units issuable pursuant to a grant made on March 2, 2020, which vest on December 31, 2020. Vested stock units are payable to directors upon their termination of service from our Board, except that directors who have satisfied our stock ownership guidelines may elect to have the payment of awards made after January 1, 2018 (together with any dividend equivalents thereon) made on the first business day of April following the one-year anniversary of the grant. The weighted average price does not take into account shares issued pursuant to RSUs or PSUs.

[2] The shares represent annual incentive bonuses and LTIP payments earned and voluntarily deferred by employees. The deferred amounts are payable under the DMICP. Deferred amounts are credited as phantom stock units at the closing price of our stock on the date the deferral is effective. Amounts equal to our dividend are credited as stock units at the time we pay a dividend. Following termination of employment, a number of shares of stock equal to the number of stock units credited to the employee's DMICP account are distributed to the employee. There is no discount or value transfer on the stock distributed. Distributions may be made from newly issued shares or shares purchased on the open market. Historically, all distributions have come from shares held in a separate trust and, therefore, do not further dilute our common shares outstanding. As a result, these shares also were not considered in calculating the total weighted average exercise price in the table. Because the DMICP shares are outstanding, they should be included in the denominator (and not the numerator) of a dilution calculation.

Director Compensation

Summary of Compensation Approach

Director compensation is an important tool used to attract and retain qualified directors and to address the time, effort, expertise and accountability required of active Board membership. The Governance Committee annually reviews publicly available data for the companies in the comparator group we use for benchmarking executive compensation (listed on page 41) and makes recommendations to the Board regarding compensation for non-employee directors. Ms. Hewson receives no compensation for service on the Board. Although the Governance Committee reviews director compensation annually, it has been the practice of the Governance Committee to recommend changes no more frequently than every two years.

As director compensation for other comparator companies continues to increase during the two-year cycle, the Corporation's position relative to the median for director compensation changes. For this reason, the Committee sets director compensation above the median with the expectation that compensation will decline relative to the median over the two-year cycle and may be below the median by the end of the two-year period. In 2019, Meridian, acting as independent compensation consultant to the Governance Committee, assisted in its review of director compensation and best practices in director compensation design. Based upon that review at its September 2019 meeting, the Board increased the annual director's retainer for 2020 and the lead director cash retainer for 2020 as shown below.

Elements of Compensation

Annual Cash Retainer	$155,000 through December 31, 2019; $162,500 per year effective January 1, 2020
Annual Equity Retainer	$155,000 through December 31, 2019; $162,500 per year effective January 1, 2020, payable under the Lockheed Martin Corporation Amended and Restated Directors Equity Plan
Audit Committee Chairman Cash Retainer	$30,000 per year
Management Development and Compensation Committee Chairman Cash Retainer	$30,000 per year
Other Committee Chairman Cash Retainers	$20,000 per year
Independent Lead Director Cash Retainer	$35,000 per year through December 31, 2019; $50,000 per year effective January 1, 2020
Director Education	Reimbursed for costs and expenses

Equity Compensation

The annual equity retainer is paid in stock units under the Lockheed Martin Corporation Amended and Restated Directors Equity Plan (Directors Equity Plan). Except in certain circumstances, stock units vest 50 percent on June 30 and 50 percent on December 31 following the grant date. Upon a change in control or a director's retirement, death, or disability, the director's stock units become fully vested. Upon a director's termination of service from our Board, we distribute the vested stock units, at the director's election, in whole shares of stock or in cash, in a lump sum or in annual installments over a period of up to 20 years. Prior to distribution, a director has no voting, dividend or other rights with respect to the stock units held under the Directors Equity Plan, but is credited with additional stock units representing dividend equivalents (converted to stock units based on the closing price of our stock on the dividend payment dates). The Directors Equity Plan provides that a director eligible for retirement at the next annual meeting receives a prorated grant (one-third) for the four months of service prior to the annual meeting.

Consistent with the terms of the Directors Equity Plan, a director who has satisfied the Board's stock ownership guidelines may elect to have vested stock units awarded after January 1, 2018 (together with any dividend equivalents thereon) paid in a lump sum on the first business day of April following the one-year anniversary of the grant rather than following termination of Board service. Any director who has not elected early payments or has not satisfied the stock ownership guidelines will continue to be paid along with any accumulated dividend equivalents upon termination or retirement from the Board.

Although the Directors Equity Plan authorizes the grant of stock units or stock options, in June 2014, the Board approved a resolution to the effect that each non-employee director would elect to receive the equity portion of the retainer in the form of stock units for each year beginning with 2015 and would not elect options to purchase shares unless the Board resolution is further amended or revoked.

Deferred Compensation

The Lockheed Martin Corporation Directors Deferred Compensation Plan (Directors Deferred Compensation Plan) provides non-employee directors the opportunity to defer up to 100 percent of the cash portion of their fees. At the director's election, deferred amounts track the performance of: (i) the investment options available under the employee deferred compensation plans; or (ii) our common stock (with dividends reinvested). Deferred amounts are distributed in a lump sum or in up to 15 annual installments commencing at a time designated by the director following termination.

Stock Ownership Guidelines

To align their interests with the long-term interests of our stockholders, we expect our directors to maintain an ownership interest in the Corporation. Under our stock ownership guidelines for directors, non-employee directors have five years from the time they join the Board to achieve stock ownership levels (common stock or stock units) equivalent to five times the annual cash retainer. Each non-employee director has exceeded the stock ownership guidelines, except for Mr. Dunford, Mr. Johnson, Ms. Hollub and Ms. Reed-Klages (who joined the Board within the past three years). Ms. Hewson is subject to the Stock Ownership Requirements for Key Employees as described on page 54.

2019 Director Compensation Table

The following table provides information on the compensation of our directors for the fiscal year ended December 31, 2019. Ms. Hewson does not receive separate compensation for service as a director of the Corporation.

Name*	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(g)	(h)
Daniel F. Akerson	201,827	155,000	62	356,889
Nolan D. Archibald	68,654	51,667	10,000	130,321
David B. Burritt	155,000	155,000	79	310,079
Bruce A. Carlson	155,000	155,000	2,505	312,505
James O. Ellis, Jr.	175,000	155,000	439	330,439
Thomas J. Falk	185,000	155,000	10,165	350,165
Ilene S. Gordon	175,192	155,000	12,196	342,388
Vicki A. Hollub	155,000	155,000	2,418	312,418
Jeh C. Johnson	155,000	155,000	330	310,330
Joseph W. Ralston	57,212	51,667	1,004	109,883
Debra L. Reed-Klages	23,846	25,833	0	49,679
James D. Taiclet, Jr.	155,000	155,000	0	310,000

* Messrs. Archibald and Ralston retired from the Board in April 2019. Ms. Reed-Klages joined the Board in November 2019. Mr. Dunford joined the Board effective February 10, 2020 and therefore did not receive any compensation during 2019.

Fees Earned or Paid in Cash (Column (b))

Represents the aggregate dollar amount of 2019 fees earned or paid in cash for services as a director, including annual retainer, committee chairman retainer and independent Lead Director retainer.

Stock Awards (Column (c))

Represents the aggregate grant date fair value computed in accordance with ASC 718 for awards of stock units in 2019 under the Directors Equity Plan. For 2019, each of Messrs. Akerson, Burritt, Carlson, Ellis, Falk, Johnson, and Taiclet, Ms. Gordon and Ms. Hollub was credited with 535.0547 stock units with an aggregate grant date fair value of $155,000, and Messrs. Archibald and Ralston were each credited with a prorated award of 178.3516 stock units, with an aggregate grant date fair value of $51,667. The grant date fair value of these awards was the closing price of our stock ($289.69) on the date of the grant (January 31, 2019). Ms. Reed-Klages was credited with 67.3401 stock units with an aggregate grant date fair value of $25,833. The grant date fair value was $383.62 per share on the date of grant (December 2, 2019). The outstanding number of stock units credited to each director under the Directors Equity Plan (and the comparable predecessor plans) as of December 31, 2019 was: Mr. Akerson 3,959; Mr. Burritt 9,386; Mr. Carlson 2,749; Mr. Ellis 20,527; Mr. Falk 10,612; Ms. Gordon 1,947; Ms. Hollub 797; Mr. Johnson 1,009; Mr. Ralston 18,969; Ms. Reed-Klages 67 and Mr. Taiclet 1,009.

All Other Compensation (Column (g))

Perquisites and other personal benefits provided to directors did not exceed $10,000. All other compensation includes matching contributions made to eligible universities, colleges, and other non-profit organizations under the Corporation's matching gift programs. The Corporation's matching contribution includes the following charitable contributions made in 2019 or to be made by the Corporation in 2020 to match a contribution in the prior year: Mr. Archibald $10,000; Mr. Carlson $1,000; Mr. Falk $10,000; Ms. Gordon $12,000; and Ms. Hollub $2,000. The matching gift programs are the same as the programs generally available to employees. Other amounts include tax assistance on travel expenses for a spouse accompanying a director while on business travel.

Security Ownership of Management and Certain Beneficial Owners

Directors and Executive Officers

The following table shows Lockheed Martin common stock beneficially owned by and stock units credited to each NEO, director, nominee and all NEOs, directors, nominees and other executive officers as a group as of February 24, 2020. Except as otherwise noted, the named individuals had sole voting and investment power with respect to such securities. No director, nominee or NEO, individually or as a group, beneficially owned more than one percent of our outstanding common stock. All amounts are rounded to the nearest whole share. No shares have been pledged. The address of each director, nominee and executive officer is c/o Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817.

Name	Common Stock [1] [2]	Stock Units*	Total
Daniel F. Akerson	7,500	4,332 [4]	11,832
Richard F. Ambrose	332	21,355 [6,7,8]	21,687
Dale P. Bennett	46,642	24,554 [6,7,8]	71,196
David B. Burritt	6,498	16,579 [4,5]	23,078
Bruce A. Carlson	768	2,735 [4,5]	3,503
James F. Dunford, Jr.	0	0	0
James O. Ellis, Jr.	19,485	1,615 [4]	21,100
Michele A. Evans	408	9,420 [6,7,8]	9,829
Thomas J. Falk	5,250 [3]	10,985 [4]	16,235
Ilene S. Gordon	750	2,319 [4]	3,069
Marillyn A. Hewson	122,300	36,166 [6,7,8]	158,466
Vicki A. Hollub	797	640 [4,5]	1,437
Jeh C. Johnson	1,009	373 [4]	1,381
Kenneth R. Possenriede	2,766	9,063 [6,7,8]	11,829
Debra L. Reed-Klages	222	373 [4]	595
Frank A. St. John	1	7,050 [6,7,8]	7,051
James D. Taiclet, Jr.	2,363	373 [4]	2,735
Bruce L. Tanner	49,437	12,897 [6,8]	62,335
All directors, nominees and executive officers as a group (22 individuals)	281,208	185,827	467,036

*   Does not include PSUs.

[1]   Includes common stock not currently owned but which could be acquired within 60 days through the exercise of stock options for Ms. Hewson 82,935. Includes shares payable at termination with respect to vested stock units credited under the Directors Equity Plan for which a director has elected payment in stock for Mr. Burritt 495; Mr. Carlson 768; Mr. Ellis 19,285; Ms. Hollub 797; Mr. Johnson 1,009; Ms. Reed-Klages 67; and Mr. Taiclet 1,009. Units for which a director has elected payment in cash are reported in the "Stock Units" column. There are no voting rights associated with stock units.

[2]   Includes shares attributable to the participant's account in the Lockheed Martin Salaried Savings Plan for Mr. Ambrose 332; Mr. Bennett 9,263; Ms. Evans 408; Ms. Hewson 502; Mr. Possenriede 773; and Mr. Tanner 16. Participants have voting power and investment power over the shares.

[3]   Represents shares beneficially owned by Mr. Falk and his spouse through a family limited partnership.

[4]   Represents stock units under the Directors Equity Plan for which directors have elected to receive distributions of units in the form of cash and unvested stock units credited on January 30, 2020 (annual equity award 372.7919) for Mr. Akerson 4,332; Mr. Burritt 9,263; Mr. Carlson 2,354; Mr. Ellis 1,615; Mr. Falk 10,985; Ms. Gordon 2,319; Ms. Hollub 373; Mr. Johnson 373; Ms. Reed-Klages 373; and Mr. Taiclet 373. There are no voting rights associated with stock units.

[5]   Represents stock units under the Directors Deferred Compensation Plan representing deferred cash compensation for Mr. Burritt 7,316; Mr. Carlson 381 and Ms. Hollub 268. The stock units (including dividend equivalents credited as stock units) are distributed in the form of cash. There are no voting rights associated with stock units.

(6) Includes stock units attributable to the participant's account under the DMICP (including any units credited for deferred LTIP awards) for Mr. Ambrose 11,752; Mr. Bennett 14,215; Ms. Evans 3,279; Ms. Hewson 8,990; Mr. Possenriede 1,857; Mr. St. John 136; and Mr. Tanner 4,988. Although most of the units will be distributed following termination or retirement in shares of stock, none of the units are convertible into shares of stock within 60 days of February 24, 2020. There are no voting rights associated with stock units.

(7) Includes stock units attributable to the participant's account under the NQSSP for Mr. Ambrose 2,971; Mr. Bennett 3,659; Ms. Evans 937; Ms. Hewson 3,741; Mr. Possenriede 1,948; and Mr. St. John 3. Amounts credited to a participant's account in the NQSSP are distributed in cash following termination of employment. There are no voting rights associated with stock units.

(8) Includes unvested RSUs for Mr. Ambrose 6,632; Mr. Bennett 6,680; Ms. Evans 5,205; Ms. Hewson 23,435; Mr. Possenriede 5,258; Mr. St. John 6,911; and Mr. Tanner 7,909. Each RSU represents a contingent right to receive one share of common stock. There are no voting rights associated with RSUs.

Security Ownership of Certain Beneficial Owners

The following table shows information regarding each person known to be a "beneficial owner" of more than 5% of our common stock. For purposes of this table, beneficial ownership of securities generally means the power to vote or dispose of securities, or the right to acquire securities within 60 days that may be voted or disposed of, regardless of any economic interest in the securities. All information shown is based on information reported by the filer on a Schedule 13G filed with the SEC on the dates indicated in the footnotes to this table.

Name and Address	Amount of Common Stock	Percent of Outstanding Shares
State Street Corporation and State Street Bank and Trust Company[1] State Street Financial Center One Lincoln Street Boston, MA 02111	43,331,030	15.4%
The Vanguard Group[2] 100 Vanguard Boulevard Malvern, PA 19355	22,689,364	8.0%
BlackRock, Inc.[3] 55 East 52nd Street New York, NY 10055	18,509,015	6.6%
Capital World Investors[4] 333 South Hope Street Los Angeles, CA 90071	16,955,358	6.0%

(1) As reported on a Schedule 13G filed on February 14, 2020 by State Street Corporation on behalf of itself and specified direct and indirect subsidiaries (State Street) in their various fiduciary and other capacities. State Street had shared voting power with respect to 42,483,152 shares and shared dispositive power with respect to 43,328,635 shares and did not have sole dispositive or sole voting power over any shares. State Street Bank and Trust Company (SSBTC) is the trustee and State Street Global Advisors Trust Company (SSGA) is the independent fiduciary and investment manager for Lockheed Martin common stock held in a master trust for Lockheed Martin benefit plans. SSBTC beneficially owns 34,661,003 of the 43,331,030 shares held by State Street of which 33,267,657 shares are held in its capacity as trustee for Lockheed Martin employee benefit plans and had shared voting power over 34,661,003 shares and shared dispositive power over 1,393,346 shares. SSGA beneficially owns 38,103,726 shares of the 43,331,030 shares held by State Street of which 33,267,657 were held by SSGA as independent fiduciary and investment manager for Lockheed Martin employee benefit plans and had shared voting power over 37,478,895 shares and shared dispositive power over 38,103,062 shares.

(2) As reported on a Schedule 13G/A filed on February 12, 2020 by The Vanguard Group. The Vanguard Group had sole dispositive power over 22,275,543 shares, shared dispositive power over 413,821 shares, sole voting power over 374,691 shares and shared voting power over 64,172 shares.

(3) As reported on a Schedule 13G/A filed on February 5, 2020 by BlackRock, Inc. BlackRock, Inc. and its subsidiaries had sole dispositive power over 18,509,015 shares and sole voting power over 16,686,234 shares and did not have shared dispositive or shared voting power over any shares.

(4) As reported on a Schedule 13G/A filed on February 14, 2020 by Capital World Investors (Capital World), a division of Capital Research and Management Company. Capital World had sole dispositive power over 16,955,358 shares and sole voting power over 16,953,998 shares and did not have shared dispositive or shared voting power over any shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors (and persons who own more than 10% of our equity securities) to file reports of ownership and changes in ownership with the SEC. Based solely on our review of forms filed electronically with the SEC and written representations from reporting persons, the Corporation has determined that no reporting person known to it was delinquent with respect to their reporting obligations during 2019 or prior years, except for the Form 3 filed on October 11, 2018 on behalf of Michele A. Evans, which inadvertently omitted a restricted stock unit award granted on January 26, 2017, due to an administrative error. An amended Form 3 was filed for Ms. Evans on January 28, 2020.

Stockholder Proposal to Adopt Stockholder Action by Written Consent

- Stockholders already have the right to call a special meeting at any time.
- Written consent is duplicative of this right, but without important protections and advantages afforded by the stockholder meeting process.
- Strong existing corporate governance policies provide stockholders multiple means to express their views and ensure Board accountability.



The Board unanimously recommends that you vote AGAINST Proposal 5.

Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, the beneficial owner of no less than 25 shares of common stock of the Corporation having a market value greater than $2,000, has notified the Corporation that he intends to present the following proposal at this year's Annual Meeting. We have reprinted the proposal as submitted to us, and the Corporation is not responsible for its contents or any inaccuracies contained therein.

Proposal 5 - Right to Act by Written Consent

Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to give shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any appropriate topic for written consent.

Dozens of Fortune 500 companies provide for both shareholder rights - to act by written consent and to call a special meeting.

Our higher 25% threshold for shareholders to call a special meeting has bureaucratic pitfalls that trigger minor shareholder errors that could mean that 50% of shares would need to ask for a special meeting in order to be sure of obtaining the threshold of 25% of requests without errors. One can be sure that management will have an eagle eye to spot any errors.

The right for shareholders to act by written consent is gaining acceptance as a more important right than the right to call a special meeting. This also seems to be the conclusion of the Intel Corporation (INTC) shareholder vote at the 2019 Intel annual meeting.

The directors at Intel apparently thought they could divert shareholder attention away from written consent by making it easier for shareholders to call a special meeting. However Intel shareholders responded with greater support for written consent in 2019 compared to 2018.

Written consent won 45%-support at The Bank of New York Mellon Corporation (BK) in 2018. In response to the 45%-vote BK adopted written consent in 2019.

Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle like the election of a new director.

This proposal may be more important because due to a court ruling our board may now be legally required to permit removal of a director by a majority vote of shareholders with or *without cause*.

This proposal topic would have received majority support at our 2018 annual meeting if our management had simply allowed shareholders to make up their own minds. This is a proposal topic that can gain increased shareholder support even if management opposes it. For instance Flowserve Corporation opposed this proposal topic and support increased from 43% to 51% in one-year. In regard to previous shareholder votes on shareholder proposals it is significant to note that the LMT annual meeting proxy is misleading. It fails to disclose that LMT has an extra hurdle to validate proponent stock ownership that are not requested by 99% of companies.


Please vote yes:
Right to Act by Written Consent - Proposal 5


Board of Directors Statement in Opposition to Proposal 5

The Board recommends that stockholders vote AGAINST this proposal because the Board views the requested change as not in the best interests of the stockholders and unnecessary given the Corporation's strong corporate governance practices and Board accountability to stockholders, as described below.

- **Our stockholders already have the right to call a special meeting at any time**. Any stockholder who individually owns 10 percent, or stockholders who in the aggregate own 25 percent, of our outstanding common stock may demand the calling of a special meeting to consider any business properly before the stockholders. This threshold is half (or less) of what would be necessary to act by written consent under the proposal. The proposal would be duplicative of this existing stockholder right to call a special meeting, but without important protections and advantages afforded by the stockholder meeting process. See "Stockholder Right to Call Special Meeting" on page 29.

- **The Board believes allowing stockholders to act by written consent circumvents the deliberative stockholder meeting process**. This could result in an unfair and unsound process because it allows stockholders to take action without complying with the procedural safeguards inherent in the stockholder meeting process. Action by written consent does not require that all stockholders receive notice of the written consent proposal, be given adequate time to review the subject matter of the proposal, be given the opportunity to consider alternative views on the proposal, or be afforded the opportunity to debate the merits of the proposal at an open meeting. The Board believes that requiring stockholder business be acted upon at a meeting is an inherently more structured, democratic and open process and helps to ensure the accuracy and completeness of information presented to all stockholders for their consideration.

- **Written consent provides a greater opportunity for abuse**. The proposal does not impose any ownership requirements on the stockholders soliciting written consent and, as a result, it could be initiated by a single stockholder holding a very small number of shares. It may encourage short-term stock ownership manipulation by a small group of investors (including those who accumulate a short-term voting position through borrowed shares) to advance a special agenda that may be contrary to the long-term best interests of the Corporation and its stockholders. The proposed arrangement may result in frequent special interest demands or complaints relating to the ordinary business of the Corporation that distract management and the Board and may result in significant administrative burdens and expense. It may also create confusion because multiple groups of stockholders would be able to solicit written consents simultaneously, some of which may be duplicative or contradictory.

- **We have a long-standing commitment to sound corporate governance practices and an active investor engagement program to ensure Board accountability**. At the direction of the Board, the Corporation engages directly with its stockholders throughout the year to seek their views on an array of issues, including corporate governance matters. In addition to the right to call a special meeting, in 2016 the Board proactively adopted proxy access and in 2017 the Board proactively amended the Corporation's Bylaws to provide that the stockholders have the power to amend the Corporation's Bylaws. Our Board has also demonstrated its commitment to Board refreshment and to the election of highly qualified independent directors who bring diverse perspectives to our Board with skills that are aligned with our long-term business strategy. All directors are elected annually by our stockholders and we provide for majority voting for directors with a resignation policy. Over the past five years seven new independent directors have been added to the Board and the average tenure of the Board has decreased to five years. In 2019, the Board also elected a new independent Lead Director.

- **Substantially identical proposals were rejected by the Corporation's stockholders in 2018, 2015, 2014, 2013 and 2011**. This will be the sixth time in the past nine years that the same proponent has proposed a substantially similar proposal and each of the past five times stockholders have rejected such a proposal. The Board is unaware of any developments since the last time stockholders rejected such a proposal in 2018 that should change stockholders' views on this proposal.

The Board will continue to review corporate governance best practices and adopt those practices that it believes, in light of the circumstances, serve the best interests of the Corporation and our stockholders.

Questions and Answers About the Annual Meeting

Do I need an admission ticket to attend the Annual Meeting?

Yes. You (and one family member guest) must present both an admission ticket and valid, government-issued photographic identification to attend the Annual Meeting. Please follow the advance registration instructions on page 96. Anyone not presenting an admission ticket and valid, government-issued photographic identification, will not be admitted into the Annual Meeting.

Who is entitled to vote at the Annual Meeting?

Holders of our common stock at the close of business on February 24, 2020 (the Record Date) are entitled to attend and vote their shares at the Annual Meeting. As of the Record Date, there were 281,868,391 shares outstanding. Each share outstanding on the Record Date is entitled to one vote on each proposal presented at the Annual Meeting. This includes shares held through Lockheed Martin Direct Invest, our dividend reinvestment and stock purchase plan, and through our employee benefit plans. Your proxy card shows the number of shares held in your account(s) as of the Record Date.

What is the difference between holding shares as a registered stockholder and as a beneficial owner?

If your shares are registered directly in your name with our transfer agent, Computershare Trust Company, N.A. (Computershare), you are considered the "registered stockholder" of those shares. We mail the Proxy Materials and our Annual Report to you directly.

If your shares are held in a stock brokerage account or by a bank or other nominee (street name), you are considered the "beneficial owner" of the shares that are registered in street name. In this case, the Proxy Materials and our Annual Report were forwarded to you by your broker, bank or other nominee. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote your shares by following the voting instructions included in the mailing.

Employees with shares allocated to an employee benefit plan account will vote shares allocated to their benefit plan account electronically and will not receive a paper mailing for those shares. Employees should review the information on procedures for voting by plan participants on page 92.

What am I voting on and what are the Board voting recommendations?

Our stockholders will be voting on the following proposals if properly presented:

Proposal	Description	Board Voting Recommendations	Page
1	Election of Directors	**FOR ALL DIRECTOR-NOMINEES**	10
2	Ratification of Appointment of Ernst & Young LLP as our Independent Auditors for 2020	**FOR**	33
3	Advisory Vote to Approve the Compensation of our Named Executive Officers (Say-on-Pay)	**FOR**	36
4	Management Proposal to Approve the Lockheed Martin Corporation 2020 Incentive Performance Award Plan	**FOR**	74
5	Stockholder Proposal to Adopt Stockholder Action by Written Consent	**AGAINST**	88

Can other matters be decided at the Annual Meeting?

At the time this Proxy Statement went to press, we were not aware of any other matters to be presented at the Annual Meeting. If other matters are properly presented for consideration at the Annual Meeting, the proxy holders appointed by our Board (who are named on your proxy card if you are a registered stockholder) will have the discretion to vote on those matters in accordance with their best judgment on behalf of stockholders who provide a valid proxy by Internet, by telephone or by mail if you received it by mail.

What is the procedure for voting?

If your shares are registered in your name, you can vote using any of the methods described below.

- If your shares are held in the name of a broker, bank, or other nominee, your nominee will provide you with instructions on the procedure for voting your shares. Employees with shares allocated to an employee benefit plan account should review the information on procedures for voting by employees on page 92.

- If you hold shares in multiple accounts, you may receive multiple Proxy Material packages (electronically and/or by mail). Please be sure to vote all of your Lockheed Martin shares in each of your accounts in accordance with the voting instructions you receive.

By Internet or Telephone

You can vote your shares via the Internet at *www.investorvote.com*. Please have your proxy card in hand when you go online. You will have an opportunity to confirm your voting selections before your vote is recorded.

You can vote your shares by telephone by calling toll free 1-800-652-8683 within the U.S., Canada, and Puerto Rico, or 1-781-575-2300 from other locations. Please have your proxy card in hand when you call. You will have an opportunity to confirm your voting selections before your vote is recorded.

Internet and telephone voting facilities for registered stockholders will be available 24 hours a day until 1:00 a.m., EDT, on April 23, 2020. If you vote your shares on the Internet or by telephone, you do not have to return your proxy card.

The availability of Internet and telephone voting for beneficial owners will depend on the voting processes of your broker, bank or other nominee. You should follow the voting instructions in the materials that you received from your nominee.

By Mail

If you received your Proxy Materials by mail, mark, date and sign the proxy card and return it in the postage prepaid envelope provided. If voting instructions are provided, shares represented by the proxy card will be voted in accordance with the voting instructions.

If you want to vote in accordance with the Board's recommendations, sign, date and return the proxy card without marking it. The named proxy holders will vote signed but unmarked proxy cards in accordance with the Board's recommendations.

If you are a registered stockholder, and the postage prepaid envelope is missing, please mail your completed proxy card to Lockheed Martin Corporation, c/o Computershare Investor Services, P.O. Box 505045, Louisville, KY 40233-9718.

In Person at the Annual Meeting

All registered stockholders can vote in person at the Annual Meeting. Voting your proxy electronically via the Internet, by telephone or by mail does not limit your right to vote at the Annual Meeting.

- Designating a proxy. You also can choose to be represented by another person at the Annual Meeting by executing a legally valid proxy designating that person to vote on your behalf. You must properly pre-register your designee by following the instructions on page 96.

- Beneficial owners. If you are a beneficial owner of shares, you must obtain a legally valid proxy from your broker, bank or other nominee and present it to the inspectors of election with your ballot to be able to vote at the Annual Meeting.

A legal proxy is an authorization from you (if you are a registered stockholder), or your broker, bank or other nominee (if you are a beneficial owner) to vote the shares held in your name or in the nominee's name that satisfies Maryland law and the SEC requirements for proxies.

Can I change my proxy vote?

Yes. If you are a registered stockholder, you can change your proxy vote or revoke your proxy at any time before the Annual Meeting by:

- returning a signed proxy card with a later date;

- authorizing a new vote electronically through the Internet or by telephone;

- delivering a written revocation of your proxy to Lockheed Martin Corporation, Attention: Senior Vice President, General Counsel and Corporate Secretary, 6801 Rockledge Drive, Bethesda, MD 20817, before your original proxy is voted at the Annual Meeting; or

- submitting a written ballot at the Annual Meeting.

If you are a beneficial owner of shares, you can submit new voting instructions by contacting your broker, bank or other nominee. You also can vote in person at the Annual Meeting if you obtain a legal proxy from your bank, broker or other nominee (the registered stockholder) as described in the answer to the previous question.

Your personal attendance at the Annual Meeting does not revoke your proxy. Unless you vote at the Annual Meeting, your last valid proxy prior to or at the Annual Meeting will be used to cast your vote.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain voting instructions will be voted:

- **FOR** the election of the twelve director-nominees listed in this proxy statement (Proposal 1);

- **FOR** the ratification of the appointment of Ernst & Young LLP, an independent registered public accounting firm, as our independent auditors for the 2020 fiscal year (Proposal 2);

- **FOR** the advisory vote to approve the compensation of our named executive officers (Say-on-Pay) (Proposal 3);

- **FOR** the approval of the Lockheed Martin Corporation 2020 Incentive Performance Award Plan (Proposal 4);

- **AGAINST** the stockholder proposal to adopt stockholder action by written consent (Proposal 5); and

- In the best judgment of the named proxy holders if any other matters are properly brought before the Annual Meeting.

How do I vote if I participate in one of the Corporation's 401(k) or defined contribution plans?

As a participant in one of our employee 401(k) or defined contribution plans, you can direct the plan trustees how to vote shares allocated to your account(s) on a proxy voting direction or instruction card, electronically through the Internet or by telephone. Most active employees who participate in these benefit plans will receive an email notification announcing Internet availability of the Proxy Materials and how to submit voting directions.

If you do not provide timely directions to the plan trustee, shares allocated to your account(s) will be voted by the plan trustee depending on the terms of your plan or other legal requirements.

Plan participants may attend the Annual Meeting, but may not vote plan shares at the Annual Meeting. If you wish to vote, whether you plan to attend the Annual Meeting or not, you should direct the trustee of your plan(s) how you wish to vote your plan shares no later than 11:59 p.m., EDT, on April 20, 2020.

How many shares must be present to hold the Annual Meeting?

In order for us to lawfully conduct business at our Annual Meeting, a majority of the shares outstanding and entitled to vote as of the Record Date, must be present in person or by proxy. This is referred to as a quorum. Your shares are counted as present at the Annual Meeting if you attend the Annual Meeting and vote in person or abstain from voting, or if you properly return a proxy by Internet, by telephone or by mail in advance of the Annual Meeting and do not revoke the proxy.

Will my shares be voted if I don't provide my proxy or instruction card?

Registered Stockholders

If your shares are registered in your name, your shares will not be voted unless you provide a proxy by Internet, by telephone, by mail, or vote in person at the Annual Meeting.

Plan Participants

If you are a participant in one of our employee 401(k) or defined contribution plans and you do not provide timely directions to the plan trustee, shares allocated to your account(s) will be voted by the plan trustee depending on the terms of your plan and other legal requirements.

Beneficial Owners

If you hold shares through an account with a broker and you do not provide voting instructions, under NYSE rules, your broker may vote your shares on routine matters only. The ratification of the appointment of Ernst & Young LLP (Proposal 2) is considered a routine matter, and your broker can therefore vote your shares on that Proposal even if you do not provide voting instructions. Proposals 1, 3, 4 and 5 are not considered routine matters, and your broker cannot vote your shares on those Proposals unless you provide voting instructions. Votes withheld by brokers in the absence of voting instructions from a beneficial owner are referred to as "broker non-votes."

Multiple Forms of Ownership

The Corporation cannot provide a single proxy or instruction card for stockholders who own shares in multiple forms as registered stockholders, plan participants or beneficial owners. As a result, if your shares are held in multiple types of accounts, you must submit your votes for each type of account in accordance with the instructions you receive for that account.

What is the vote required for each proposal?

For Proposal 1, the votes that stockholders cast "FOR" a director-nominee must exceed the votes that stockholders cast "AGAINST" a director-nominee to approve the election of each director-nominee. For each of Proposals 2, 3, 4 and 5 the affirmative vote of a majority of the votes cast is required to approve the proposal.

"Votes cast" excludes broker non-votes and, other than in the case of Proposal 4, excludes abstentions. Proposals 2, 3 and 5 are advisory and non-binding. However, the Board will review the voting results on these proposals and take the results into account when making future decisions regarding these matters.

What is the effect of an abstention?

A stockholder who abstains on some or all matters is considered present for purposes of determining if a quorum is present at the Annual Meeting, but an abstention is not counted as a vote cast under Maryland law. For matters requiring a vote under the NYSE listing rules, such as Proposal 4, however, the NYSE requires that abstentions be treated as votes cast. Accordingly, an abstention has no effect on the vote on any proposal other than Proposal 4. For Proposal 4, an abstention has the same effect as a vote against the proposal.

What is the effect of a broker non-vote?

If a broker casts a vote on Proposal 2 (Ratification of Auditors), the vote will be included in determining whether a quorum exists for holding the meeting. The broker does not have authority to vote on the other proposals absent directions from the beneficial owner.

As a result, if the beneficial owner does not vote on Proposals 1, 3, 4 or 5 so that there is a "broker non-vote" on those items, the broker non-votes do not count as votes cast for that proposal and have no effect on the proposal. Thus, a broker non-vote on these proposals will not impact our ability to obtain a quorum, will not affect the outcome with respect to the election of directors and will not otherwise affect the outcome of the vote on a proposal that requires the affirmative vote of a majority of the votes cast on the proposal.

Who will count the votes?

Representatives of Computershare will tabulate the votes and act as inspectors of election for the Annual Meeting.

Where can I find the voting results of the Annual Meeting?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspectors of election and disclosed by the Corporation in a Current Report on Form 8-K filed with the SEC within four business days following the Annual Meeting.

What is "householding" and how does it affect me?

We have adopted a procedure approved by the SEC called "householding." Under this procedure, we send only one Annual Report and Proxy Statement to eligible stockholders who share a single address, unless we have received instructions to the contrary from any stockholder at that address. This practice is designed to reduce our printing and postage costs. Stockholders who participate in householding will continue to receive separate proxy cards. We do not use householding for any other stockholder mailings, such as dividend checks, Forms 1099 or account statements.

If you are eligible for householding, but received multiple copies of the Annual Report and Proxy Statement and prefer to receive only a single copy of each of these documents for your household, please contact Computershare, Shareholder Relations, P.O. Box 505000, Louisville, KY 40233-5000, or call 1-877-498-8861. If you are a registered stockholder residing at an address with other registered stockholders and wish to receive a separate Annual Report or Proxy Statement at this time or in the future, we will provide you with a separate copy. To obtain this copy, please contact Computershare as indicated above. If you own shares through a broker, bank, or other nominee, you should contact the nominee concerning householding procedures.

Can I receive a copy of the Annual Report?

Yes. We will provide a copy of our Annual Report without charge, upon written request, to any registered or beneficial owner of common stock entitled to vote at the Annual Meeting. Requests should be made in writing addressed to Investor Relations, Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817, by calling Lockheed Martin Stockholder Direct at 1-800-568-9758, or by accessing the Corporation's website at *www.lockheedmartin.com/investor*.

Can I view the Proxy Statement and Annual Report on the Internet?

Yes. The Proxy Statement and Annual Report are available on the Internet at *www.edocumentview.com/LMT*. Subject to the "householding" procedures above, all stockholders will receive paper copies of the Proxy Statement, proxy card and Annual Report by mail unless the stockholder has consented to electronic delivery or is an employee with shares allocated in an employee benefit plan. The SEC also maintains a website at *www.sec.gov* that contains reports, proxy statements, and other information regarding Lockheed Martin.

Can I choose to receive the Proxy Statement and Annual Report on the Internet instead of receiving them by mail?

Yes. If you are a registered stockholder or beneficial owner, you can elect to receive future Annual Reports and Proxy Statements on the Internet only and not receive copies in the mail by visiting Shareholder Services at *www.lockheedmartin.com/investor* and completing the online consent form. Your request for electronic transmission will remain in effect for all future Annual Reports and Proxy Statements, unless withdrawn. Withdrawal procedures also are available on this website.

Most active employees who participate in the Corporation's 401(k) and defined contribution plans will receive an email notification announcing Internet availability of the Proxy Materials. A paper copy will not be provided unless requested by the employee following the instruction in the email notification.

Who pays the cost of this proxy solicitation?

The Corporation pays the cost of soliciting proxies on behalf of the Board for the Annual Meeting. We may solicit proxies by Internet, by telephone, by mail or in person. We may make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send Proxy Materials to beneficial owners on our behalf. We reimburse them for their reasonable expenses. We have retained Morrow Sodali LLC, 470 West Avenue, Stamford, CT 06902 to aid in the solicitation of proxies and to verify related records for a fee of $45,000, plus expenses. To the extent necessary to ensure sufficient representation at the Annual Meeting, we may request the return of proxies by mail, express delivery, courier, telephone, Internet or other means. Stockholders are requested to return their proxies without delay.

How do I submit a proposal or nomination for the Annual Meeting of Stockholders in 2021?

Address to Submit a Stockholder Proposal: Any stockholder who wishes to submit a proposal or nominate a director for consideration at the 2021 Annual Meeting must send their proposal to Lockheed Martin Corporation, Attention: Senior Vice President, General Counsel and Corporate Secretary, 6801 Rockledge Drive, Bethesda, MD 20817.

Deadline and Submission Requirements for Stockholder Proposals: There are separate requirements for stockholder proposals under SEC Rule 14a-8 and proposals under our proxy access bylaw provision as stated below. A copy of our Bylaws can be found at *www.lockheedmartin.com/corporate-governance.*

Type of Proposal	Deadline	Submission Requirements
Stockholder Proposal to be included in our proxy statement and proxy card	November 11, 2020	Must comply with applicable SEC Rules (including SEC Rule 14a-8); see also Staff Legal Bulletin 14, which may be found at *www.sec.gov*
Proxy Access Nominee - stockholder nomination of director to be included in our proxy statement and proxy card	Must be received between October 12, 2020 and November 11, 2020	Must provide the information required under our Bylaws, including Section 1.11
Stockholder Proposal or Director Nominee not intended to be included in our proxy statement and proxy card	Must be received between October 12, 2020 and November 11, 2020	Must provide the information required under our Bylaws, including Section 1.10

How can I contact the Corporation's non-management directors?

Stockholders and all interested parties may communicate with the independent Lead Director or with the non-management directors as a group. If you wish to raise a question or concern to the independent Lead Director or the non-management directors as a group, you may do so by writing to the independent Lead Director by email at *Lead.Director@lmco.com*. You also may write to the independent Lead Director or Non-Management Directors, c/o Senior Vice President, General Counsel and Corporate Secretary, Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817.

Our Senior Vice President, General Counsel and Corporate Secretary or her delegate reviews all correspondence sent to the Board. The Board has authorized our Senior Vice President, General Counsel and Corporate Secretary or her delegate to respond to correspondence regarding routine stockholder matters and services (e.g., stock transfers, dividends, etc.). Correspondence from stockholders relating to accounting, internal controls or auditing matters are brought to the attention of the Audit Committee. All other correspondence is forwarded to the independent Lead Director who determines whether distribution to a Board committee or to the full Board for review is appropriate. Any director may, at any time, review a log of all correspondence addressed to the Board and request copies of such correspondence.

Can I find additional information on the Corporation's website?

Yes. Although the information contained on our website is not part of this Proxy Statement, you will find information about the Corporation and our corporate governance practices at *www.lockheedmartin.com/corporate-governance*. Our website contains information about our Board, Board committees, Charter, Bylaws, Code of Conduct, Governance Guidelines and information about insider transactions. Stockholders may obtain, without charge, hard copies of the above documents by writing to Investor Relations, Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817.

Attending the Annual Meeting

Location

The meeting location, parking details and directions are provided on the back cover of this Proxy Statement. No parking is available at the Center for Leadership Excellence. If you plan to drive, proceed to the parking lot and a shuttle will take you to the Auditorium. Please plan additional time in your schedule for the shuttle. Shuttle service will begin at 7:15 a.m. The Annual Meeting will begin promptly at 8:00 a.m.

Admission to the Annual Meeting

Attendance at the Annual Meeting is limited to Lockheed Martin stockholders as of the Record Date (or a named and properly authorized representative), and one family member guest. We reserve the right to limit the number of non-stockholder, family member guests who may attend the Annual Meeting. All attendees must pre-register. An admission ticket will be mailed to you.

Security Check

For security reasons, an admission ticket and valid, government-issued photographic identification (such as a driver's license or passport) are required to enter the Annual Meeting. You also will be required to enter through a security check point before being granted access into the Annual Meeting. All hand-carried items will be subject to inspection and will be screened at the door. Cameras, cell phones, electronic devices, bags, briefcases and packages will not be permitted in the meeting. The Corporation may implement additional security procedures to ensure the safety of the meeting attendees.

Registration Deadline

If you would like to attend the Annual Meeting, please follow the instructions below to pre-register. You are permitted one guest who must be a family member. You must also pre-register your guest and provide his or her name and address. Your request to pre-register must be received by Thursday, April 16, 2020. An admission ticket will be mailed to you.

Advance Registration Instructions

- **Registered Stockholders.** If you are a registered stockholder (your shares are held in your name), you must pre-register and obtain an admission ticket by (i) checking the appropriate box on the Internet voting site, (ii) following the prompts on the telephone voting site or (iii) marking the appropriate box on your proxy card.

- **401(k) Participants.** If you are a participant in the Lockheed Martin 401(k) or defined contribution plans, and you received a notice of Internet availability of Proxy Materials or you received your Proxy Materials by email, you must pre-register to attend the Annual Meeting (but may not vote plan shares at the meeting). You must pre-register and obtain an admission ticket by (i) checking the appropriate box on the Internet voting site, (ii) following the prompts on the telephone voting site, or (iii) marking the appropriate box on your proxy voting direction card.

- **Beneficial Owners**. If you are a beneficial owner (your shares are held through a broker, bank or other nominee), you must pre-register and obtain an admission ticket by contacting the Corporation at: **Lockheed Martin Corporation, Office of the Corporate Secretary, Mail Point 700, 6801 Rockledge Drive, Bethesda, MD 20817, or faxing a request to (301) 897-6960**. Provide your name, mailing address and evidence of your stock ownership as of the Record Date. A copy of your brokerage or bank statement will suffice as evidence of ownership, or you can obtain a letter from your broker or bank.

- **Stockholder Proponent.** If you are a stockholder proponent and have submitted a proposal that will be presented at the Annual Meeting, you must pre-register and obtain an admission ticket by contacting the Corporation at: **Lockheed Martin Corporation, Office of the Corporate Secretary, Mail Point 700, 6801 Rockledge Drive, Bethesda, MD 20817, or faxing a request to (301) 897-6960.**

Additional Information and Other Matters

Appendix A: Lockheed Martin Corporation 2020 Incentive Performance Award Plan

SECTION 1. Purpose.

The purpose of this Plan is to promote the interests of the Corporation and its stockholders by providing eligible employees with incentives and rewards to encourage them to continue in the service of the Corporation or any of its Subsidiaries and with an ownership interest in the Corporation to encourage them to pursue the long-term growth, profitability, and financial success of the Corporation and its Subsidiaries.

SECTION 2. Definitions; Rules of Construction.

(a) Defined Terms. The terms defined in this Section have the following meanings when used in this Plan:

 "Award" means an award granted pursuant to Section 4.

"Award Agreement" means an agreement described in Section 6 between the Corporation and a Participant, setting forth the terms and conditions of an Award granted to a Participant.

"Beneficiary" means a person or persons (including a trust or trusts) validly designated as a Participant's beneficiary under this Plan in accordance with the procedures of this Plan's recordkeeper, as such designation may be updated from time to time.

"Board of Directors" or "Board" means the Board of Directors of the Corporation.

"Cash-Based Awards" means Awards that, if paid, must be paid in cash and that are neither denominated in nor have a value derived from the value of, nor an exercise right or conversion privilege at a price related to, shares of Stock, as described in Section 4(a)(7).

"Change in Control" means a change in control as defined in Section 7(c).

"Code" means the Internal Revenue Code of 1986.

"Committee" means the Committee described in Section 8.

"Corporation" means Lockheed Martin Corporation.

"Date of Grant" means the date specified by the Committee as the date on which an Award is to be granted (which date may be no earlier than the date the resolution approving the Award is adopted by the Committee), or if no such date is specified by the Committee, the date on which the Committee adopts a resolution making the Award.

"DDE" means a Deferred Dividend Equivalent, which is a Dividend Equivalent that is accrued during the restricted period set forth in an Award Agreement and that becomes payable to a Participant upon the expiration or termination of such restricted period.

"Dividend Equivalent" means an amount equal to the cash dividends that would have been paid had a Participant owned the shares of Stock subject to an Award during the restricted period set forth in the applicable Award Agreement.

"Effective Date" means the date described in Section 10(c).

"Employee" means any officer (whether or not also a director) or any salaried employee of the Corporation or any of its Subsidiaries, but excludes, in the case of an Incentive Stock Option, an Employee of any Subsidiary that is not a "subsidiary corporation" of the Corporation as defined in Code Section 424(f).

"Exchange Act" means the Securities Exchange Act of 1934.

"Fair Market Value" means the closing sale price of the relevant security as reported by the New York Stock Exchange on its web site as the closing price (or, if the security is not so listed or if the principal market on which it is traded is not the New York Stock Exchange, such other reporting system as may be selected by the Committee) on the relevant date, or, if no sale of the security is reported for that date, the next preceding day for which there is a reported sale. The Committee will determine the Fair Market Value of any security that is not publicly traded, using criteria it determines, in its sole direction, to be appropriate for the valuation.

"GAAP" means generally accepted accounting principles in the United States.

Additional Information and Other Matters

"Insider" means any person who is subject to the reporting obligations of Section 16(a) of the Exchange Act.

"Option" means a Nonqualified Stock Option or an Incentive Stock Option as described in Section 4(a)(1) or (2), respectively.

"Other Stock-Based Award" means an Award as described in Section 4(a)(6).

 "Participant" means an Employee who is granted an Award pursuant to this Plan so long as the Award remains outstanding.

"Performance-Based Award" means an Award as described in Section 4(b).

"Performance Goals" means goals established by the Committee and evidenced in an Award Agreement based upon the achievement of one or more pre-established, objective measures of performance during a specified performance period. Performance Goals may be based upon one or more objective performance measures and expressed in either, or a combination of, absolute, average or relative values or as a percentage of an incentive pool. Such measures may include but are not limited to: backlog, cash flow, earnings, earnings per share, earnings per share growth, free cash flow per share, orders, percentage of free cash flow to stockholders, return on invested capital, sales, segment operating profit, segment return on invested capital or total stockholder return. Performance under any of the Performance Goals (A) may be used to measure the performance of (i) the Corporation and its Subsidiaries on a consolidated basis, (ii) the Corporation or any Subsidiary or Subsidiaries, or any combination thereof, or (iii) any one or more segments or business units of the Corporation and its Subsidiaries, in either case as the Committee determines in its sole discretion, and (B) may be compared to the performance of one or more of the companies or one or more published or specially constructed indices designated or approved by the Committee for comparison, as the Committee determines in its sole discretion.

"Plan" means this Lockheed Martin Corporation 2020 Incentive Performance Award Plan.

"Predecessor Plan" means the Lockheed Martin Corporation 2011 Incentive Performance Award Plan, as Amended and Restated January 24, 2019.

"Restricted Stock" means an Award as described in Section 4(a)(4).

"Rule 16b-3" means Rule 16b-3 under Section 16 of the Exchange Act.

 "SAR" means an Award as described in Section 4(a)(3).

 "Share-Based Awards" means Awards that are payable or denominated in or have a value derived from the value of, or an exercise right or conversion privilege at a price related to, shares of Stock, as described in Sections 4(a)(1) through (6).

 "Stock" means shares of common stock of the Corporation, par value $1.00 per share, subject to adjustments made under Section 7 or by operation of law.

"Stock Unit" means an Award as described in Section 4(a)(5).

"Subsidiary" means, as to any person, any corporation, association, partnership, limited liability company or other business entity of which 50 percent or more of the voting stock or other equity interests (in the case of entities other than corporations), is owned or controlled (directly or indirectly) by that entity, or by one or more of the Subsidiaries of that entity, or by a combination thereof.

"Tax" or "Taxes" means any U.S. Federal, state, local, or non-U.S. income, employment, or payroll tax, excise tax, or any other tax or assessment owed with respect to any Award or other payment due to a Participant under this Plan.

(b) Financial and Accounting Terms; Statutes, Rules and Regulations. Except as otherwise expressly provided herein or in an Award Agreement or the context otherwise requires, financial and accounting terms are used as defined for purposes of, and will be determined in accordance with, GAAP and as derived from the consolidated financial statements of the Corporation, prepared in the ordinary course of business and filed with the Securities and Exchange Commission from time to time. Except as otherwise expressly provided herein or in an Award Agreement or the context otherwise requires, references in this Plan to statutes, rules and regulations are references to those statutes, rules and regulations, or their successors, as amended from time to time.

(c) Rules of Construction. For purposes of this Plan and the Award Agreements, unless otherwise expressly provided or the context otherwise requires, the terms defined in this Plan include the plural and the singular, and pronouns of either gender or neuter include, as appropriate, the other pronoun forms.

SECTION 3. Eligibility.

Any one or more Awards may be granted to any individual who is an Employee on the Date of Grant and who is designated by the Committee to receive an Award, provided that no individual who beneficially owns Stock possessing five percent or more of the combined voting power of all classes of stock of the Corporation will be eligible to participate in this Plan.

SECTION 4. Awards.

(a) Type of Awards. The Committee may grant any of the following types of Awards, either separately or in combination with other Awards:

(1) Nonqualified Stock Options. A Nonqualified Stock Option is an Award in the form of an option to purchase Stock that is not intended to comply with the requirements of Code Section 422. The exercise price of each Nonqualified Stock Option granted under this Plan may be no less than the Fair Market Value of the Stock on the Date of Grant.

(2) Incentive Stock Options. An Incentive Stock Option is an Award in the form of an option to purchase Stock that is intended to comply with the requirements of Code Section 422. The exercise price of each Incentive Stock Option granted under this Plan may be no less than the Fair Market Value of the Stock on the Date of Grant. To the extent that the aggregate "fair market value" of Stock with respect to which one or more incentive stock options first become exercisable by a Participant in any calendar year exceeds $100,000, taking into account both Stock subject to Incentive Stock Options under this Plan and stock subject to incentive stock options under all other plans of the Corporation or of other entities referenced in Code Section 422(d)(1), the options will be treated as Nonqualified Stock Options. For this purpose, the "fair market value" of the Stock subject to options will be determined as of the Date of Grant.

(3) Stock Appreciation Rights. A Stock Appreciation Right or SAR is an Award in the form of a right to receive, upon surrender of the SAR, but without other payment, an amount based on appreciation in the value of Stock over a base price established in the Award, payable in cash, Stock or such other form or combination of forms of payout, at times and upon conditions as may be approved by the Committee. The minimum base price of a SAR granted under this Plan is the Fair Market Value of the underlying Stock on the Date of Grant, or, in the case of a SAR related to an Option (whether already outstanding or concurrently granted), the exercise price of the related Option.

(4) Restricted Stock. Restricted Stock is an Award of shares of Stock of the Corporation that are issued, but subject to restrictions on transfer and/or such other restrictions on incidents of ownership as the Committee may determine.

(5) Stock Units. A Stock Unit is an Award payable in cash or Stock and represented by a bookkeeping entry where the amount represented by the bookkeeping entry for each Stock Unit equals the Fair Market Value of a share of Stock on the Date of Grant and which amount will be subsequently increased or decreased to reflect the Fair Market Value of a share of Stock on any date from the Date of Grant up to the date the Stock Unit is paid to the Participant in cash or Stock. Stock Units are not outstanding shares of Stock and do not entitle a Participant to voting or other rights with respect to Stock; provided, however, that an Award of Stock Units (including Stock Units that are granted as Performance-Based Awards) may provide for the crediting of Dividend Equivalents or the crediting of additional Stock Units based on the value of dividends paid on Stock while the Award is outstanding, with such Dividend Equivalents payable only when the Award becomes payable in accordance with the vesting, forfeiture and Performance Goals applicable to the underlying Stock Units.

(6) Other Stock-Based Awards. An Other Stock-Based Award is an Award that is not an Option, Stock Appreciation Right, Restricted Stock, or Stock Unit, that is payable or denominated in or has a value derived from the value of, or an exercise right or conversion privilege at a price related to, shares of Stock.

(7) Cash-Based Awards. Cash-Based Awards are Awards granted pursuant to the provisions of Section 4(b) that provide Participants with the opportunity to earn a cash payment.

(b) Performance-Based Awards. A Performance-Based Award is any form of Award permitted under this Plan that is granted by the Committee to be earned based upon the level of performance of the Corporation, any Subsidiary or Subsidiaries of the Corporation, or any segments or business units of the Corporation, or a combination thereof, relative to one or more Performance Goals established by the Committee and evidenced in an Award Agreement for a performance period of not less than one year, and that is subject to the following provisions of this Section 4(b).

(1) For each Performance-Based Award, the Committee will determine the size of the Award, the Performance Goal(s), the performance period, the performance targets as to each of the Performance Goal(s), the level or levels of achievement necessary for award payments, and the weighting of the Performance Goals, if more than one Performance Goal is applicable. These determinations will be evidenced in the Award Agreement applicable to each Performance-Based Award.

Additional Information and Other Matters

(2) The Committee will have the authority to make equitable adjustments to the Performance Goals and/or performance targets in recognition of, among other things, unusual or non-recurring events affecting the Corporation or any Subsidiary or the financial statements of the Corporation or any Subsidiary, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the acquisition or divestiture of a business or segment of a business or to a change in accounting principles. To the extent necessary to avoid adverse accounting consequences, such adjustments will be specified in the Award Agreement applicable to a Performance-Based Award.

(c) Individual Limits on Awards.

(1) Share-Based Awards. The maximum number of shares of Stock that are issuable under this Plan pursuant to Share-Based Awards that are granted during any calendar year to any Participant will not exceed 1,000,000, subject to adjustment as provided in Section 7.

(2) Cash-Based Awards. The aggregate amount of compensation to be paid to any Participant in respect of those Cash-Based Awards that are granted during any calendar year will not exceed $10,000,000.

(d) Minimum Vesting of Awards. The minimum vesting period for any Award, including a portion or installment of an Award, granted under this Plan will be one year. Notwithstanding the foregoing sentence, the following Awards will not be subject to the one-year minimum vesting requirement: any (i) Awards granted in connection with business acquisitions as provided in Section 7(d), and (ii) any additional Awards the Committee may grant, up to a maximum of 5 percent of the available share reserve authorized for issuance under this Plan pursuant to Section 5(a) as of the Effective Date (subject to adjustment under Section 7(a)).

(e) Maximum Term of Awards. No Award that contemplates exercise or conversion may be exercised or converted to any extent, and no other Award that defers vesting, may remain outstanding and unexercised, unconverted or unvested more than ten years after its Date of Grant.

(f) Code Section 409A. It is the intent of the Corporation that no Award under this Plan be subject to taxation under Section 409A(a)(1) of the Code. Accordingly, if the Committee determines that an Award granted under this Plan is subject to Section 409A of the Code, such Award will be interpreted and administered so as to comply with Section 409A of the Code and the regulations thereunder.

(g) No Repricing; Out-of-the-Money Options or Stock Appreciation Rights. No Option or SAR may be re-priced, replaced, re-granted through cancellation, or modified without stockholder approval (except as permitted under Section 7), if the effect would be to reduce the exercise price or base price for the Stock underlying such Option or SAR, respectively. In addition, in no event will the Corporation pay cash or other consideration for Options where at the time of payment the exercise price of the Option is greater than the Fair Market Value of the Stock underlying the Option or pay cash or other consideration for SARs where at the time of payment the base price established in the Award is greater than the Fair Market Value of the Stock underlying the SAR.

SECTION 5. Shares of Stock Available Under Plan.

(a) Aggregate Share Limit for Share-Based Awards. Subject to adjustment as provided in this Section 5 or Section 7(a), the maximum number of shares of Stock that may be subject to Options (including Incentive Stock Options), SARs payable in shares of Stock, Restricted Stock, Stock Units and Other Stock-Based Awards payable in shares of Stock granted or issued under this Plan is 4,500,000, plus the number of shares of Stock reserved for future awards under the Predecessor Plan as of the Effective Date, plus the number of shares of Stock subject to awards outstanding under the Predecessor Plan as of the Effective Date that thereafter are unexercised, unconverted or undistributed as a result of termination, expiration or forfeiture of the award, whether or not the individual holding the award received or was credited with benefits of ownership (such as dividends, Dividend Equivalents or voting rights) during the period in which the individual's ownership was restricted or otherwise not vested, including shares of Stock subject to Restricted Stock Awards that subsequently are reacquired by the Corporation due to termination, expiration or forfeiture.

(b) Restriction on Recycling or Reissue of Shares. Stock issued upon the exercise of an Award or the vesting of an Award may not be used for a subsequent Award under this Plan. Any unexercised, unconverted or undistributed portion of any Award made under this Plan or any share-based award under the Predecessor Plan resulting from termination, expiration or forfeiture of that Award will again be available for Award under Section 5(a), whether or not the Participant has received or been credited with benefits of ownership (such as dividends, Dividend Equivalents or voting rights) during the period in which the Participant's ownership was restricted or otherwise not vested. Shares of Stock that are issued pursuant to Restricted Stock Awards and subsequently reacquired by the Corporation due to termination, expiration or forfeiture of the Award also will be available for reissuance under this Plan. Shares of Stock subject to an Award that are reacquired or not issued by the Corporation pursuant to Section 5(f) or 5(g) to satisfy a withholding obligation of the Participant will not be available for reissue or issue, as applicable. With respect to SARs payable in shares of Stock, the number of shares of Stock subject to an Award will be counted against the number of shares of Stock available for issuance under this Plan regardless of the number of shares of Stock actually issued to settle the SARs upon exercise.

(c) Interpretive Issues. Additional rules for determining the number of shares of Stock authorized under this Plan or available for grant or issuance from time to time may be adopted by the Committee, as it deems necessary or appropriate.

(d) Source of Shares; No Fractional Shares. The Stock that may be issued pursuant to an Award under this Plan may be authorized but unissued Stock or Stock acquired by the Corporation or any of its Subsidiaries, subsequently or in anticipation of a transaction under this Plan, in the open market or in privately negotiated transactions. No fractional shares of Stock may be issued under this Plan, but fractional interests may be accumulated pursuant to the terms of an Award.

(e) Consideration. The Stock issued under this Plan may be issued (subject to Section 10(d)) for any lawful form of consideration, the value of which equals the par value of the Stock or such greater or lesser value as the Committee, consistent with Section 10(d), may require.

(f) Purchase or Exercise Price; Withholding. The exercise or purchase price (if any) of the Stock issuable pursuant to any Award and any withholding obligation under applicable Tax laws will be paid in cash or, subject to the Committee's express authorization and the terms, restrictions, conditions and procedures as the Committee may in its sole discretion impose (subject to Section 10(d)), any one or combination of (i) cash, (ii) the delivery of shares of Stock, (iii) a reduction in the number of Shares of Stock issuable or cash payable pursuant to such Award or (iv) in the case of purchase price only, a contract for labor or services to be performed or labor or services actually performed. In the case of a payment by the means described in clause (ii) or (iii) above, the Stock to be so delivered or offset will be determined by reference to the Fair Market Value of the Stock on the date as of which the payment or offset is made. Notwithstanding the foregoing, no Insider will be permitted to satisfy the purchase or exercise price or withholding obligation with respect to an Award by using a method of payment otherwise authorized under this Plan or an Award Agreement if such method of payment would constitute a personal loan under Section 13(k) of the Exchange Act. If an Award Agreement to a Participant who is not an Insider authorizes a method of payment that would constitute a personal loan under Section 13(k) of the Exchange Act and the Participant subsequently becomes an Insider, then the payment method will no longer be available to the Participant and the Committee will take whatever steps are necessary to make such payment method void as to such Participant, including but not limited to requiring the immediate payment of any loan previously obtained in connection with an Award.

(g) Cashless Exercise. Subject to any restrictions on Insiders pursuant to Section 13(k) of the Exchange Act, the Committee may permit the exercise of an Award and payment of any applicable withholding Tax in respect of an Award by delivery of notice, subject to the Corporation's receipt from a third party of payment (or commitment to make payment) in full in cash for the exercise price and the applicable withholding prior to issuance of Stock, in the manner and subject to the procedures as may be established by the Committee.

SECTION 6. Award Agreements.

Each Award under this Plan will be evidenced by an Award Agreement in a form approved by the Committee setting forth, in the case of Share-Based Awards, the number of shares of Stock, as applicable, subject to the Award, and the price (if any) and term of the Award and, in the case of Performance-Based Awards, the applicable Performance Goals and performance period. The Award Agreement also may set forth (or incorporate by reference) other material terms and conditions applicable to the Award as determined by the Committee consistent with the limitations of this Plan.

(a) Mandatory Option and SAR Holding Period. Award Agreements for Options and SARs payable in Stock will be deemed to state that, subject to the authority of the Committee under Section 7, a minimum six-month period will elapse between the date of initial grant of any Option or SAR paid in Stock and the sale of the underlying shares of Stock, and the Corporation may impose legend and other restrictions on the Stock issued on exercise of the Options or SARs to enforce this requirement.

(b) Mandatory Dividend Provisions for Restricted Stock, Stock Units and Other Stock-Based Awards Payable in Stock. Award Agreements for Restricted Stock will be deemed to state that dividends that become payable on Restricted Stock will not be payable to the Participant but will be accrued and held by the Corporation until such time as the underlying Restricted Stock vests, at which time the accrued dividends will be paid to the Participant or used to satisfy a withholding Tax obligation pursuant to Section 6(c)(3). This Section 6(b) will also apply to Award Agreements governing Stock Units or Other Stock-Based Awards payable in Stock unless the Stock Units or Other Stock-Based Awards are granted in tandem with another Award, in which case this Section 6(b) will apply to the Award Agreement for that other Award.

(c) Mandatory Provisions Applicable to All Award Agreements. Award Agreements will be subject to the terms of this Plan and will be deemed to include the following terms, unless the Committee in the Award Agreement consistent with applicable legal requirements, provides otherwise:

Additional Information and Other Matters

(1) Non-assignability: The Award may not be assignable nor transferable, except by will or by the laws of descent and distribution, and during the lifetime of a Participant, the Award may be exercised only by the Participant or by his or her guardian or legal representative. The designation of a Beneficiary hereunder will not constitute a transfer prohibited by the foregoing provisions.

(2) Rights as Stockholder: A Participant will have no rights as a holder of Stock with respect to any unissued securities covered by an Award until the date the underlying shares of Stock are issued to the Participant. Except in the case of Restricted Stock and except as provided in Section 7, no adjustment or other provision will be made for dividends or other stockholder rights, except to the extent that the Award Agreement provides for Dividend Equivalents or similar economic benefits.

(3) Tax Withholding: Each Participant will be responsible for payment of all Taxes imposed on such Participant with respect to an Award. All withholding Tax obligations will be satisfied on or prior to the payment of an Award. If the Corporation concludes that any withholding Tax is required with respect to any Award (including with respect to associated dividends, Dividend Equivalents, or DDEs), and the Participant otherwise has not made arrangements acceptable to the Corporation to satisfy the withholding Tax obligation, the Corporation may (i) offset an amount for Tax withholding against any obligation of the Corporation or any Subsidiary to the Participant, (ii) at any time on or prior to payment of an Award reduce the amount of the Award (including the surrender of associated dividends, Dividend Equivalents, or DDEs to be paid with respect to such Award) paid to be paid to the Participant to pay Tax withholding, or (iii) require the Participant or his or her Beneficiary to pay the Corporation an amount in cash to satisfy the withholding Tax obligation. The satisfaction of any withholding Taxes with respect to Share-Based Awards also may be satisfied by cashless exercise as provided in Section 5(g).

(4) No Waivers: Neither the Committee nor the Board of Directors has retained the authority to waive the requirements set forth in Sections 6(a), 6(b) or 6(c).

(d) Other Provisions. Award Agreements may include other terms and conditions as the Committee shall approve, including but not limited to the following:

(1) Other Terms and Conditions: Any other terms not inconsistent with the terms of this Plan as are necessary, appropriate, or desirable to effect an Award to a Participant, including provisions describing the treatment of an Award in the event of the death, disability, layoff, retirement, divestiture or other termination of a Participant's employment with or services to the Corporation or a Subsidiary, any provisions relating to the vesting, exercisability, forfeiture or cancellation of the Award, any requirements for continued employment, any other restrictions or conditions (including performance requirements and holding periods) of the Award and the method by which the restrictions or conditions lapse, procedures acceptable to the Committee (if any) with respect to the effect on the Award of a Change in Control, subject in the case of Options, SARs payable in shares of Stock, Restricted Stock, Stock Units and Other Stock-Based Awards payable in shares of Stock, to the requirements of Sections 4(a) and (b), and Sections 6(a), (b) and (c). Notwithstanding the foregoing, under no circumstances may an Award Agreement provide that the Award will accelerate and vest in full upon a Participant's layoff, or vest in any portion solely upon a Change in Control pursuant to which an Award is assumed, continued or substituted by the Corporation or its successor.

(2) Non-competition and non-solicitation clause: A provision or provisions requiring the forfeiture or recoupment of an Award (whether or not vested) on account of activities deemed by the Committee in its sole discretion to be harmful to the Corporation, including but not limited to employment with a competitor, misuse of the Corporation's proprietary or confidential information, or solicitation of the Corporation's employees.

(3) Claw-back: A provision entitling the Corporation to recoup any Award (whether or not vested) or value received for an Award under circumstances specified in the Award Agreement or rules, regulations or interpretations of the Securities and Exchange Commission or any applicable law.

(e) Contract Rights, Forms and Signatures. Any obligation of the Corporation to any Participant with respect to an Award will be based solely upon contractual obligations created by this Plan and an Award Agreement. Subject to the provisions of Section 8(g), no Award will be enforceable until the Corporation has delivered the Award Agreement to the Participant and the Participant has accepted the Award Agreement through means designated by the Committee. By signing the Award Agreement, or otherwise providing an acknowledgement of receipt in accordance with procedures established by the Committee, a Participant will be deemed to have understood and consented to the terms of this Plan and any action taken in good faith under this Plan by and within the discretion of the Committee, the Board of Directors or their delegates. Unless the Award Agreement expressly provides otherwise, there are no third-party beneficiaries of the obligations of the Corporation to the Participant under an Award Agreement.

SECTION 7. Adjustments; Change in Control; Acquisitions.

(a) <u>Adjustments</u>. In the event of any recapitalization, stock dividend, stock split (including a stock split in the form of a stock dividend), reverse stock split, merger, combination, consolidation, or other reorganization, or any extraordinary dividend or other extraordinary distribution in respect of the Stock (whether in the form of cash, Stock or other property), or any split-up, spin-off, split-off, extraordinary redemption, or exchange of outstanding Stock, or there occurs any other similar corporate transaction or event in respect of the Stock, or a sale of all or substantially all the assets of the Corporation as an entirety, then the Committee is required, in the manner and to the extent, if any, as it deems appropriate and equitable to the Participants and consistent with the terms of this Plan, and taking into consideration the effect of the event on the holders of the Stock, proportionately adjust any or all of the following:

(1) the number and type of shares of Stock that thereafter may be made the subject of Awards (including the specific maximum and numbers of shares of Stock set forth elsewhere in this Plan),

(2) the number and type of shares of Stock, cash or other property subject to any or all outstanding Awards,

(3) the grant, purchase or exercise price, or conversion ratio of any or all outstanding Awards, or of the Stock or other property underlying the Awards,

(4) the securities, cash or other property deliverable upon exercise or conversion of any or all outstanding Awards,

(5) subject to Section 4(b), the Performance Goals or other standards appropriate to any outstanding Performance-Based Awards, or

(6) any other terms as are affected by the event.

Notwithstanding the foregoing, in the case of an Incentive Stock Option, no adjustment will be made that would cause this Plan to violate Section 424(a) of the Code, without the written consent of the Participant adversely affected thereby. The Committee may act prior to an event described in this Section 7(a) (including at the time of an Award by means of more specific provisions in the Award Agreement) if deemed necessary or appropriate to permit the Participant to realize the benefits intended to be conveyed by an Award in respect of the Stock in the case of an event described in Section 7(a).

(b) <u>Change in Control</u>. The Committee may, in the Award Agreement, provide for the effect of a Change in Control on an Award. Such provisions may include but are not limited to any one or more of the following with respect to any or all Awards: (i) the specific consequences of a Change in Control on the Awards; (ii) the acceleration or extension of time periods for purposes of exercising, vesting in, or realizing gain from, the Awards; (iii) a reservation of the Committee's right to determine in its discretion at any time that there will be full acceleration or no acceleration of benefits under the Awards; (iv) that only certain or limited benefits under the Awards will be accelerated; (v) that the Awards will be accelerated for a limited time only; or (vi) that acceleration of the Awards will be subject to additional conditions precedent (such as, but not limited to, a termination of employment following a Change in Control). Notwithstanding the foregoing, under no circumstances may an Award Agreement provide that the Award will vest in any portion solely upon a Change in Control pursuant to which an Award is assumed, continued or substituted by the Corporation or its successor.

In addition to any action required or authorized by the terms of an Award, without the approval of any Participant, the Committee may take any other action it deems appropriate in the event of or in anticipation of a Change in Control, including but not limited to any one or more of the following with respect to any or all Awards and any other action not listed below to ensure the equitable treatment of Participants: (i) the waiver of conditions on the Awards that were imposed for the benefit of the Corporation; (ii) provision for the cash settlement of the Awards for their equivalent cash value, as determined by the Committee, as of the date of a Change in Control; (iii) provisions for the assumption or continuation of the Award and the substitution for shares of stock of a successor entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number of shares, exercise or conversion price and conditions of the Award; or (iv) such other modification or adjustment to the Awards as the Committee deems appropriate to maintain and protect the rights and interests of Participants upon or following a Change in Control. The Committee also may accord any Participant a right to refuse any acceleration of exercisability, vesting or benefits, whether pursuant to the Award Agreement or otherwise, in such circumstances as the Committee may approve.

Notwithstanding the foregoing provisions of this Section 7(b) or any provision in an Award Agreement to the contrary, if any Award to any Insider is accelerated to a date that is less than six months after the Date of Grant, the Committee may prohibit a sale of the underlying Stock (other than a sale by operation of law), and the Corporation may impose legend and other restrictions on the Stock to enforce this prohibition.

(c) <u>Change in Control Definition</u>. For purposes of this Plan, a "Change in Control" will include and be deemed to occur upon one or more of the following events:

(1) A tender offer or exchange offer is consummated for the ownership of securities of the Corporation representing 25 percent or more of the combined voting power of the Corporation's then outstanding voting securities entitled to vote in the election of directors of the Corporation;

(2) The consummation of a merger, combination, consolidation, recapitalization, or other reorganization of the Corporation with one or more other entities that are not Subsidiaries if, as a result of the consummation of the merger, combination, consolidation, recapitalization or other reorganization, less than 75 percent of the outstanding voting securities of the surviving or resulting corporation will immediately after the event be owned in the aggregate by the stockholders of the Corporation (directly or indirectly), determined on the basis of record ownership as of the date of determination of holders entitled to vote on the action (or in the absence of a vote, the day immediately prior to the event);

(3) Any person (as this term is used in Sections 3(a)(9) and 13(d)(3) of the Exchange Act, but excluding any person described in and satisfying the conditions of Rule 13d-1(b)(1) thereunder), becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Corporation representing 25 percent or more of the combined voting power of the Corporation's then outstanding securities entitled to vote in the election of directors of the Corporation;

(4) At any time within any period of two years after a tender offer, merger, combination, consolidation, recapitalization, or other reorganization or a contested director election, or any combination of these events, the "Incumbent Directors" cease to constitute at least a majority of the authorized number of members of the Board. For purposes hereof, "Incumbent Directors" means the persons who were members of the Board immediately before the first of these events, and the persons who were elected or nominated as their successors or pursuant to increases in the size of the Board by a vote of at least three-fourths of the Board members who were then Board members (or successors or additional members so elected or nominated); and

(5) The stockholders of the Corporation approve a plan of liquidation and dissolution of the Corporation, or a sale or transfer of all or substantially all of the Corporation's business and/or assets as an entirety to an entity that is not a Subsidiary is consummated.

Notwithstanding the foregoing, in the event the Committee determines that an Award could be subject to taxation under Section 409A(a)(1) of the Code, a Change in Control will have no effect on the Award unless the Change in Control also would constitute a change in the ownership or effective control of the Corporation or in the ownership of a substantial portion of the assets of the Corporation within the meaning of Section 409A(a)(2)(A)(v) of the Code.

(d) Business Acquisitions. Awards may be granted under this Plan on terms and conditions as the Committee considers appropriate, which may differ from those otherwise required by this Plan, to the extent necessary to reflect a substitution for or assumption of stock incentive awards held by employees of other entities who become Employees of the Corporation or a Subsidiary as the result of a merger, consolidation or business combination of the employing entity with, or the acquisition of assets or stock of the employing entity by, the Corporation or a Subsidiary, directly or indirectly.

SECTION 8. Administration.

(a) Committee Authority and Structure. This Plan and all Awards granted under this Plan will be administered by the Management Development and Compensation Committee of the Board or such other committee of the Board as may be designated by the Board and constituted so as to permit this Plan to comply with the disinterested administration requirements of Rule 16b-3. The Board will designate the members of the Committee. Notwithstanding the foregoing, any action taken under this Plan by the Management Development and Compensation Committee of the Board or such other committee of the Board as may be designated by the Board to administer this Plan and Awards granted under this Plan will be valid and effective whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 8(a) or otherwise provided in any charter of the Committee.

(b) Selection and Grant. The Committee will have the authority to determine the Employees to whom Awards will be granted under this Plan, the type of Award or Awards to be made, and the nature, amount, pricing, timing, and other terms of Awards to be made to any one or more of these individuals, subject to the terms of this Plan.

(c) Construction and Interpretation. The Committee will have the power to interpret and administer this Plan and Award Agreements, and to adopt, amend and rescind related rules and procedures. All questions of interpretation and determinations with respect to this Plan, the number of shares of Stock, SARs or other Awards granted and the terms of any Award Agreements, the adjustments required or permitted by Section 7, and other determinations hereunder will be made by the Committee and its determination will be final and conclusive upon all parties in interest. In the event of any conflict between an Award Agreement and any non-discretionary provisions of this Plan, the terms of this Plan will govern.

(d) <u>Rule 16b-3 Conditions; Bifurcation of Plan</u>. It is the intent of the Corporation that this Plan and Share-Based Awards hereunder satisfy and be interpreted in a manner that, in the case of Participants who are or may be Insiders, satisfies any applicable requirements of Rule 16b-3, so that these persons will be entitled to the benefits of Rule 16b-3 or other exemptive rules under Section 16 under the Exchange Act and will not be subjected to avoidable liability thereunder as to Awards intended to be entitled to the benefits of Rule 16b-3. If any provision of this Plan or of any Award would otherwise frustrate or conflict with the intent expressed in this Section 8(d), that provision to the extent possible will be interpreted and deemed amended so as to avoid such conflict. To the extent of any remaining irreconcilable conflict with this intent, the provision will be deemed disregarded as to Awards intended as Rule 16b-3 exempt Awards. Notwithstanding anything to the contrary in this Plan, the provisions of this Plan may at any time be bifurcated by the Board or the Committee in any manner so that certain provisions of this Plan or any Award Agreement intended (or required) to satisfy the applicable requirements of Rule 16b-3 are only applicable to Insiders and to those Awards to Insiders intended to satisfy the requirements of Rule 16b-3.

(e) <u>Delegation and Reliance</u>. The Committee, in its discretion, may delegate to the Chief Executive Officer of the Corporation all or part of the Committee's authority and duties with respect to granting Awards (but in no event with respect to Awards to Participants who are Insiders on the date any such Award is made or on the applicable Grant Date, if such dates are not the same), provided such delegation is in writing (including evidenced by written meeting minutes or written consent) and is consistent with any limitations under the Maryland General Corporation Law. A copy of any such delegation will be maintained in the records of the actions of the Committee. The Committee may revoke or amend the terms of such delegation at any time, but such revocation will not invalidate prior actions of the Chief Executive Officer of the Corporation that were consistent with the terms of this Plan and such earlier delegation. The Committee may also delegate to the officers or employees of the Corporation the administrative authority to execute and deliver those instruments and documents, to do all acts and things, and to take all other steps deemed necessary, advisable or convenient for the effective administration of this Plan in accordance with its terms and purpose. In making any determination or in taking or not taking any action under this Plan, the Board, the Committee and any person to whom authority has been delegated under this Plan may obtain and may rely upon the advice of experts, including professional advisors to the Corporation. No director, officer, employee or agent of the Corporation will be liable for any action or determination taken or made or omitted in good faith.

(f) <u>Exculpation and Indemnity</u>. Neither the Corporation nor any member of the Board of Directors or of the Committee, nor any other person participating in any determination under this Plan (including the Chief Executive Officer of the Corporation or any other officer or employee of the Corporation pursuant to delegated authority under Section 8(e)), or in the interpretation, administration or application of this Plan, will have any liability to any party for any action taken or not taken in good faith under this Plan or for the failure of an Award (or action in respect of an Award) to satisfy Code requirements as to incentive stock options or to realize other intended Tax consequences, to qualify for exemption or relief under Rule 16b-3 or to comply with any other law, compliance with which is not required on the part of the Corporation.

(g) <u>Notices, Signature, Delivery</u>. Whenever a signature, notice or delivery of a document, or acknowledgement of receipt of a document, is required or appropriate under this Plan or pursuant to an Award Agreement, signature, notice, delivery or acknowledgement may be accomplished by paper or written format, or, subject to Section 10(d), by electronic means. In the event electronic means are used for the signature, notice or delivery of a document, or acknowledgement of receipt of a document, the electronic record or confirmation of that signature, notice, delivery or acknowledgement maintained by or on behalf of the Corporation will for purposes of this Plan and any applicable Award Agreement be treated as if it was a written signature, notice or acknowledgement and was delivered in the manner provided herein for a written document.

SECTION 9. Amendment and Termination of this Plan.

The Board of Directors may at any time terminate, suspend or discontinue this Plan. The Board of Directors may amend this Plan at any time, provided that any material amendment to this Plan will not be effective unless approved by the Corporation's stockholders. For this purpose, a material amendment is any amendment or action that would (i) materially increase the number of shares of Stock available under this Plan or issuable to a Participant (other than a change in the number of shares made pursuant to Section 7); (ii) change the types of awards that may be granted under this Plan; (iii) expand the class of persons eligible to receive awards or otherwise participate in this Plan; or (iv) require stockholder approval pursuant to the New York Stock Exchange Listed Company Manual (so long as the Corporation is a listed company on the New York Stock Exchange) or applicable law. The Committee in its discretion may at any time and in any manner that would be authorized for a new Award under this Plan allow for deviations from the terms of any or all Award Agreements or amend any or all Award Agreements under this Plan, so long as such an action would not require approval of the Corporation's stockholders if it were an amendment to this Plan. Notwithstanding the foregoing, no such action by the Board or the Committee will, in any manner adverse to a Participant other than as expressly permitted by the terms of an Award Agreement, affect any Award then outstanding and evidenced by an Award Agreement without the consent in writing of the Participant or a Beneficiary who has become entitled to an Award thereunder.

SECTION 10. Miscellaneous.

(a) <u>Unfunded Plan</u>. This Plan will be unfunded. Neither the Corporation, the Board of Directors nor the Committee will be required to segregate any assets that may at any time be represented by Awards made pursuant to this Plan. Neither the Corporation, the Board of Directors, nor the Committee will be deemed to be a trustee of any amounts to be paid or securities to be issued under this Plan.

(b) <u>Rights of Employees</u>.

(1) No Right to an Award. Status as an Employee will not be construed as a commitment that any one or more Awards will be made under this Plan to an Employee or to Employees generally. Status as a Participant will not entitle the Participant to any additional future Awards.

(2) No Assurance of Employment. Nothing contained in this Plan (or in any other documents related to this Plan or to any Award) will confer upon any Employee or Participant any right to continue in the employ or other service of the Corporation or any Subsidiary or constitute any contract (of employment or otherwise) or limit in any way the right of the Corporation or any Subsidiary to change a person's compensation or other benefits or to terminate the employment of a person with or without cause.

(c) <u>Effective Date; Duration</u>. This Plan has been adopted by the Board of Directors of the Corporation and is subject to the approval of the Corporation's stockholders. This Plan will become effective only upon such stockholder approval (the date of such approval being the "Effective Date") and will remain in effect until any and all Awards under this Plan have been exercised, converted or terminated under the terms of this Plan and applicable Award Agreements. Notwithstanding the foregoing, no Award may be granted under this Plan after April 22, 2030, which is the day before the ten-year anniversary of the Effective Date. Notwithstanding the foregoing, any Award granted under this Plan on or prior to April 22, 2030 may be amended after such date in any manner that would have been permitted prior to such date, except that no such amendment may increase the number of shares of Stock subject to, comprising or referenced in such Award (other than in accordance with Section 7(a)).

(d) <u>Compliance with Laws</u>. This Plan, Award Agreements, and the grant, exercise, conversion, operation and vesting of Awards, and the issuance and delivery of shares of Stock and/or other securities or property or the payment of cash under this Plan, Awards or Award Agreements, are subject to compliance with all applicable federal, state and foreign laws, rules and regulations (including but not limited to federal, state and foreign insider trading, registration, reporting and other securities laws and margin requirements) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable to comply with all legal requirements. Any securities delivered under this Plan will be subject to such restrictions (and the person acquiring such securities will, if requested by the Corporation, provide such evidence, assurance and representations to the Corporation as to compliance with any thereof) as counsel to the Corporation may deem necessary or desirable to assure compliance with all applicable legal requirements.

(e) <u>Applicable Law; Forum for Disputes</u>. This Plan, Award Agreements and any related documents and matters will be governed by and in accordance with the laws of the State of Maryland (without regard to its provisions regarding choice of law), except as to matters of federal law. Any claim or action filed in connection with this Plan, Award Agreements and any related documents and matters must be brought or filed in the United States District Court for the District of Maryland, unless it is determined that such court does not have subject matter jurisdiction, in which case any such claim or action must be brought or filed in the Circuit Court of Montgomery County in the State of Maryland.

(f) <u>Awards to Participants Outside the United States</u>. Notwithstanding any provision of this Plan to the contrary, in order to comply with the laws of other countries in which the Corporation and its Subsidiaries operate or have employees, the Committee will have the authority to modify the terms and conditions of Awards granted to Employees outside the United States to comply with applicable foreign laws, rules and regulations, and to take any action, before or after an Award is made, that it deems necessary or advisable to obtain approval or comply with local government, regulatory, Tax, exemption, approval or other requirements.

(g) <u>Non-Exclusivity of Plan</u>. Nothing in this Plan will limit or be deemed to limit the authority of the Corporation, the Board of Directors or the Committee to grant awards or authorize any other compensation, with or without reference to the Stock, under any other plan or authority.

Appendix B: Definition of Non-GAAP (Generally Accepted Accounting Principles) Measures

This Proxy Statement contains Non-GAAP financial measures (as defined by SEC Regulation G). While we believe that these Non-GAAP financial measures may be useful in evaluating Lockheed Martin, this information should be considered supplemental and is not a substitute for financial information prepared in accordance with GAAP. In addition, our definitions for Non-GAAP measures may differ from similarly titled measures used by other companies or analysts.

Segment Operating Profit

Segment Operating Profit represents the total earnings from our business segments before unallocated income and expense, interest expense, other non-operating income and expense, and income tax expense. This measure is used by our senior management in evaluating the performance of our business segments. The caption "Total Unallocated Items" reconciles Segment Operating Profit to Consolidated Operating Profit. We use Segment Operating Profit as a performance goal in the annual incentive plan.

| | 2019 |
| | Profit |
($M)	($)
Segment Operating Profit (Non-GAAP)	6,574
Total Unallocated Items	1,971
Consolidated Operating Profit (GAAP)	**8,545**

Return on Invested Capital (ROIC)

ROIC is defined as net earnings plus after-tax interest expense divided by average invested capital (total equity plus debt) after adjusting total equity by adding back adjustments related to the Corporation's post-retirement benefit plans. We use ROIC as a performance measure for LTIP and PSUs.

ROIC Calculation ($M)	Three-Year 2017–2019
Net Earnings[a]	$ 4,413
Adjustments for DTA Charge[b]	641
Adjusted Net Earnings	$ 5,054
Interest Expense (multiplied by 65% in 2017 and by 79% in 2018 and 2019)[a][c]	489
Return	**$ 5,543**
Average Debt[d][e]	$ 14,025
Average Equity[e][f]	2,959
Average Benefit Plan Adjustments[e][g]	11,873
Average Invested Capital	**$ 28,857**
ROIC	**19.21%**
Tax Reform ROIC Adjustment [h]	**-1.34%**
ROIC adjusted for Tax Reform	**17.9%**

[a] Three-year 2017-2019 values for Net Earnings, Interest Expense and any Return related adjustments reflect average values over the period.

[b] Net earnings was adjusted for the $1.9 billion deferred tax asset (DTA) charge as reported in December 2017 as a result of the Federal Government's enactment of the Tax Cuts and Jobs Act.

[c] Represents after-tax interest expense utilizing the federal statutory rate of 35 percent in 2017, 21 percent in 2018, and 21 percent in 2019. Interest expense is added back to net earnings as it represents the return to debt holders. Debt is included as a component of average invested capital.

[d] Debt consists of long-term debt, including current maturities, and short-term borrowings (if any).

[e] The three-year averages are calculated using thirteen quarter point balances at the start of the plan performance period and at the end of each quarter for each of the three-years in the performance period.

[f] Equity includes non-cash adjustments, primarily to recognize the funded/unfunded status of the Corporation's benefit plans; and also to normalize for the one-time impact of the DTA noted in footnote (b) above.

[g] Average Benefit Plan Adjustments reflect the cumulative value of entries identified in the Corporation's Consolidated Statements of Equity as well as adjusted to normalize for the $2,396M benefit associated with the adoption of Accounting Standards Update No. 2018-02.

[h] ROIC was adjusted by 1.34% to normalize for the benefit of the Federal Government's enactment of the Tax Cuts and Jobs Act in years 2018 and 2019. The 1.34% adjusts ROIC overall to normalize for the benefit of the lower tax rate.

Performance Cash

Performance Cash represents the Corporation's Cash from Operations adjusted for items as described in the PSU and LTIP award agreements. For the 2017-2019 performance cycle award agreements, Cash from Operations was adjusted for the items in the table below to calculate Performance Cash.

Cash Flow ($M)	2017-2019 ($)
Cash from Operations (GAAP)	**16,925**
Pension Funding Adjustment	
Actual Pension Funding	6,390
Planned Pension Funding	3,470
Delta	2,920
Adjustment for Unplanned Tax Payments / (Benefits) on Divestitures	27
Adjustment for Actual vs. Planned Tax Payments due to Tax Reform	(1,959)
Net Adjusting Items	988
Performance Cash (Non-GAAP)	**17,913**

Disclosure Regarding Forward-Looking Statements

This Proxy Statement contains statements that, to the extent they are not recitations of historical fact, constitute forward-looking statements within the meaning of the federal securities laws, and are based on Lockheed Martin's current expectations and assumptions. The words "believe," "estimate," "anticipate," "project," "intend," "expect," "plan," "outlook," "scheduled," "forecast" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially due to factors such as:

- the Corporation's reliance on contracts with the U.S. Government, which are conditioned upon the availability of funding and can be terminated by the U.S. Government for convenience, and the corporation's ability to negotiate favorable contract terms;
- budget uncertainty, affordability initiatives, or the risk of future budget cuts;
- risks related to the development, production, sustainment, performance, schedule, cost and requirements of complex and technologically advanced programs including the corporation's largest, the F-35 program;
- planned production rates for significant programs; compliance with stringent performance and reliability standards; materials availability;
- the performance and financial viability of key suppliers, teammates, joint ventures, joint venture partners, subcontractors and customers;
- economic, industry, business and political conditions including their effects on governmental policy and government actions that disrupt our supply chain or prevent the sale or delivery of our products (such as delays in obtaining Congressional approvals for exports requiring Congressional notification);
- trade policies or sanctions (including Turkey's removal from the F-35 program, the impact of U.S. Government sanctions on Turkey and potential sanctions on the Kingdom of Saudi Arabia);
- the Corporation's success expanding into and doing business in adjacent markets and internationally and the differing risks posed by international sales;
- changes in foreign national priorities, and foreign government budgets;
- the competitive environment for the Corporation's products and services, including increased pricing pressures, aggressive pricing in the absence of cost realism evaluation criteria, competition from outside the aerospace and defense industry, and bid protests;
- the timing and customer acceptance of product deliveries;
- the Corporation's ability to continue to innovate and develop new products and to attract and retain key personnel and transfer knowledge to new personnel; the impact of work stoppages or other labor disruptions;
- the impact of cyber or other security threats or other disruptions to the Corporation's businesses;

- the Corporation's ability to implement and continue and the timing and impact of capitalization changes such as share repurchases and dividend payments;
- the Corporation's ability to recover costs under U.S. Government contracts and changes in contract mix;
- the accuracy of the Corporation's estimates and projections;
- timing and estimates regarding pension funding and movements in interest rates and other changes that may affect pension plan assumptions, stockholders' equity, the level of the FAS/CAS adjustment and actual returns on pension plan assets;
- the successful operation of joint ventures that we do not control and our ability to recover our investments;
- realizing the anticipated benefits of acquisitions or divestitures, joint ventures, teaming arrangements or internal reorganizations;
- the Corporation's efforts to increase the efficiency of its operations and improve the affordability of its products and services;
- risk of an impairment of the Corporation's assets, including the potential impairment of goodwill, intangible assets and inventory recorded as a result of the acquisition of the Sikorsky business and the potential further impairment of its equity investment in Advanced Military Maintenance, Repair and Overhaul Center LLC (AMMROC);
- the availability and adequacy of the Corporation's insurance and indemnities;
- the effect of changes in (or in the interpretation of) procurement and other regulations and policies affecting the Corporation's industry, including export of our products, cost allowability or recovery and potential changes to the U.S. Department of Defense's acquisition regulations relating to progress payments and performance-based payments and a preference for fixed-price contracts;
- the Corporation's ability to benefit fully from or adequately protect our intellectual property rights;
- the effect of changes in accounting, taxation, or export, laws regulations, and policies and their interpretation or application; and
- the outcome of legal proceedings, bid protests, environmental remediation efforts, audits, government investigations or government allegations that the Corporation has failed to comply with law, other contingencies and U.S. Government identification of deficiencies in the Corporation's business systems.

These are only some of the factors that may affect the forward-looking statements contained in this Proxy Statement. For a discussion identifying additional important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see the Corporation's filings with the SEC including, but not limited to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in the Corporation's Annual Report on Form 10-K for the year ended Dec. 31, 2019 and subsequent quarterly reports on Form 10-Q. The Corporation's filings may be accessed through the Investor Relations page of its website, *www.lockheedmartin.com/investor*, or through the website maintained by the SEC at *www.sec.gov*.

The Corporation's actual financial results likely will be different from those projected due to the inherent nature of projections. Given these uncertainties, forward-looking statements should not be relied on in making investment decisions. The forward-looking statements contained in this Proxy Statement speak only as of the date of its filing. Except where required by applicable law, the Corporation expressly disclaims a duty to provide updates to forward-looking statements after the date of this Proxy Statement to reflect subsequent events, changed circumstances, changes in expectations, or the estimates and assumptions associated with them. The forward-looking statements in this Proxy Statement are intended to be subject to the safe harbor protection provided by the federal securities laws.



JOIN US AT THE ANNUAL MEETING ON APRIL 23, 2020

 **Lockheed Martin Center for Leadership Excellence Auditorium**
6777 Rockledge Drive
Bethesda, Maryland 20817

 **Parking Lot**
6905 Rockledge Drive
Bethesda, Maryland 20817
(Parking will be validated and shuttles will transport stockholders to the Auditorium.)

No parking is available at the Center for Leadership Excellence. If you plan to drive, proceed to the parking lot and a shuttle will take you to the Auditorium. Please plan additional time in your schedule for the shuttle. Shuttle service will begin at 7:15 a.m. The Annual Meeting will begin promptly at 8:00 a.m.

DIRECTIONS FROM LOCAL AIRPORTS

From Washington Dulles International Airport


- Dulles Airport Access Road to VA-267 E
- Merge onto I-495 N toward Baltimore/Bethesda
- Exit onto I-270 Spur N toward Rockville/Frederick
- Take exit 1 for Democracy Blvd E
- Turn left at Fernwood Road
- Turn right at Rockledge Drive
- Turn left to Parking Lot at 6905 Rockledge Drive

From Ronald Reagan Washington National Airport


- George Washington Pkwy N
- Exit onto I-495 N toward Baltimore/Bethesda
- Exit onto I-270 Spur N toward Rockville/Frederick
- Take exit 1 for Democracy Blvd E
- Turn left at Fernwood Road
- Turn right at Rockledge Drive
- Turn left to Parking Lot at 6905 Rockledge Drive

From Baltimore/Washington International Thurgood Marshall Airport


- I-195 W onto I-95 South towards Washington
- Exit onto I-495 W toward Silver Spring/Bethesda
- Merge onto I-270 Spur N toward Frederick
- Take exit 1B toward Rockledge Drive
- Turn left at Rockledge Drive
- Turn right to stay on Rockledge Drive
- Turn right to Parking Lot at 6905 Rockledge Drive

